UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CONTENTS

3	Additional Information
4	Corporate Information
5	Financial Highlights
7	Letter to Shareholders
9	Business Review
13	Management’s Discussion and Analysis of Financial Condition and Results of Operation
27	Directors and Senior Management
36	Report of the Directors
77	Corporate Governance Report
96	Social Responsibility
100	Independent Auditor’s Report
102	Consolidated Statement of Profit or Loss and Other Comprehensive Income
103	Consolidated Statement of Financial Position
105	Consolidated Statement of Changes in Equity
106	Consolidated Statement of Cash Flows
108	Notes to the Consolidated Financial Statements
199	Additional Information — Financial Information of Parent Company — Statement of Financial Position
200	Additional Information — Financial Information of Parent Company — Statement of Changes in Equity

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward- looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, bad debt risk, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

References in this annual report to:

•	“2015 AGM” are to the Company’s annual general meeting scheduled to be held on or around June 26, 2015;

•	“Board” are to the board of Directors;

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;

•	“Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

•	“Director(s)” are to the director(s) of the Company;

•	“EUR” are to Euros;

•	“Group” are to the Company and its subsidiaries;

•	“HK$” are to Hong Kong dollars;

•	“Hong Kong Stock Exchange Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time;

•	“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“JPY” are to Japanese Yen;

•	“NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•	“Ordinary Share(s)” are to the ordinary share(s) of US$0.0004 each in the share capital of the Company;

•	“RMB” are to Renminbi;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to the Stock Exchange of Hong Kong Limited;

•	“US$” or “USD” are to U.S. dollars; and

•	“U.S. GAAP” are to the generally accepted accounting principles in the United States.

All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer, 45 nanometer and 28 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies. The financial information presented in this annual report has been prepared in accordance with IFRS. The financial information presented in the annual reports prior to 2011 was prepared in accordance with U.S. GAAP.

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International Corporation

Chinese name (for identification purposes only)	中芯國際集成電路製造有限公司

Registered office	PO Box 309
Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road Pudong New Area
Shanghai 201203
PRC

Place of business in Hong Kong	Suite 3003
30th Floor
9 Queen’s Road Central
Hong Kong

Website address	http://www.smics.com

Company Secretary	Gareth Kung

Authorized representatives	Zhou Zixue
Gareth Kung

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”)
New York Stock Exchange (“NYSE”)

Stock code	981 (HKSE)
SMI (NYSE)

Financial Calendar
Announcement of 2014 annual results	March 30, 2015
2015 Annual General Meeting	June 26, 2015
Book closure period for 2015 Annual General Meeting	June 24, 2015 to June 26, 2015, both days inclusive
Financial year end	December 31

FINANCIAL HIGHLIGHTS

Total Revenue

Revenue (US$ million)
2010
2011
2012
2013
2014
0
500
1,000
1,500
2,000
2,500

Sales by Region

11%
40%
2013
49%
13%
43%
2014
44%
China (incl. Hong Kong)
USA
Eurasia

Sales by Application

2%
9%
45%
2013
44%
3%
9%
46%
2014
42%
Consumer
Communication
Computing
Others

Wafer Sales by Technology

4%
12%
28%
40%
2013
5%
11%
5%
11%
24%
44%
2014
4%
12%
40/45 nm
55/65 nm
90nm
0.13μm
0.18μm
0.35μm

LETTER TO SHAREHOLDERS

Dear Shareholders,

We are pleased to announce that in 2014 SMIC continued to achieve full year profitability; annual net profit was around US$150 million. In the fourth quarter of 2014, we achieved our eleventh consecutive profitable quarter. Sustainable profitability continues to be our primary target.

2014 was full of changes and opportunities. We made ample progress in the development of technology and capacity in preparation for growth 2015 and beyond; including 28nm process development, differentiated technology expansion, and the formation of new partnerships. These preparations have built the foundation for our future development and growth. We successfully introduced China’s first 55nm smart card chip to the market, in addition to receiving recognition for successfully launching 55nm low-leakage embedded-flash into mass production. SMIC’s back-side illumination CMOS Image Sensor (“CIS BSI”) technology also successfully entered production, and we anticipate its ramp up in 2015. In 2014, we also announced that our 38nm NAND flash memory process was ready so as to meet the growing demand for high quality low- density specialty NAND flash memory. In terms of capacity, to quickly meet our customers’ urgent demands for 28nm, we have already prepared 28nm capacity in Shanghai and Beijing, and at the same time, we have begun to expand 8-inch capacity in Shenzhen to address the demand from domestic and international customers for differentiated technology capacity.

Furthermore, in December 2014, we announced, together with Qualcomm Incorporated, the successful fabrication of Qualcomm® Snapdragon™410 processors in our 28nm technology. This milestone further signifies SMIC’s capability and commitment to meet customers’ requirements and provide advanced nodes according to our customers’ roadmaps. The Company had great results in securing mutually beneficial collaboration within the IC industry chain. The Company established a joint venture with Jiangsu Changjiang Electronics Technology Company Limited (“JCET”) for 12-inch bumping and wafer-level testing, in order to provide the Chinese market’s domestic and international fabless companies with high-quality, efficient and convenient one-stop manufacturing service. This project is on schedule, with equipment move-in scheduled in the first half of 2015 and production targeted to begin in the second half of 2015. In December 2014, we announced that we had entered into a co-investment agreement to participate in the acquisition of Stats ChipPAC, together with JCET, and the China Integrated Circuit Industry Investment Fund Co., Ltd (the “China IC Fund”). Under the agreement terms, SMIC will invest around US$100 million and take an equity stake of about 19%. We see this as a way to not only advance the level and competitiveness of China’s IC manufacturing ecosystem and coincide with accelerating the development of China’s world class domestic semiconductor industry, but should we wish to exit the arrangement, we can also use the investment to attain satisfactory financial returns.

In 2014, the Company successfully raised funds in the capital markets, raising approximately US$900 million. In these rounds of financing, the market response was enthusiastic and investors were eager to participate, which reflects the market’s recognition and confidence in the management, the Company’s performance, future growth and direction. In order to promote the development of the IC industry, in 2014 the Chinese central government published the “National Semiconductor Development Promotion Outline” and established the China IC Fund. In February 2015 the China IC Fund signed an agreement with the Company to purchase SMIC shares to become one of the Company’s substantial shareholders. The industry investment fund’s collaboration will further strengthen our key role in China and the worldwide semiconductor industry.

Our Board composition underwent some changes; the former Chairman Mr. Wenyi Zhang has decided not to serve as Board member and Chairman due to his advancing age, and has been succeeded by Dr. Zixue Zhou. Mr. Wenyi Zhang will become Honorary Chairman and Advisor, and will continue to advise the Company in its future development. On behalf of all the Board members and employees, we want to express our sincere appreciation to Mr. Zhang for all his hard work and contribution over the past few years. He has successfully brought SMIC to a new stage of development and furthered the enhancement of China’s semiconductor industry. In addition, Professor Lawrence Juen-Yee Lau resigned his post as non-executive Director since he no longer held a post within China Investment Corporation, our substantial shareholder. Professor Lau’s Alternate Director Dr. Datong Chen, correspondingly resigned. The Board would like to acknowledge Professor Lau and Dr. Chen for their selfless devotion and whole-hearted dedication during their directorships in SMIC, and welcome Ms. Carmen I-Hua Chang to our Board as an independent non-executive Director. We, as the Chairman and CEO of the Company, recognize the challenges ahead. We will work together with all members of the Board, management team and staff to promote the Company’s development and growth, to build value for our shareholders, employees and other stakeholders.

2014 was a year of preparation for the future, and because of the many preparations made in technology and production capacity, we look forward to our prospects in 2015. We continue to have confidence in the opportunities stemming from the China market, mobile products, smart consumer products, and internet of things (“IoT”). We are committed to diligently and carefully execute our business plan for the best interests of our shareholders. We would like to again express our sincere gratitude to all of our shareholders, customers, suppliers, and employees for their continued care and support of SMIC’s development.

Zhou Zixue	Tzu-Yin Chiu
Chairman of the Board and Executive Director	Chief Executive Officer and Executive Director

Shanghai, China March 30, 2015

BUSINESS REVIEW

In 2014, the Group continued to execute its long-term strategy and vision with sustained profitability. The Group continued to advance its technology capabilities on leading edge and value-added differentiated processes. The Group’s portfolio, coupled with the global experience of the management team in operations, technology development, customer service and our market share in China, positioned the Group for long term growth. In addition, 2014 was a milestone year for SMIC in many aspects, including achieving significant business engagement on 28nm technology with leading mobile baseband companies, and the expansions of the Group’s 300mm fab operation in Beijing and 200mm fab operation in Shenzhen, China. The Group became the first pure-play foundry in China to offer 28nm wafer process technology for mobile computing applications, the first pure-play foundry worldwide to offer 55nm embedded Flash (“eFlash”) wafer solutions for SIM Card applications, and the first pure-play foundry worldwide to offer 38nm NAND Flash memory wafer process technology. The Group also continued to drive its value-added wafer manufacturing process technologies for specialty products, such as Power Management IC, CMOS Image Sensors (“CIS”), eEEPROM, eFlash, embedded Microprocessor (“MCU”), radio frequencies IC (“RF”) and wireless connectivity, Touch Controller IC (“TCIC”), fingerprint sensors and MEMS sensors. These products are the essential building blocks for both mobile computing market and the growing Internet-of-Things (“IoT”) market in the near future. Furthermore, the Group also expanded its value-added services, such as 300mm bumping, through a joint- venture with Changjiang Electronics Technology Co., Ltd (“JCET”), China’s largest outsourced semiconductor assembly and test (“OSAT”) company. The Group is well positioned in China to serve both domestic and worldwide customers.

Financial Overview

Despite a challenging environment in 2014, the Group’s sales totaled US$1,970.0 million, compared to US$2,069.0 million in 2013. Revenue excluding wafer shipments from Wuhan Xinxin Semiconductor Manufacturing Corporation (“Wuhan Xinxin”) was US$1,970.0 million in 2014, compared to US$1,961.6 million in 2013. The Group recorded a profit of US$126.3 million in 2014, compared to US$174.5 million in 2013. During the year, we generated US$608.1 million in cash from operating activities, compared to US$738.0 million in 2013. Capital expenditures in 2014 totaled US$1,014.4 million, compared to US$770.1 million in 2013. Looking ahead, our objective is to achieve sustained profitability over the long term. To achieve this, we will continue to focus on precision execution, efficiency improvement, customer service excellence while fostering innovation.

Customers and Markets

The Group continues to serve a broad global customer base comprised of leading IDMs, fabless semiconductor companies and system companies. Geographically, customers from the United States of America contributed 43.4% of the overall revenue in 2014, compared to 48.5% in 2013. Leveraging on the Group’s strategic position in China, our China revenue contributed 43.3% of the overall revenue in 2014, compared to 40.4% in 2013. In particular, 50.6% of the Group’s advanced nodes (90nm and below) wafer revenue in 2014 was contributed by customers in China. Eurasia contributed 13.3% of the overall revenue in 2014, compared to 11.1% in 2013.

In terms of applications, revenue contribution from communication applications decreased from 44.3% in 2013 to 42.1% in 2014. Consumer applications contributed 46.0% to the Group’s overall revenue in 2014 as compared to 45.0% in 2013. The Group has minimal exposure to the relatively weak PC market.

In terms of the revenue by technology, wafer revenue attributable to advanced technology at 90nm and below decreased from 44.9% in 2013 to 39.2% in 2014 and the revenue contribution percentage from 40/45nm technology decreased slightly from 12.1% in 2013 to 11.1% in 2014. On the other hand, revenue contribution percentage from 0.15/0.18um technology increased from 39.9% in 2013 to 44.5% in 2014.

In 2014, the Group attracted more than 100 new customers of which approximately 50% entered productions cycles. The majority were Chinese fabless companies. According to IHS iSuppli, China’s IC design market will experience a compounded revenue growth rate of over 18.2% per year from 2012 to 2018, which will bring the worth of the China IC design market to US$21.7 billion by 2018. Notably, our business objective in China is not just revenue growth, but also growth in the number of new designs using advanced technology, in particular on 55/65nm, 40/45nm and 28nm process technologies. The Group has, in each of its sales regions, customers utilizing its most advanced nodes of technology. China is rapidly closing the gap with the rest of the world in terms of its innovation and design capabilities. To fully leverage the market growth potential in China, the Group plans to continue to deepen its collaboration with Chinese customers while broadening relationships with its global customers.

Long-Term Business Model and Strategy for Generating and Preserving Value

SMIC’s long-term goal is to focus on generating value for the benefit of all stakeholders. SMIC’s strategy to generate sustainable profitability is three-fold. First, we aim for optimal efficiency by fully utilizing existing assets through enhanced customer relationships, quality, and service. Second, through taking advantage of our position in China, we plan to differentiate our technology offering by providing customers with added value and innovation that not only allow us to seize China market opportunities, but also give global customers a foothold in the fast-growing market. Third, with profitability as our priority, we plan to carefully invest capital in advanced technology and capacity to address suitable market growth opportunities into the future. We constantly evaluate the potential value addition of all opportunities in our decision making processes. Our management team is committed to continuing to build value in the long-term for the benefit of our employees and shareholders.

Research and Development

In 2014, the research and development (R&D) expenses were US$189.7 million, which is equivalent to 9.6% of our sales.

The R&D efforts were focused primarily on advanced logic and value-added specialty technologies. SMIC achieved many significant milestones in 2014. In the area of advanced logic technologies, the PolySiON R&D programs on the 28nm node had successfully demonstrated several customer products as planned. In addition, SMIC had achieved a major milestone in fabrication of 28nm PolySiON Qualcomm Snapdragon™ 410 processors. Early R&D work on 14nm FinFET process technologies had begun and established process baselines.

In the area of non-volatile memory technologies, the first Chinese domestic dual-interface financial IC card based on SMIC’s eEEPROM platform gained CC EAL4+ security certification. Being world’s 1st 55nm eflash in production, two smart cards products ramped up smoothly. More New Tape Outs (NTOs) include NFC, JAVA and USB IC are scheduled for production in 2015. 38nm NAND entered mass production in the third quarter as planned. Recent R&D progress was also achieved in the area of silicon sensor technology. SMIC’s 1.4um pixel BSI platforms had entered mass production enabling customers’ small form factor 5M and 8M pixel CIS products. SMIC also rolled out its leading-edge CMOS integrated MEMS device fabrication and TSV- based wafer level packaging technologies, which enabled the industry’s smallest packaged commercial 3-axis accelerometer chip designed by a customer.

The building and strengthening of SMIC’s technology R&D organization continued in 2014 through further optimizations on organization structure and resource distribution to improve operational efficiency and to address the growing demands on advanced technologies as well as specialty technology enhancements. During 2014, SMIC achieved over 1,900 patent filings as a result of its technology R&D activities.

Outlook for 2015

We look forward to our prospects in 2015. In the first half of 2015, 8-inch demand continues to be high and new 65nm and 40nm designs are going into production. In the second half of 2015 we target to ramp up new 28nm production as well as our new fabs in Shenzhen and Beijing. To address the 8-inch demand we had installed 10,000 wafers per month capacity in our new Shenzhen fab at the end of 2014. By the end of 2015 we plan to install an additional 10,000 wafers per month capacity. Our 12-inch fab in Shanghai has 14,000 wafers per month capacity, of which 6,000 wafers are now capable of 28nm production. By the end of 2015, we target to install 10,000 wafers per month capacity for 28nm production at our 12-inch fab of majority-owned subsidiary in Beijing. Annual capacity in 2015 is targeted to grow around 7%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2011, 2012, 2013 and 2014 are derived from, and should be read in conjunction with, the audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The summary consolidated financial data presented below as of and for the years ended December 31, 2011, 2012, 2013 and 2014 have been prepared in accordance with IFRS. The summary consolidated financial data presented as of and for the years ended December 31, 2010 have been prepared in accordance with U.S. GAAP.

	Year Ended 12/31/14	Year Ended 12/31/13	Year Ended 12/31/12	Year Ended 12/31/11
	(in US$ thousands, except for earnings (loss) per share)
Continuing operations
Revenue	1,969,966	2,068,964	1,701,598	1,319,466
Cost of sales	(1,486,514)	(1,630,528)	(1,352,835)	(1,217,525)
Gross profit	483,452	438,436	348,763	101,941
Research and development expenses, net	(189,733)	(145,314)	(193,569)	(191,473)
Sales and marketing expenses	(38,252)	(35,738)	(31,485)	(32,559)
General and administration expenses	(139,428)	(138,167)	(107,313)	(57,435)
Other operating income (expense)	14,206	67,870	19,117	(11,190)
Profit (loss) from operations	130,245	187,087	35,513	(190,716)
Interest income	14,230	5,888	5,390	4,724
Finance costs	(20,715)	(34,392)	(39,460)	(21,903)
Foreign exchange gains or losses	(5,993)	13,726	3,895	17,589
Other gains or losses	18,210	4,010	6,398	6,709
Share of profits of associates	2,073	2,278	1,703	4,479
Profit (loss) before tax	138,050	178,597	13,439	(179,118)
Income tax (expense) benefit	(11,789)	(4,130)	9,102	(82,503)
Profit (loss) for the year from continuing operations	126,261	174,467	22,541	(261,621)
Discontinued operations
Profit for the year from discontinued operations	—	—	—	14,741
Profit (loss) for the year	126,261	174,467	22,541	(246,880)

	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/14	12/31/13	12/31/12	12/31/11
	(in US$ thousands, except for earnings (loss) per share)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(324)	731	70	4,938
	125,937	175,198	22,611	(241,942)
Profit (loss) for the year attributable to:
Owners of the Company	152,969	173,177	22,771	(246,817)
Non-controlling interest	(26,708)	1,290	(230)	(63)
	126,261	174,467	22,541	(246,880)
Total comprehensive income (expense) for the year attributable to:
Owners of the Company	152,645	173,908	22,841	(241,879)
Non-controlling interest	(26,708)	1,290	(230)	(63)
	125,937	175,198	22,611	(241,942)
Earnings (loss) per share
From continuing and discontinued operations
Basic	$0.00	$0.01	$0.00	$(0.01)
Diluted	$0.00	$0.01	$0.00	$(0.01)
From continuing operations
Basic	$0.00	$0.01	$0.00	$(0.01)
Diluted	$0.00	$0.01	$0.00	$(0.01)

For the year
ended
December 31,
2010(1)
(in US$
thousands,
except for
per share and
per ADS data)
Sales	1,532,449
Cost of sales	1,229,266
Gross profit	303,183
Operating expenses (income):
Research and development	191,046
General and administrative	41,387
Selling and marketing	29,087
Impairment loss of long-lived assets	5,138
Loss from sale of equipment and other fixed assets	97
Litigation settlement	—
Other operating income	(16,493)
Total operating expenses, net	250,262
Income from operations	52,921
Other income (expense):
Interest income	4,086
Interest expense	(22,563)
Change in the fair value of commitment to issue shares and warrants	(29,815)
Foreign currency exchange gain	5,101
Others, net	6,534
Total other expense, net	(36,657)
Income from continuing operations before income tax and equity investment	16,264
Income tax benefit	4,818
Gain from equity investment	285
Income from continuing operations	21,367
Loss from discontinued operations net of tax effect	(7,356)
Net income	14,011
Accretion of interest to noncontrolling interest	(1,050)
Loss attributable to noncontrolling interest	140
Net income attributable to Semiconductor Manufacturing International Corporation	13,100
Deemed dividends on convertible preferred shares	—
Net income attributable to holders of ordinary shares	13,100

For the year
ended
December 31,
2010(1)
(in US$
thousands,
except for
per share and
per ADS data)
Net income	14,011
Other comprehensive income (loss):
Foreign currency translation adjustment	(706)
Comprehensive income	13,305
Comprehensive loss attributable to noncontrolling interest	(910)
Comprehensive income attributable to Semiconductor Manufacturing International Corporation	12,395
Earnings per ordinary share, basic	$0.00
Earnings per ordinary share, dilute	$0.00
Weighted average shares used in computing basic earnings per ordinary share	24,258,437,559
Weighted average shares used in computing diluted earnings per ordinary share	25,416,597,405

(1)        Prepared under U.S. GAAP.

	As of December 31,
	2014	2013	2012	2011
	(in US$ thousands)
Statements of Financial Position Data:
Property, plant and equipment	2,995,086	2,528,834	2,385,435	2,516,578
Prepaid land use right	135,331	136,725	73,962	77,231
Total non-current assets	3,471,120	2,960,151	2,803,173	2,866,416
Inventories	316,041	286,251	295,728	207,308
Prepayment and Prepaid operating expenses	40,628	43,945	46,986	52,805
Trade and other receivables	456,388	379,361	328,211	200,905
Other financial assets	644,071	240,311	18,730	1,973
Restricted cash	238,051	147,625	217,603	136,907
Cash and cash equivalent	603,036	462,483	358,490	261,615
Assets classified as held-for-sale	44	3,265	4,239	—
Total current assets	2,298,259	1,563,241	1,269,987	861,513
Total assets	5,769,379	4,523,392	4,073,160	3,727,929
Total non-current liabilities	1,311,416	991,673	688,622	230,607
Total current liabilities	1,150,241	938,537	1,108,086	1,251,324
Total liabilities	2,461,657	1,930,210	1,796,708	1,481,931
Non-controlling interest	359,307	109,410	952	1,182
Total equity	3,307,722	2,593,182	2,276,452	2,245,998

As of
December 31,
2010(1)
(in US$
thousands)
Balance Sheet Data:
Cash and cash equivalents	515,808
Restricted cash	161,350
Accounts receivable, net of allowances	206,623
Inventories	213,404
Total current assets	1,179,102
Prepaid land use rights	78,798
Plant and equipment, net	2,351,863
Total assets	3,902,693
Total current liabilities	1,399,345
Total long-term liabilities	294,806
Total liabilities	1,694,152
Noncontrolling interest	39,004
Total equity	2,169,537

(1)                         Prepared under U.S. GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

	For the year ended December 31,
	2014	2013	2012	2011
	(in US$ thousands)
Cash Flow Data:
Profit (loss) for the year	126,261	174,467	22,541	(246,880)
Non-cash adjustment to reconcile profit (loss) to net operating cash flow:
Depreciation and amortization	549,468	546,910	566,899	551,857
Net cash from operating activities	608,102	738,016	435,166	379,368
Payments for property, plant and equipment	(653,134)	(650,160)	(400,291)	(931,574)
Net cash used in investing activities	(1,144,123)	(807,467)	(522,277)	(903,641)
Net cash from financing activities	676,683	173,458	184,101	268,855
Net increase (decrease) in cash and bank balances	140,662	104,007	96,990	(255,418)
Other Financial Data:
Gross margin	24.5%	21.2%	20.5%	7.7%
Net margin	6.4%	8.4%	1.3%	-18.7%
Operating Data:
Wafers shipped (in units):
Total(1)	2,559,245	2,574,119	2,217,287	1,703,615

(1)                    Including logic, DRAM, copper interconnects and all other wafers.

For the year ended December 31,
2010(1)
(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Net Income	14,011
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	611,410
Net cash provided by operating activities	694,613
Purchase of plant and equipment	(491,539)
Net cash used in investing activities	(583,713)
Net cash used in financing activities	(37,851)
Net increase in cash and cash equivalents	72,346
Other Financial Data:
Gross margin	19.8%
Operating margin	3.5%
Net margin	0.9%
Operating Data:
Wafers shipped (in units):
Total(2)	1,979,851

(1)                                 Prepared under U.S. GAAP.

(2)                                 Including logic, DRAM, copper interconnects and all other wafers.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue

Revenue decreased by 4.8% from US$2,069.0 million for 2013 to US$1,970.0 million for 2014, primarily because there had been no wafer shipments from Wuhan Xinxin since the first quarter of 2014. Revenue excluding wafer shipments from Wuhan Xinxin was US$1,970.0 million in 2014, compared to US$1,961.6 million in 2013. For the full year of 2014, the overall wafer shipments were 2,559,245 units of 8-inch equivalent wafers, down 0.6% year-on-year.

The average selling price1 of the wafers the Group shipped decreased from US$804 per wafer in 2013 to US$770 in 2014. The percentage of wafer revenues from advanced 40/45nm technologies slightly decreased from 12.1% in 2013 to 11.1% in 2014.

Cost of sales and gross profit

Cost of sales decreased by 8.8% from US$1,630.5 million for 2013 to US$1,486.5 million for 2014, primarily due to 1) no wafer shipments from Wuhan Xinxin and 2) an increase of fab efficiency and cost saving. Out of the total cost of sales, US$474.8 million and US$436.1 million were attributable to depreciation and amortization for the year ended December 31, 2013 and 2014, respectively.

The Group’s gross profit was US$483.5 million for 2014 compared to US$438.4 million for 2013, representing an increase of 10.3%. Gross margin was 24.5% in 2014 compared to 21.2% in 2013. The increase in gross margin was primarily because 1) there were no wafer shipments from Wuhan Xinxin which had lower gross margin since the first quarter of 2014 and 2) of improved fab efficiency in 2014.

Profit for the year from operations

Profit from operations decreased from US$187.1 million for the year ended December 31, 2013 to US$130.2 million for the year ended December 31, 2014 primarily due to the combined effect of 1) an increase in R&D activities in 2014, 2) higher gain realized from the partial disposal of the living quarters in Shanghai in 2013 and 3) the gain arising from the disposal of the Group’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”) which was mainly engaged in the construction, operation and management of the Group’s living quarters and schools in Wuhan in 2013.

Research and development expenses increased by 30.6% from US$145.3 million for the year ended December 31, 2013 to US$189.7 million for the year ended December 31, 2014. The increase was mainly due to the increase in R&D activities.

General and administrative expenses increased by 0.9% from US$138.2 million for the year ended December 31, 2013 to US$139.4 million for the year ended December 31, 2014.

Sales and marketing expenses increased by 7.0% from US$35.7 million for the year ended December 31, 2013 to US$38.3 million for the year ended December 31, 2014.

Other operating income decreased by 79.1% from US$67.9 million for the year ended December 31, 2013 to US$14.2 million for the year ended December 31, 2014. The decrease was due to 1) higher gains realized from the partial disposal of the Group’s living quarters in Shanghai in 2013 and 2) the gains arising from the disposal of the Group’s total ownership interest in WHDM in 2013.

As a result, the Group’s profit from operations decreased to US$130.2 million for the year ended December 31, 2014 from US$187.1 million for the year ended December 31, 2013.

1                      Based on simplified average selling price which is calculated as total revenue divided by total shipments.

Profit for the Year

Due to the factors described above, the Group recorded a profit of US$126.3 million in 2014 compared to US$174.5 million in 2013.

Funding Sources for Material Capital Expenditure in the Coming Year

The planned 2015 capital expenditures for foundry operations are approximately US$1.4 billion, which are mainly for 1) the expansion of capacity in the 12-inch fab of Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”, the Company’s majority owned subsidiary in Beijing) and the new 8-inch fab in Shenzhen and 2) research and development equipment, mask shops and intellectual property acquisition.

The planned 2015 capital expenditures for non-foundry operations, mainly for the construction of living quarters, are approximately US$100 million. The Group plans to rent out or sell these living quarter units to employees in the future.

The Group’s actual expenditures may differ from its planned expenditures for a variety of reasons, including changes in its business plan, process technology, market conditions, equipment prices, or customer requirements. The Group will monitor the global economy, the semiconductor industry, the demands of its customers, and its cash flow from operations and will adjust its capital expenditures plans as necessary.

The primary sources of capital resources and liquidity include cash generated from operations, bank borrowings and debt or equity issuances and other forms of financing. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet the Group’s growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Bad Debt Provision

The Group determines its bad debt provision based on the Group’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Group’s bad debt provision excludes receivables from a limited number of customers due to their high creditworthiness. A fixed percentage is applied to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables which have been fully provided for and are subsequently deemed non-collectible will be written off against the relevant amount of provision. The Group’s recognized bad debt provision in 2013 and 2014 amounted to US$0.6 million and US$1.6 million, respectively. The Group reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2014, of the Group’s future cash payment obligations under the Group’s existing contractual arrangements on a consolidated basis:

	Payments due by period Less than
Contractual obligations	Total	1 year	1-2 years	2-5 years	Over 5 years
	(consolidated, in US$ thousands)
Short-term borrowings	115,084	115,084	—	—	—
Long-term loans	303,170	46,970	125,200	131,000	—
Convertible bonds	379,394	—	—	379,394	—
Bonds payable	491,579	—	—	491,579	—
Purchase obligations(1)	518,672	518,672	—	—	—
Total contractual obligations	1,807,899	680,726	125,200	1,001,973	—

(1)                Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

As of December 31, 2014, the Group’s outstanding long-term loans primarily consisted of US$221.5 million in secured bank loans and US$81.7 million in unsecured bank loans, which are repayable in installments starting in June 2015, with the last payment due in February 2018.

2012 USD Loan (SMIC Shanghai)

In March 2012, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’s 8-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. SMIS had drawn down US$268 million and repaid the outstanding balance on this loan facility in advance by December 2014. As of December 31, 2014, SMIS had no outstanding balance of the facility. The interest rate on this loan facility ranged from 3.6% to 3.9% in 2014.

2013 USD Loan (SMIC Shanghai)

In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIS 12-inch fabs and buildings of SMIS. As of December 31, 2014, SMIS had drawn down US$260 million and repaid US$38.5 million on this loan facility in advance by December 2014. The outstanding balance of US$221.5 million is repayable from August 2015 to February 2018. SMIS repaid US$200 million on this loan facility in advance in the first quarter of 2015. The interest rate on this loan facility ranged from 4.3% to 4.9% in 2014.

Any of the following in respect of SMIS would constitute an event of default during the term of the loan agreement:

1.                             (Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 70%; or

2.                     (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is  less  than  550%  in  2014,  and  less  than  1000%  after  2014;  or

3.                     (Total  Equity  —  Acquired  Intangible  Assets  Net)  is  less  than  US$800  million  in  2014,  and  less  than US$1,000  million  after  2014.

SMIS was in compliance with these covenants as of December 31, 2014.

2012 USD Loan (SMIC Beijing)

In March 2012, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility was secured by the manufacturing equipment located in the SMIB and SMIT fabs, and 100% equity pledge of SMIB and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”). As of December 31, 2014, SMIB had drawn down US$260 million and repaid the outstanding balance on this loan facility in advance by September 2014. The interest rate on this loan facility ranged  from  5.8%  to  5.9%  in  2014.

2013 EXIM USD Loan (SMIC Beijing)

In June 2013, SMIB entered into the new USD loan, a twenty-six-months working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which is unsecured. This twenty- six-months bank facility was used for working capital purposes. As of December 31, 2014, SMIB had drawn down US$40 million on this loan facility. The principal amount is repayable in August 2015. The interest rate on  this  loan  facility  ranged  from  3.3%  to  3.4%  in  2014.

2013 CIC RMB Entrust Loan (SMIC Beijing)

In June 2013, SMIB entered into the new RMB loan, a two-year working  capital  entrust  loan  facility  in  the principal  amount  of  RMB70  million  with   China   Investment   Development   Corporation   through   China   CITIC Bank, which is unsecured. This two-year entrust loan facility was used for working capital purposes.  As  of December 31, 2014, SMIB had drawn down RMB70  million  (approximately  US$11.5  million)  and  repaid  RMB55 million (approximately US$9.0 million) on this loan facility. The outstanding balance  of  RMB15  million (approximately US$2.5 million) is repayable in June  2015.  The  interest  rate  on  this  loan  facility  is  12%  in 2014.

2014 EXIM RMB Loan (SMIC Beijing)

In December 2014, SMIB entered into the new RMB loan, a two-year working  capital  loan  facility  in  the principal amount of RMB240 million  with  The  Export-Import  Bank  of  China,  which  is  unsecured.  This  two-year bank  facility  was  used  for  working  capital  purposes.  As  of  December  31,   2014,   SMIB   had   drawn   down RMB240  million  on  this  loan  facility.  The  principal  amount  is  repayable  in  December  2016.  The  interest  rate on  this  loan  facility  is  3.9%  in  2014.

As of December 31, 2014, the Group had 21 short-term credit agreements that provided total credit facilities of up to US$882.5 million on a revolving credit basis. As of December 31, 2014, the Group had drawn down US$115.1 million under these credit agreements and US$767.4 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest rate ranged from  1.9%  to  4.2%  in  2014.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion  with  China  Development Bank.  The  2013  USD  Loan (SMIC  Shanghai)  constituted  part of  this strategic framework credit facility.

Capitalized Interest

Interest, after netting off government funding received, incurred on borrowed funds used to construct plant and equipment during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interests of US$13.7 million and US$15.8 million in 2014 and 2013, respectively, have been added to the cost of the underlying assets during the year and are amortized over the respective useful life of the assets. In 2014 and 2013, the Group recorded amortization expenses relating to the capitalized interest of US$12.5 million and US$11.4 million, respectively.

Commitments

As of December 31, 2014, the Group had commitments of US$211.7 million for facilities construction obligations in connection with the Group’s Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin facilities.

As of December 31, 2014, the Group had commitments of US$292.9 million to purchase machinery and equipment for its Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin fabs.

As of December 31, 2014 the Group had commitments of US$14.1 million to purchase intellectual property.

Debt to Equity Ratio

As of December 31, 2014, the Group’s net debt to equity ratio was approximately 20.75%. Please refer to Note 36 to our financial statements for calculation.

Foreign Exchange Rate Fluctuation Risk

The Group’s revenue, expense,  and  capital  expenditures  are  primarily  transacted  in  U.S.  dollars.  The  Group also enters  into  transactions  in  other  currencies.  The  Group  is  primarily  exposed  to  changes  in  exchange  rates for  the  Euro,  Japanese  Yen,  and  RMB.

To minimize these risks, the Group purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS.

Outstanding Foreign Exchange Contracts

As  of  December  31,  2014  and  2013,  the  Group  had  no  outstanding  foreign  currency  forward  exchange contracts.

As of December 31, 2012, the Group had outstanding foreign currency forward exchange  contracts  with notional amounts of US$82.8 million, all of which matured in 2013. As of December 31, 2012, the fair value of foreign currency forward exchange contracts was approximately US$0.05 million, which was recorded in other current assets.

The Group does not enter into foreign currency exchange contracts for speculative purposes.

	As of		As of		As of
	December 31, 2014		December 31, 2013		December 31, 2012
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2014	Fair Value	2013	Fair Value	2012	Fair Value
Forward Exchange Agreement
(Receive Eur/Pay US$)	—	—	—	—	—	—
Contract Amount	—	—	—	—	—	—
(Receive RMB/Pay US$)	—	—	—	—	—	—
Contract Amount	—	—	—	—	82,810	52
Total Contract Amount	—	—	—	—	82,810	52

Interest Rate Risk

The Group’s exposure to interest rate risks relates primarily to the Group’s long-term loans, which the Group generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Group’s debt obligations outstanding as of December 31, 2014. The Group’s long-term loans are all subject to variable interest rates. The interest rates on the Group’s U.S. dollar-denominated loans are linked to the LIBOR. As a result, the interest rates on the Group’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31
	2015	2016
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	1,119,542	1,054,841
Average interest rate	3.16%	3.09%
RMB denominated
Average balance	40,395	37,160
Average interest rate	4.14%	3.90%
Weighted average forward interest rate	3.19%	3.12%

Joint Venture Agreement with Jiangsu Changjiang Electronics Technology Co., Ltd

On August 8, 2014, the Company and Jiangsu Changjiang  Electronics  Technology  Co.,  Ltd  (“JCET”),  the largest packaging service provider in China, jointly issued a press release in relation to the formation of a joint venture for 12-inch bumping and related testing, pursuant to the previously signed joint venture agreement by and between the Company and JCET on February 20, 2014. On November 25, 2014, SJ Semiconductor (Jiangyin) Corp. (“SJ Jiangyin”) was established in Jiangyin National High-Tech Industrial Development Zone (JOIND), in Jiangsu Province, China.

SJ Jiangyin is a wholly-owned subsidiary of SJ Semiconductor (HK) Limited and SJ Semiconductor (HK) Limited is a wholly-owned subsidiary of SJ Semiconductor Corporation (“SJ Cayman”), which is the joint venture of the Company and JCET. Under the joint venture agreement, the Company and JCET have contributed 51% and 49%, respectively, of the share capital of SJ Cayman.

Operation of Semiconductor Manufacturing International (Shenzhen) Corporation

Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”) is principally engaged in, among others, the testing, development, design, manufacturing, packaging and sale of integrated circuits and is expected to establish and build up significant manufacturing capacity. SMIC Shenzhen had reached an installed capacity of 10,000 wafers per month but had not entered into mass production at the end of 2014. SMIC Shenzhen targets to reach an installed capacity of 20,000 wafers per month by the end of 2015.

Issue of Equity Securities under General Mandate

Issue  of  2,590,000,000  New  Ordinary  Shares

On June 4, 2014, the Company entered into a placing and subscription agreement (the “Placing and Subscription Agreement”) with J.P. Morgan Securities  (Asia  Pacific)  Limited  and  Deutsche  Bank  AG,  Hong Kong Branch (the “Joint Placing Agents”) and Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a substantial Shareholder of the Company. Pursuant to the Placing and Subscription Agreement, Datang agreed to appoint the Joint Placing Agents, and each of the Joint Placing Agents agreed, severally and not jointly, to act as agent for Datang, to purchase or procure no less than six purchasers to purchase 2,590,000,000 Ordinary Shares held by Datang (“Sale Share(s)”) at the price of HK$0.60 per Sale Share (the “Placing Price”) (the “Top-up Placing”). The Placing Price represented a discount of approximately 4.76% to the closing price of HK$0.63 per Ordinary Share  as  quoted  on  the  Hong  Kong  Stock  Exchange  on  June  4, 2014, being the date on which the terms of the Placing and Subscription Agreement were fixed.

Following the completion of the Top-up Placing on June 9, 2014, Datang applied to subscribe for 2,590,000,000 new Ordinary Shares (the “Subscription Share(s)”) at the price of HK$0.60 per Subscription Share (which was the same as the Placing Price) according to the Placing and Subscription Agreement (the “Top-up Subscription”). The Subscription Shares were allotted and issued by the Company to Datang on June 12, 2014 pursuant to the general mandate granted by the shareholders of the Company to the Directors at the annual general meeting of the Company held on June 13, 2013 (“2013 General Mandate”) and  ranked  pari  passu  in  all respects with the existing Ordinary Shares in issue.

The Company considered that the Top-up Placing and the Top-up Subscription represented a good opportunity for the Company to broaden its  shareholder base. The net subscription monies payable by Datang to the Company were approximately HK$0.59 per Subscription Share after the deduction of the relevant expenses and the net proceeds (net of fees, commissions and expenses) from the issue of the Subscription Shares were approximately US$197.2 million which was mainly used for the Company’s capital expenditures in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and for general corporate purposes.

Issue  of  US$95  million  Zero  Coupon  Convertible  Bonds  Due  2018

On June 4, 2014, the Company entered into a subscription agreement with J.P.  Morgan  Securities  Plc  and Deutsche Bank AG, Hong Kong Branch (collectively, the  “Joint  Managers”)  in  respect  of  the  issue  of  US$95 million zero coupon convertible bonds due 2018 (the “Further Bonds”), pursuant to which each  of  the  Joint Managers agreed to subscribe and pay for, or  to  procure  subscribers  to  subscribe  and  pay  for,  the  Further Bonds to be  issued  by  the  Company  in  an  aggregate  principal  amount  of  US$95  million.  The  issue  price  of the  Further  Bonds  was  101.5%  of  the  aggregate  principal  amount  of  the  Further  Bonds.  Assuming  full conversion of the Further Bonds at the  initial  conversion  price  of  HK$0.7965  per  Ordinary  Share,  the  Further Bonds will  be  convertible  into  924,738,230  Ordinary  Shares  which  will  be  allotted  and  issued  pursuant  to the 2013 General  Mandate  and  will  rank  pari  passu  in  all  respects  with  the  Ordinary  Shares  then  in  issue  on the  relevant  conversation  date.  The  issue  of  the  Further  Bonds  was  completed  on  June  24,  2014.

The Further Bonds are non-interest bearing and will mature on November 7, 2018. The Company considered the issue of the Further Bonds as a good opportunity for the Company to further broaden its shareholder base. The net proceeds (net of fees, commissions and expenses) from the issue of the Further Bonds were approximately US$94.2 million which was mainly used for the Company’s capital expenditures in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and for general corporate purposes.

The issue of the Further Bonds constituted a further issue of, and be consolidated and formed a single series with, (i) the US$200,000,000 zero coupon convertible bonds due 2018 issued on November 7, 2013 and (ii) the US$86,800,000 zero Coupon convertible bonds due 2018 issued on May 29, 2014 to Datang and Country Hill Limited, the substantial shareholders of the Company, pursuant to their respective subscription agreements with the Company dated December 18, 2013.

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Members of the Board are elected or re-elected by the shareholders of the Company. The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, to hold office until the next following annual general meeting of the Company after such appointment and shall then be eligible for re-election at that meeting.

On September 1, 2014, the Directors appointed Ms. Carmen I-Hua Chang as an additional Director to the Board. Following the resignation of Professor Lawrence Juen-Yee Lau as a non-executive Director and the cessation of Dr. Datong Chen as alternate Director to Professor Lawrence Juen-Yee Lau both becoming effective on December 31, 2014, the Board consisted of ten (10) Directors and one (1) alternate Director as at December 31, 2014. On March 6, 2015, the Directors further appointed Dr. Zhou Zixue as an executive Director and the chairman of the Board in place of Mr. Zhang Wenyi. The composition of the Board during the year ended December 31, 2014 and up to the date of this report is set forth as follows:

Name of Director	Age	Position	Class	Appointment Commencement Date
Zhou Zixue	58	Chairman, Executive Director	I	2015/3/6
Zhang Wenyi##	68	Chairman, Executive Director	I	2011/6/30
Tzu-Yin Chiu	58	Chief Executive Officer, Executive Director	I	2011/8/5
Gao Yonggang	50	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director	I	2009/6/23
William Tudor Brown	56	Independent Non-executive Director	I	2013/8/8
Chen Shanzhi	46	Non-executive Director	II	2009/6/23
Lip-Bu Tan	55	Independent Non-executive Director	II	2001/11/3
Frank Meng	54	Independent Non-executive Director	II	2011/8/23
Carmen I-Hua Chang	67	Independent Non-executive Director	II	2014/9/1
Sean Maloney	58	Independent Non-executive Director	III	2013/6/15
Zhou Jie	47	Non-executive Director	III	2009/1/23
Lawrence Juen-Yee Lau*	70	Non-executive Director	III	2011/6/30
Datong Chen#	60	Alternate Director to Lawrence Juen-Yee Lau	—	2012/5/10
Li Yonghua	40	Alternate Director of Chen Shanzhi	—	2013/10/22

*                   Professor Lawrence Juen-Yee Lau has resigned as a non-executive Director with effect from December 31, 2014.

#                  Dr. Datong Chen has ceased to be the alternate Director to Professor Lawrence Juen-Yee Lau with effect from December 31, 2014.

##            Mr. Zhang Wenyi has resigned as chairman of the Board and an executive Director with effect from March 6, 2015.

Senior Management

The Company’s senior management is appointed by, and serves at the discretion of, the Board. The following table sets forth the names, ages and positions of the senior management as of the date of this annual report:

Name	Age	Position
Tzu-Yin Chiu	58	Chief Executive Officer and Executive Director
Yonggang Gao	50	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director
Haijun Zhao	51	Chief Operating Officer and Executive Vice President
Shiuh-Wuu Lee	67	Executive Vice President, Technology Development
Jyishyang Liu	62	Executive Vice President, Engineering & Services
Li Zhi	51	Executive Vice President, Legal/Human Resources/Public Affairs/General Administration
Mike Rekuc	66	Executive Vice President, Worldwide Sales & Marketing
Gareth Kung	50	Executive Vice President, Investment and Strategic Business Development and Finance, and Company Secretary

Brief Biographical Details

Board of Directors

Zhou Zixue

Chairman of the Board, Executive Director

Dr. Zhou Zixue joined SMIC in 2015 and is currently the Chairman of the Board. Dr. Zhou received a master degree in management engineering from The University of Electronic Science and Technology of China and a Ph.D in Economic History from Central China Normal University. Prior to joining the Company, Dr. Zhou had served as Chief Economist in the Ministry of Industry and Information Technology of China (“MIIT”) since April 2009. He was the Director-General in the Department of Finance of MIIT from 2008 to 2009. Dr. Zhou had worked as Director-General and Deputy Director-General in the Ministry of Information Industry of China and Deputy Director-General of the Ministry of Electronics Industry (“MEI”) and had served in other different divisions of the MEI and the Ministry of Machinery and Electronics Industry. Dr. Zhou had previously worked in Beijing State-Owned Dongguangdian Factory, one of the then largest semiconductor enterprises in China, responsible for accounting, marketing, etc. Dr. Zhou is also the secretary general of the China Information Technology Industry Federation, the executive deputy director of the Standing Committee of Electronic Science and Technology Commission of China, a member of the National Informatization Expert Advisory Committee, a director of Chinese Accounting Association, the executive director and vice chairman of the board of directors of the China Institute of Electronics, the vice president of China Electronic Chamber of Commerce, the executive director of China Association of Chief Financial Officers and the president of its electronic branch and an Adjunct Professor of each of Beihang University, Beijing Institute of Technology, Renmin University of China, Nanjing University of Science and Technology, Zhejiang University, University of Electronic Science and Technology, etc.

Tzu-Yin Chiu

Chief Executive Officer & Executive Director

Dr. Tzu-Yin Chiu has over 30 years’ experience in the semiconductor industry and a track record of managing successful semiconductor manufacturing companies at the executive level. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management.  He began his career in the United States as a research scientist at AT&T Bell Laboratories in Murray Hill, New Jersey, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. He then joined Taiwan Semiconductor Manufacturing Corporation (TSMC), where he served as Senior Director of Fab Operations. Subsequently, Dr. Chiu became Senior Vice President of Shanghai Operations for Semiconductor Manufacturing International Corporation (SMIC).  He then served as Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International in Shanghai, China. He was then appointed President and COO of Silterra Malaysia, before joining Hua Hong NEC as President and CEO in February 2009.  Dr. Chiu also served as the Vice President and Chief Operating Officer of Shanghai Huali Microelectronics Corporation from 2010 to 2011.  From 2005 to 2009, he was an Independent Director of Actions Semiconductor Co., Ltd. Dr. Chiu returned to SMIC in August 2011 as CEO and Executive Director.  He is also Vice Council Chairman of China Semiconductor Industry Association (CSIA), a board member of Global Semiconductor Alliance (GSA), the chairman of the board of directors of each of Semiconductor Manufacturing North China (Beijing) Corporation, Brite Semiconductor Corporation, SilTech Semiconductor (Shanghai) Corporation Limited, Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Shenzhen) Corporation, Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Tianjin) Corporation.

Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu was honored as the 2014 Distinguished Alumni Award by the Department of EECS at the University of California, Berkeley on February 13, 2014. Dr. Chiu received the Outstanding EHS Achievement Award from SEMI on March 18, 2014. Dr. Chiu holds 47 semiconductor technology patents with 40 additional patents still pending. He is a senior member of the IEEE and has published over 30 technical articles.

Gao Yonggang

Chief Financial Officer, Executive Vice President, Strategic Planning & Executive Director

Dr. Gao Yonggang, a non-executive Director since 2009, has been appointed as Executive Vice President, Strategic Planning of the Company and has been re-designated as an executive Director since June 17, 2013. He has been appointed as the Chief Financial Officer of the Company since February 17, 2014.  Dr. Gao remains as a director of three subsidiaries of the Company, namely Semiconductor Manufacturing North China (Beijing) Corporation, Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Shenzhen) Corporation. He is also the executive director of China Fortune-Tech Capital Co., Ltd, the Company’s joint venture with an independent third party. Dr. Gao has more than 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various types of organizations, including state-owned enterprises, private companies, joint ventures, and government agencies. Dr. Gao was the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd. Dr. Gao is a standing committee member of Accounting Society of China. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has conducted studies in the field of financial investment, and has been involved in a number of key research projects and publications in this area. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia.

Chen Shanzhi

Non-executive Director

Dr. Chen Shanzhi has been a non-executive Director since 2009. Dr. Chen is currently the SVP and CIO of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the SVP of Datang Telecom Technology & Industry Holdings Co., Ltd., where he is responsible for strategy development, technology and standards development, corporate IT, strategic alliances and cooperation, investment budget management, and external Industrial Investment. Dr. Chen received his bachelor’s degree from Xidian University, his master’s degree from the China Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications, and his Ph.D. from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology, during which he has been involved in research and development, technology and strategy management. Dr. Chen has made important contributions to the industrialization of TD-SCDMA 3G and the development of TD-LTE-Advanced 4G international standards.

Dr. Chen is currently an Expert Advisory Group member of National Science and Technology Platform, the chairman of Chinese high-tech Industrialization Association for Information Technology Committee, a director of The Chinese Institute of Electronics, an executive director of China Institute of Communications, a director of China Communications Standards Association (CCSA) and a senior member of IEEE. Dr. Chen was a member of the IT Experts Panel of the National 863 Program and a member of the Programming Group of the major project of “The New-generation Broadband Wireless Mobile Communications Network”.

Dr. Chen has published 3 monographs and more than 150 papers in domestic and foreign academic conferences and publications, of which more than 70 were published by SCI and EI. Many of his papers have received awards. At present, he has applied for more than 10 national invention patents.

Dr. Chen received the first prize for the 2012 National Science and Technology Progress Award, the second prize for the 2001 National Science and Technology Progress Award, the Ninth Guanghua Engineering Science and Technology Award, the first prize for the 2012 China Institute of Communications Science and Technology Award and the first prize for the 2009 National Enterprise Management Modernization Innovation Achievement Award and other honors.

Zhou Jie

Non-Executive Director

Mr. Zhou Jie has been Director since 2009. Mr. Zhou is an executive director and the president of Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”) and an executive director, the vice chairman and the chief executive officer of Shanghai Industrial Holdings Limited (“SIHL”). He is a non-executive director of Shanghai Pharmaceuticals Holding Co., Ltd.. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.) and held the positions of the chairman and general manager of Shanghai S.I. Capital Co., Ltd. He has over 20 years’ experience in corporate management, investment banking and capital markets operation.

Frank Meng

Independent Non-Executive Director

Mr. Frank Meng has been a Director since 2011. Mr. Meng has been in the telecommunications and semiconductor industries for over 20 years. He received his BS degree in microwave and fiber optics from the Beijing University of Posts and Telecommunications and his MSEE degree from the Polytechnic University of New York. Mr. Meng joined 21Vianet Group, Inc. as President in July 2013, where he is responsible for the company’s strategic planning, branding and marketing, government affairs and strategic initiatives. Prior to joining 21Vianet, Mr. Meng served as Senior Vice President and President of Greater China for Motorola Mobility, LLC, a wholly owned subsidiary of Google Inc., where he managed all the aspects of the company’s business and sales operations in mainland China, Hong Kong and Taiwan.  From September 2002 to April 2010, Mr. Meng served as Senior Vice President and President of Greater China of Qualcomm Inc. Prior to joining Qualcomm, he was the Chief Operating Officer of Tecom Asia Group in Beijing, and he had held various senior posts at Asia.com Inc. and Leyou.com Inc., in Beijing, Infocomm International Corp., in Taipei and Allen Telecom Inc., in Cleveland, Ohio. Mr. Meng is a member of the Expert Committee for Telecommunication Economy (ECTE) of China’s Ministry of Industry and Information Technology.

Lip-Bu Tan

Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$2.0 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the boards of Ambarella Corp., SINA, the Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

Sean Maloney

Independent Non-Executive Director

Mr. Sean Maloney has been a Director since 2013.  Mr. Maloney spent over 30 years at Intel Corporation. He is known within the high tech industry as a visionary whose hard work and strategic planning contributed to the unprecedented global growth of the company. From August 2011 to January 2013, Mr. Maloney served as Chairman of Intel China where he was responsible for overseeing and developing the company’s strategy. Prior to this appointment, Mr. Maloney was an Executive Vice President at Intel and Co-General Manager of the corporation’s Intel Architecture Group (IAG).  He was responsible for architecting, developing, and marketing Intel’s platform solutions for all computing segments including: data centers, desktops, laptops, netbooks/net-tops, handhelds, embedded devices, and consumer electronics. In this capacity, Mr. Maloney focused on business and operations with over one half of the company reporting to him.  He also previously ran the company’s Communications Group. Over the years, Mr. Maloney has been recognized for his keen understanding and abilities globally in sales and marketing as well as strategic planning.  He served as the Chief of Sales and Marketing Worldwide for the company.  Mr. Maloney is currently on the board of directors of Compal Electronics, Netronome and Acumulus9.

William Tudor Brown

Independent Non-Executive Director

Mr. William Tudor Brown has been a Director since 2013. He is a Chartered Engineer, a Fellow of the Institution of Engineering and Technology and a Fellow of the Royal Academy of Engineering. He holds a MA (Cantab) Degree in Electrical Sciences from Cambridge University. Mr. Brown was one of the founders of ARM Holdings plc, a British multinational semiconductor and software design company listed on London Stock Exchange and NASDAQ. In ARM Holdings plc, he served as President during the period from July 2008 to May 2012. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He had responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. Before joining ARM Holdings plc, Mr. Brown was Principal Engineer at Acorn Computers and worked exclusively on the ARM R&D programme since 1984. Mr. Brown served as a director at ARM Holdings plc from October 2001 to May 2012. He was also a director of ARM Ltd. From May 2005 to February 2013, he was a director of ANT Software PLC (a company listed on AIM of London Stock Exchange). Mr. Brown served on the UK Government Asia Task Force until May 2012.  He sat on the advisory board of Annapurna Labs until the sale of the company in 2015. Currently Mr. Brown is a director of Tessera Technologies, Inc. (a company listed on NASDAQ), an independent non-executive director and a member of each of the Audit Committee and the Compensation Committee of Lenovo Group Limited (a company listed on Main Board of The Stock Exchange of Hong Kong Limited) and an independent non-executive director of P2i Limited, a world leader in liquid repellent nano-coating technology.

Carmen I-Hua Chang

Independent Non-Executive Director

Ms. Carmen I-Hua Chang has been an independent non-executive Director since September 2014.  Ms. Chang has been involved in seminal cross border transactions between China and the US including the earliest investments by Goldman Sachs in China Netcom and the key transactions of companies such as Lenovo, Foxconn, Google, Tencent, Netease, CEC, China Mobile, Spreadtrum and SMIC.  In 2012, Ms. Chang joined New Enterprise Associates (NEA), a venture fund with over US$14 billion dollars under management, where she serves as Partner and Managing Director, Asia (Ex-India). Prior to joining NEA, she was a partner at a SiliconValley law firm, where she headed up its China practice. She is an affiliate of the Center for International Security and Cooperation at Stanford University — Stanford University’s main research organization on international issues — as well as a fellow at the Stanford Business School and Stanford Law School’s Rock Center for Corporate Governance. Ms. Chang also serves as an Independent Non-Executive Director of AAC Technologies Holdings Inc. (SEHK: 2018). Ms. Chang is also on the board of directors for Ruizhang Technologies, Airtake and Availink. Ms. Chang received a graduate degree in modern Chinese history from Stanford University and a Juris Doctor degree from Stanford Law School.

Li Yonghua

Alternate Director to Dr. Chen Shanzhi

Mr. Li Yonghua has been an alternate Director to Dr. Chen Shanzhi, a non-executive Director of the Company, since October 2013. Mr. Li is currently General Legal Consultant of the China Academy of Telecommunications Technology. Since August 2010 till now, Mr. Li has been a director of Datang Telecom Technology Co., Ltd. (a company listed on Shanghai Stock Exchange). Respectively from June 2011 and December 2011 till now, Mr. Li is also General Legal Consultant and Vice President and General Manager of Operation Management of Datang Telecom Technology & Industry Holdings Co., Ltd.. Mr. Li has been the chairman of the board of directors of Datang Mobile Communications Equipment Co., Ltd. and an executive director of Datang Liancheng Information System Technology Co., Ltd. since September 2014. Mr. Li served in Dongming County People’s Procuratorate of Shandong Province as a civil servant from 1996 to 2005. He was Chief Law Officer of Hanwang Technology Co., Ltd. He was also Vice Legal General Manager, General Manager and Supervisor of Datang Telecom Technology & Industry Holdings Co., Ltd. from 2008 to 2010. Mr. Li holds a Bachelor of Law degree from Shandong Normal University and a Master of Law degree from Peking University.

Senior Management

Dr. Tzu-Yin Chiu

Biographical details are set out on page 33 of this annual report.

Dr. Yonggang Gao

Biographical details are set out on page 34 of this annual report.

Dr. Haijun Zhao joined SMIC in 2010, and was named Vice President of North Operations in September 2011. In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the roles as Executive Vice President and Chief Operating Officer. He has 21 years of experience in semiconductor operations and technology development, most recently as a vice president of technology development, product engineering and Greater China business at ProMOS Technologies in Taiwan. He also previously held management positions at TECH Semiconductor Singapore. Dr. Zhao received his B.S. and Ph.D. from Tsinghua University, and his MBA from the University of Chicago. He holds two US semiconductor technology patents, with two pending, and has nine published technical papers.

Dr. Shiuh-Wuu Lee joined SMIC in 2010, and was named Vice President of Technology Development in September 2011.  In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the role as Executive Vice President. Dr. Lee has over 30 years of experience in the semiconductor industry. Prior to arriving at SMIC, he distinguished himself at Intel Corporation and AT&T Bell Laboratories, where he was engaged in logic technology development and developed state-of-the-art tools for microprocessor design. He twice received the Distinguished Technical Achievement award at Bell Labs, served as a technical director at Intel and was elected an Intel Fellow in 2004, the company’s highest technical honor. Dr.  Lee received his Ph.D. from the University of Michigan.  He is actively involved in semiconductor technology conferences, and he has 54  published technical journal and conference papers. He is the holder of three patents.

Dr. Jyishyang Liu joined SMIC in 2001. He became Vice President of Central Engineering & Services in 2010, and has been Acting Vice President of Central Operations since September 2011. In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the role as Executive Vice President. He has 28 years of experience in the international semiconductor industry, beginning with research & development work at Motorola and Bell Laboratories, as well as operations management at UMC. Dr. Liu received his BS and MS degrees from National Tsing Hua University and completed his Ph.D. in Materials Science and Engineering at the Massachusetts Institute of Technology. He has seven published technical papers and holds two patents.

Mr. Li Zhi joined SMIC in March 2013 as Vice President and was promoted to Executive Vice President in November 2014. He is currently responsible for overseeing legal, human resources, public affairs and general administration. He has over 30 years of engineering, management and operations experience in the electronics and semiconductor industry. In his previous roles, he was the Deputy-Director Secretary of the President’s office of the China Electronic Information Industry Group, Deputy-Director Secretary of the Ministry of Electronics Industry, head of General Management Department at Beijing Hua Hong NEC IC Design Co. Ltd., President’s Assistant and head of administrative legal department of Beijing Hua Hong IC Design Co. Ltd., Board Secretary of Hua Hong Semiconductor Company (Shanghai Hua Hong NEC Electronics Co. Ltd.), Director of the Board Office (Board Secretary) of Shanghai Hua Hong (Group) Co. Ltd., Executive Vice President, Board Member and CEO of Shanghai Belling Co. Ltd., Vice President of Shanghai Integrated Circuit Industry Association. Mr. Li holds a Bachelor’s degree in Engineering from Beijing University of Aeronautics and Astronautics, and an EMBA from the University of Texas at Arlington. He also serves as the Vice President of the China Electronic Information Association.

Mr. Mike Rekuc joined SMIC in 2011 as President of SMIC Americas. In November 2012, he was promoted to Senior Vice President, initially overseeing Worldwide Sales. As of March 2013, he oversees Worldwide Sales and Marketing, and on April 25, 2013, he took on the role as Executive Vice President. Mr. Rekuc is a distinguished industry veteran with four decades of semiconductor experience in both the United States and Asia. Before joining SMIC, he was President of Grace Semiconductor USA for Shanghai-based foundry Grace Semiconductor. Before Grace, he was Senior Vice President of Sales and Marketing and President of the Americas Region for Singapore-based Chartered Semiconductor (now part of GlobalFoundries) from 1999 to 2010. Prior to joining Chartered, Mr. Rekuc spent 23 years at Motorola, rising from a district sales engineer in Motorola’s semiconductor sector to become Vice President and Global Sales Director of its World Wide Wireless Subscribers Group. Mr. Rekuc began his career working for the United States Navy as a civilian semiconductor specialist. He holds a Bachelor of Science degree in Electrical Engineering from Lawrence Technological University.

Mr. Gareth Kung joined SMIC in July 2012. He works as Executive Vice President, Investment and Strategic Business Development and Finance and Company Secretary. Mr. Kung has over 25 years’ work experience working as a chief financial officer in publicly listed companies, private equity investment manager, banker and auditor. Between 2003 and 2009, Mr. Kung worked at SMIC as the Group Treasurer and Group Controller and from July 2012 to February 2014 as the Company’s Chief Financial Officer. Mr. Kung holds a MBA from the University of Western Ontario and a bachelor’s degree in accounting from the National University of Singapore. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore and a fellow member of the Association of Chartered Certified Accountants. In addition, he is a Chartered Financial Analyst.

Company Secretary

Mr.  Gareth Kung

Biographical details are set out above.

REPORT OF THE DIRECTORS

Subsidiaries

As of December 31, 2014, the Company’s subsidiaries are as follows:

1.             中芯國際集成電路製造（上海）有限公司

Semiconductor Manufacturing International (Shanghai) Corporation*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment:  US$5,200,000,000
Registered capital:  US$1,740,000,000
Equity holder:  the Company (100%)

2.             中芯國際集成電路製造（北京）有限公司

Semiconductor Manufacturing International (Beijing) Corporation*
Principal place of operation: Beijing, PRC
Place of incorporation: Beijing, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment:  US$3,000,000,000
Registered capital:  US$1,000,000,000
Equity holder:  the Company (100%)

3.             中芯國際集成電路製造（天津）有限公司

Semiconductor Manufacturing International (Tianjin) Corporation*
Principal place of operation: Tianjin, PRC
Place of incorporation: Tianjin, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment:  US$1,100,000,000
Registered capital:  US$690,000,000
Equity holder:  the Company (100%)

4.             中芯北方集成電路製造（北京）有限公司

Semiconductor Manufacturing North China (Beijing) Corporation*
Principal place of operation: Beijing, PRC
Place of incorporation: Beijing, PRC
Legal entity: Majority-owned subsidiary
Total investment:  US$3,590,000,000
Registered capital:  US$1,200,000,000
Equity holder: the Company (13.75% directly and 41.25% indirectly through Semiconductor Manufacturing International (Beijing) Corporation)

5.             エス・エム・アイ・シージヤパソ株式会社

SMIC Japan Corporation*

Principal country of operation: Japan
Place of incorporation: Japan
Authorised capital: JPY10,000,000 divided into 200 shares of a par value of JPY50,000

Equity holder:  the Company (100%)

*                   For identification purposes only

6.             SMIC, Americas
Principal country of operation: U.S.A.
Place of incorporation: California, U.S.A
Authorised capital: US$500,000 divided into 50,000,000 shares of common stock of a par value of US$0.01

Equity holder:  the Company (100%)

7.             Better Way Enterprises Limited
Principal country of operation: Samoa
Place of incorporation: Samoa
Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00
Issued share capital: US$1.00
Equity holder:  the Company (100%)

8.             SMIC Europe S.R.L.
Principal place of operation: Agrate Brianza (Monza and Brianza), Italy
Place of incorporation: Agrate Brianza (Monza and Brianza), Italy
Registered capital: Euros100,000
Equity holder:  the Company (100%)

9.             Semiconductor Manufacturing International (Solar Cell) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$11,000 divided into 11,000,000 ordinary shares of US$0.001 each
Equity holder:  the Company (100%)

10.      中芯能源科技（上海）有限公司
SMIC Energy Technology (Shanghai) Corporation*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$26,000,000
Registered capital:  US$10,400,000
Equity holder: the Company (100%, indirectly through SMIC Solar Cell (HK) Company Limited)

11.      中芯貿易（上海）有限公司

SMIC Commercial Shanghai Limited Company*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$1,100,000

Registered capital: US$800,000
Equity holder:  the Company (100%)

*                   For identification purposes only

12.      中芯國際開發管理（成都）有限公司

SMIC Development (Chengdu) Corporation*
Principal place of operation: Chengdu, PRC
Place of incorporation: Chengdu, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: US$12,500,000
Registered capital:  US$5,000,000
Equity holder:  the Company (100%)

13.      Magnificent Tower Limited
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$50,000
Issued share capital: US$1.00
Equity holder:  the Company (100%, indirectly through Better Way Enterprises Limited)

14.      SMIC Shanghai (Cayman) Corporation
Principal country of operation: Cayman Islands
Pace of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder:  the Company (100%)

15.      SMIC Beijing (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder:  the Company (100%)

16.      SMIC Tianjin (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder:  the Company (100%)

17.      SMIC Shanghai (HK)  Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Shanghai (Cayman) Corporation)

*                   For identification purposes only

18.      SMIC Beijing (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Beijing (Cayman) Corporation)

19.      SMIC Tianjin (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Tianjin (Cayman) Corporation)

20.      SMIC Solar Cell (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through Semiconductor Manufacturing International (Solar Cell) Corporation)

21.      Semiconductor Manufacturing International (BVI) Corporation
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$10.00
Issued share capital: US$10.00
Equity holder:  the Company (100%)

22.      Admiral Investment Holdings Limited
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$10.00
Issued share capital: US$10.00
Equity holder:  the Company (100%)

23.      SMIC Shenzhen (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder:  the Company (100%)

24.      中芯國際集成電路新技術研發（上海）有限公司

SMIC Semiconductor Advanced Technology Research (Shanghai) Corporation*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$29,990,000
Registered capital: US$12,000,000
Equity holder:  the Company (100%)

25.      SMIC Shenzhen (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Issued share capital: HK$1.00
Equity holder: the Company (100% indirectly through SMIC Shenzhen (Cayman) Corporation)

26.      SilTech Semiconductor Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$10,000

Issued share capital: US$10,000
Equity holder:  the Company (100%)

27.      SilTech Semiconductor (Hong Kong) Corporation Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Issued share capital: HK$1,000
Equity holder: the Company (100% indirectly through SilTech Semiconductor Corporation)

28.      中芯國際集成電路製造（深圳）有限公司

Semiconductor Manufacturing International (Shenzhen) Corporation*
Principal place of operation: Shenzhen, PRC
Place of incorporation: Shenzhen, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment:  US$380,000,000

Registered capital:  US$127,000,000

Equity holder: the Company (100% indirectly through SMIC Shenzhen (HK) Company Limited)

*                   For identification purposes only

29.      芯電半導體（上海）有限公司

SilTech Semiconductor (Shanghai) Corporation Limited*
Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise
Total investment: US$35,000,000

Registered capital:  US$12,000,000

Equity holder: the Company (100% indirectly through SilTech Semiconductor (Hong Kong) Corporation Limited)

30.      中芯晶圓股權投資（上海）有限公司

China IC Capital Co., Ltd*

Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai,PRC

Legal entity: One-person company with limited liability (wholly owned by a foreign invested company)

Registered capital: RMB500,000,000

Equity holder: the Company (100% indirectly through Semiconductor Manufacturing International (Shanghai) Corporation)

31.      上海信芯投資中心（有限合夥）

Shanghai Xinxin Investment Centre (Limited Partnership)*
Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC
Legal entity: Majority-owned subsidiary
Registered capital: RMB90,000,000

Equity holder: the Company (99% indirectly through China IC Capital Co., Ltd)

32.      上海合芯投資管理合夥企業（有限合夥）

Shanghai Hexin Investment Management Limited Partnership*
Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Majority-owned subsidiary

Registered capital: RMB50,000,000

Equity holder: the Company (99% indirectly through China IC Capital Co., Ltd)

*                   For identification purposes only

33.      上海誠芯投資中心（有限合夥）

Shanghai Chengxin Investment Center (Limited Partnership)*

Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Majority-owned subsidiary

Registered capital: RMB90,000,000

Equity holder: the Company (99% indirectly through China IC Capital Co., Ltd)

34.      上海榮芯投資管理合夥企業（有限合夥）

Shanghai Rongxin Investment Management Limited Partnership*

Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Majority-owned subsidiary

Registered capital: RMB50,000,000

Equity holder: the Company (99% indirectly through China IC Capital Co., Ltd)

35.      SJ Semiconductor Corporation

Principal place of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$5,000

Paid-up capital: US$50,000,000

Equity holder: the Company (51%)

36.      SJ Semiconductor (HK) Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Issued share capital: HK$1,000

Equity holder: the Company (51% indirectly through SJ Semiconductor Corporation)

37.      中芯長電半導體（江陰）有限公司

SJ Semiconductor (Jiangyin) Corporation*

Principal place of operation: Jiangyin City, Jiangsu Province, PRC

Place of incorporation: Jiangyin City, Jiangsu Province, PRC

Legal entity: Majority-owned subsidiary

Total investment:  US$150,000,000

Registered capital:  US$49,500,000

Equity holder: the Company (51% indirectly through SJ Semiconductor (HK) Limited)

*                   For identification purposes only

Share Capital

During the year ended December 31, 2014, the Company issued 146,607,348 Ordinary Shares to certain of the eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2004 Stock Option Plan (“2004 Stock Option Plan”), 66,462,868 Ordinary Shares to certain of the eligible participants pursuant to the Company’s amended and restated 2004 Equity Incentive Plan (“2004 Equity Incentive Plan”), and 2,577,100 Ordinary Shares to certain of the eligible participants pursuant to the Company’s 2001 Stock Option Plan. During the year, there were 30,333 and nil Ordinary Shares issued as a result of the exercise of equity awards granted pursuant to the Company’s 2014 stock option plan (the “2014 Stock Option Plan”) and the Company’s 2014 equity incentive plan (the “2014 Equity Incentive Plan”) which have replaced the 2004 Stock Option Plan and the 2004 Equity Incentive Plan, respectively, upon their termination.

Outstanding Share Capital as at December 31, 2014:	Number of Shares Outstanding
Ordinary Shares	35,856,096,167

Under the terms of the Company’s 2014 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees and existing employees generally vest at a rate of 25% upon the first,  second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Unit. For the year ended December 31, 2014, the Compensation Committee of the Company granted a total of 114,726,892 Restricted Share Units.

As at December 31, 2014, a total of 274,057,667 Restricted Share Units granted pursuant to the terms of the 2004 Equity Incentive Plan and the 2014 Equity Incentive Plan, whether or not such Restricted Share Units were vested, remained outstanding. The vesting schedule of these outstanding Restricted Share Units is set forth below:

Vesting Dates	No. of Restricted Share Units Outstanding
2010
1-Mar	80,993
2011
1-Mar	80,835
2014
17-Jun	600,364
30-Jun	1,990,069
5-Aug	9,320,093
2015
1-Jan	3,430,545
1-Mar	62,364,531
1-May	13,702,500
17-Jun	600,364
30-Jun	2,330,024
9-Jul	625,000
5-Aug	9,320,093
5-Nov	561,114
2016
1-Mar	62,364,540
1-May	13,702,500
17-Jun	600,364
9-Jul	625,000
5-Nov	561,114
2017
1-Mar	62,364,532
17-Jun	600,364
5-Nov	561,114
2018
1-Mar	27,110,500
5-Nov	561,114
Total	274,057,667

Repurchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Ordinary Shares during the year ended December 31, 2014.

Public Float

Based on publicly available information and within the Directors’ knowledge, more than 25% of the Company’s issued share capital was held by the public as at the date of this annual report.

Debt To Equity Ratio

As of December 31, 2014, the Group’s net debt to equity ratio was approximately 20.75%. Please refer to Note 36 to the financial statements for calculation.

Dividends and Dividend Policy

At the end of 2014, the Company’s accumulated deficit decreased to US$1,540.9 million from US$1,693.9 million at the end of 2013. The Company has not declared or paid any cash dividends on the Ordinary Shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the Ordinary Shares. Dividends, if any, on the outstanding Ordinary Shares will be declared by and subject to the discretion of the Board and must be approved by the shareholders at the annual general meeting of the Company. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

•                                          the Company’s results of operations and cash flow;

•                                          the Company’s future prospects;

•                                          the Company’s capital requirements and surplus;

•                                          the Company’s financial condition;

•                                          general business conditions;

•                                          contractual restrictions on the payment of dividends by the Company to its shareholders or by the Company’s subsidiaries to the Company; and

•                                          other factors deemed relevant by the Board.

The Company’s ability to pay cash dividends will also depend upon the amount of distributions, if any, received by the Company from its wholly-owned Chinese operating subsidiaries. Under the applicable requirements of China’s Company Law, the Company’s subsidiaries in China may only distribute dividends after they have made allowances for:

•                                          recovery of losses, if any;

•                                          allocation to the statutory common reserve funds;

•                                          allocation to staff and workers’ bonus and welfare funds; and

•                                          allocation to a discretionary common reserve fund if approved by the Company’s shareholders.

More specifically, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as statutory common reserves and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These operating subsidiaries are not required to set aside any of their net profit as statutory common reserves if the accumulation of such reserves has reached at least 50% of their respective registered capital. Furthermore, if they record no net income for a year, they generally may not distribute dividends for that year.

Directors’ Interests in Contracts of Significance

Save as those disclosed in the section headed “Connected Transactions”, there were no contracts of significance during the year ended December 31, 2014 to which the Company or any of its subsidiaries was a party and in which any of the Directors was materially interested.

Major Suppliers and Customers

In 2014, the Company’s largest and five largest raw materials suppliers accounted for approximately 11.4% and 42.0%, respectively, of the Company’s overall raw materials purchases. To the best of the Company’s knowledge, none of the Directors or the shareholders (which to the knowledge of the Directors own 5% or more of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest suppliers. Almost all of the Company’s materials are imported free of value-added tax and import duties due to concessions granted to the semiconductor industry in China.

In 2014, the Company’s largest and five largest customers accounted for approximately 24.5% and 51.1%, respectively, of the Company’s total overall sales. Mr. Lip-Bu Tan, an independent non-executive Director of the Company, holds through his trust an equity interest of less than 1% in two of the Company’s five largest customers in 2014 and is also a director of the general partner of a shareholder of one of the remaining three of the Company’s five largest customers. China Investment Corporation, a substantial shareholder of the Company, holds through its controlled subsidiaries an equity interest of less than 0.6% in two of the Company’s five largest customers in 2014. Save as disclosed above and to the best of the Company’s knowledge, none of the other Directors or shareholders (which to the knowledge of the Directors own 5% or more of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest customers.

Pre-emptive Rights

The Company confirms there are no statutory pre-emptive rights under the law of the Cayman Islands.

Director’s Interests in Securities of the Company

As of December 31, 2014, the interests or short positions of the Directors in the Ordinary Shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”)), which were notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

							Percentage
							of Aggregate
				Derivatives			Interests to
			Number of				Total Issued
	Long/Short	Nature of	Ordinary	Share		Aggregate	Share Capital
Board member	Position	Interests	Shares Held	Options	Other	Interest	(Note 1)
Executive Director

Zhang Wenyi	Long Position	Beneficial	—	21,746,883	4,320,093	26,066,976	0.073%

		Owner		(Note 2)	(Note 3)

Tzu-Yin Chiu	Long Position	Beneficial	22,219,852	86,987,535	18,640,186	127,847,573	0.357%

		Owner		(Note 4)	(Note 5)

Gao Yonggang	Long Position	Beneficial	—	19,640,054	2,910,836	22,550,890	0.063%

		Owner		(Note 6)	(Note 7)

Non-executive Director

Chen Shanzhi	Long Position	Beneficial	—	3,145,319		3,145,319	0.009%

		Owner		(Note 8)

Lawrence Juen-Yee Lau	Long Position	Beneficial	—	—	—	—	—
(resigned, effective from December 31, 2014)		Owner		(Note 9)

Zhou Jie	—	—	—	—	—	—	—

Independent Non-executive Director

William Tudor Brown	Long Position	Beneficial		4,492,297		4,492,297	0.013%

		Owner		(Note 10)

Sean Maloney	Long Position	Beneficial	—	4,490,377	—	4,490,377	0.013%

		Owner		(Note 11)

Frank Meng	Long Position	Beneficial	—	4,471,244	—	4,471,244	0.013%

		Owner		(Note 12)

Lip-Bu Tan	Long Position	Beneficial	—	4,634,877	—	4,634,877	0.013%

		Owner		(Note 13)

Carmen I-Hua Chang	Long Position	Beneficial	—	4,887,303	—	4,887,303	0.014%

		Owner		(Note 14)

Alternate Director

Datong Chen (ceased to act as alternate Director, effective from December 31, 2014)	—	—	—	—	—	—	—

Li Yonghua	—	—	—	—	—	—	—

Notes:

(1)	Based on 35,856,096,167 Ordinary Shares in issue as at December 31, 2014.

(2)

On September 8, 2011, Mr. Zhang was granted options to purchase 21,746,883 Ordinary Shares at a price of HK$0.455 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(3)

On September 8, 2011, Mr. Zhang was granted an award of 9,320,093 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which vest on each anniversary of June 30, 2011, shall fully vest on June 30, 2015. As of December 31, 2014, 75% of Mr. Zhang’s Restricted Shares Units were vested, among which a total of 5,000,000 Restricted Share Units were settled in cash.

(4)

On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 Ordinary Shares at a price of HK$0.455 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(5)

On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which vest on each anniversary of August 5, 2011, shall fully vest on August 5, 2015. As of December 31, 2014, 75% of Dr. Chiu’s Restricted Share Units were vested and 18,640,186 Restricted Share Units were settled, and thus 18,640,186 Ordinary Shares were issued to Dr. Chiu.

(6)

These options comprise: (a) options which were granted to Dr. Gao on May 24, 2010 to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on June 17, 2013 to purchase 13,608,249 Ordinary Shares at a price of HK$0.624 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on June 12, 2014 to purchase 2,886,486 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of June 11, 2024 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(7)

On November 17, 2014, Dr. Gao was granted an award of 2,910,836 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan, consisting of (a) 2,401,456 Restricted Share Units, 25% of which vest on each anniversary of June 17, 2013 and which shall fully vest on June 17, 2017, and (b) 509,380 Restricted Share Units, 25% of which vest on each anniversary of March 1, 2014 and which shall fully vest on March 1, 2018. As of December 31, 2014, 600,364 Restricted Shares Units were vested but none of these Restricted Share Units were settled.

(8)

On May 24, 2010, Dr. Chen was granted options to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(9)

On September 6, 2013, Professor Lau was granted options to purchase 4,492,297 Ordinary Shares at a price of HK$0.562 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, a total of 1,123,074 options were vested and exercised; and the unvested portion of 3,369,223 options was forfeited in full following Professor Lau’s resignation as a Director becoming effective from December 31, 2014.

(10)

On September 6, 2013, Mr. Brown was granted options to purchase 4,492,297 Ordinary Shares at a price of HK$0.562 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(11)

On June 17, 2013, Mr. Maloney was granted options to purchase 4,490,377 Ordinary Shares at a price of HK$0.624 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(12)

On November 17, 2011, Mr. Meng was granted options to purchase 4,471,244 Ordinary Shares at a price of HK$0.4 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of November 16, 2021 or 120 days after termination of his service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(13)

These options comprise (a) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 Ordinary Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which fully vested on May 30, 2008 and will expire on the earlier of September 28, 2016 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 Ordinary Shares at a price of HK$0.27 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 16, 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, and (c) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 Ordinary Shares at a price of HK$0.77 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

(14)

On November 17, 2014, Ms. Chang was granted options to purchase 4,887,303 Ordinary Shares at a price of HK$0.85 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of November 16, 2024 or 120 days after termination of her service as a Director to the Board. As of December 31, 2014, none of these options were exercised.

Director’s Service Contracts

No Director proposed for re-election at the 2015 AGM has or proposes to have a service contract which is not terminable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

Substantial Shareholders

Set out below are the names of the parties (not being a Director or chief executive of the Company) which were interested in 5% or more of the nominal value of the share capital of the Company and the respective numbers of Ordinary Shares in which they were interested as at December 31, 2014 as recorded in the register kept by the Company under section 336 of the SFO.

Name of Shareholder	Long/Short Position	Number of Ordinary Shares Held	Percentage of Ordinary Shares Held to Total Issued Share Capital of the Company (Note 1)	Derivatives	Total Interest	Percentage of Total Interests to Total Issued Share Capital of the Company (Note 1)
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)	Long Position	6,793,860,293	18.95%	216,096,723	7,009,957,016	19.55%
		(Note 2)		(Note 3)

China Investment Corporation (“CIC”)	Long Position	3,874,532,995	10.81%	313,437,589	4,187,970,584	11.68%
		(Note 4)		(Note 5)

Notes:

(1)	Based on 35,856,096,167 Ordinary Shares in issue as at December 31, 2014.

(2)	All such Ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited (“Datang”) which is a wholly-owned subsidiary of Datang Telecom.

(3)

The Company issued US$22,200,000 zero coupon convertible bonds due 2018 (“Datang Pre-emptive Bonds”) to Datang on December 4, 2014 pursuant to the subscription agreement dated August 22, 2014 entered into between the Company and Datang. The Datang Pre-emptive Bonds are convertible into 216,096,723 Ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per Ordinary Share). In this regard, Datang and Datang Telecom are deemed to be interested in these 216,096,723 underlying shares of the Company.

(4)	All such Ordinary Shares are held by Country Hill Limited (“Country Hill”). Country Hill is a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC.

(5)

The Company issued US$32,200,000 zero coupon convertible bonds due 2018 (“Country Hill Pre-emptive Bonds”) to Country Hill on May 29, 2014 pursuant to the subscription agreement dated December 18, 2013 entered into between the Company and Country Hill. The Country Hill Pre-emptive Bonds are convertible into 313,437,589 Ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per ordinary Share). In this regard, Country Hill and CIC are deemed to be interested in these 313,437,589 underlying shares of the Company.

Emoluments to the Directors

Details regarding the emoluments to each of the Directors in 2014 and 2013 are set out in Note 12 to the consolidated financial statements.

During the year ended December 31, 2014, the Board granted 2,910,836 Restricted Share Units to Directors as compensation for their service on the Board.

Emoluments to the Senior Management

The emoluments of senior management personnel for the year ended December 31, 2014, 2013 and 2012 are as follows:

	year ended	year ended	year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Short-term benefits	3,658	3,667	2,742
Share-based payments	2,070	2,526	872
	5,728	6,193	3,614

The number of senior management whose remuneration fell within the following bands for the year ended December 31, 2014, 2013 and 2012 are as follows:

	Number of individuals
	2014	2013	2012
HK$1,000,001 (US$163,335) to HK$1,500,000 (US$ 245,002)	—	—	2
HK$1,500,001 (US$ 245,003) to HK$2,500,000 (US$ 408,337)	—	2	4
HK$2,500,001 (US$ 408,338) to HK$3,000,000 (US$ 490,004)	1	—	1
HK$3,000,001 (US$ 490,005) to HK$3,500,000 (US$ 571,671)	—	—	1
HK$4,000,001 (US$ 653,339) to HK$4,500,000 (US$ 735,006)	1	2	—
HK$4,500,001 (US$ 735,007) to HK$5,000,000 (US$ 816,673)	1	1	—
HK$5,000,001 (US$ 816,674) to HK$5,500,000 (US$ 898,341)	3	2	—
HK$5,500,001 (US$ 898,342) to HK$6,000,000 (US$ 980,008)	1	1	—
HK$10,000,001 (US$ 1,633,347) to HK$11,000,000 (US$ 1,796,681)	1	—	—
HK$12,000,001 (US$ 1,960,016) to HK$12,500,000 (US$ 2,041,683)	—	—	1
HK$14,000,001 (US$ 2,286,685) to HK$14,500,000 (US$ 2,368,352)	—	1	—
	8	9	9

Five Highest Paid Individuals

The five individuals whose emoluments were the highest in the Group for the year ended December 31, 2014, included Zhang Wenyi, Chairman and Executive Director of the Company, Tzu-Yin Chiu, Chief Executive Officer and Executive Director of the Company and Gao Yonggang, Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director of the Company.

The five individuals whose emoluments were the highest in the Group for the year ended December 31, 2013, included Zhang Wenyi, Chairman and Executive Director of the Company and Tzu-Yin Chiu, Chief Executive Officer and Executive Director of the Company.

Mr. Zhang Wenyi has resigned as Chairman and Executive Director of the Company with effect from March 6, 2015.

The five highest paid individuals information are set out in Note 13 to the consolidated financial statements.

Remuneration Policy

The Group’s employees are compensated by cash and a variety of additional incentives. As a supplement to their salaries, the Group’s employees have the opportunity to earn performance bonus based on the Group’s profitability, business achievement, and individual performance. Additional benefits include participation in the Group’s global equity incentive compensation program, social welfare benefits for qualified employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Directors are compensated for their services as Directors, primarily by salaries and grants of options to purchase Ordinary Shares under the Stock Option Plan (as defined below) and Restricted Share Units. The compensation committee of the Company (the “Compensation Committee”) proposes, and the Board, other than interested Directors, approves, for the Directors, a remuneration package, which is comparable with the compensation received by directors in other similarly situated publicly-traded companies.

The Group’s local Chinese employees are entitled to a retirement benefit based on their salary and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. We are required to make contributions to the state-managed retirement plan at a main rate equal to 20.0% to 21.0% (the standard in Shenzhen site ranges from 13% to 14% according to Shenzhen government regulation) of the monthly basic salary of current employees. Employees are required to make contributions at a rate equal to 8% of their monthly basic salary. The Group’s contribution to such pension plan is approximately US$28.5 million, US$27 million, and US$22 million for the years ended December 31, 2014, 2013, and 2012, respectively. The retirement benefits apply to expatriate employees according to the requirements of local government.

Auditors

Following the retirement of Deloitte Touche Tohmatsu (“Deloitte”) as the auditors of the Group at the conclusion of the annual general meeting of the Company held on June 27, 2014 (“2014 AGM”), PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP were appointed as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively at the 2014 AGM to fill the vacancy arising from the retirement of Deloitte.

Save as aforesaid, there were no other changes in auditors of the Group during the past three years.

A resolution will be proposed at the 2015 AGM to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Group.

Connected Transactions

Non-exempt Connected Transactions

Datang Subscription Agreement and Country Hill Subscription Agreement

On August 22, 2014, the Company entered into (i) a share subscription agreement (“Datang Pre-emptive Share Subscription Agreement”) with Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a substantial shareholder of the Company, pursuant to which the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, 669,468,952 Ordinary Shares (“Datang Pre-emptive Shares”) for a total cash consideration of HK$401,681,371.20; (ii) a bond subscription agreement (“Datang Pre-emptive Bond Subscription Agreement”) with Datang, pursuant to which the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the zero coupon convertible bonds due 2018 in the aggregate principal amount of US$22,200,000 (“Datang Pre-emptive Bonds”) for a total cash consideration of US$22,533,000 which is 101.5% of the aggregate principal amount of the Datang Pre-emptive Bonds; and (iii) a supplemental agreement (“Datang Supplemental Agreement”) with Datang and Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”), pursuant to which the parties agreed to amend the pre-emptive rights provision as specified in the share purchase agreement dated November 6, 2008 entered into between the Company and Datang Telecom in order to give effect to the parties’ understanding of the purpose of the pre-emptive rights provision.

On August 22, 2014, the Company entered into a share subscription agreement (“Country Hill Pre-emptive Share Subscription Agreement”) with Country Hill Limited (“Country Hill”), a substantial shareholder of the Company, pursuant to which the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, 268,642,465 Ordinary Shares (“Country Hill Pre-emptive Shares”) for a total cash consideration of  HK$161,185,479.00.

The execution of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Share Subscription Agreement, the issue of the Datang Pre-emptive Shares and the Datang Pre-emptive Bonds to Datang and the issue of the Country Hill Pre-emptive Shares to Country Hill were approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on November 5, 2014 as required under Chapter 14A of the Hong Kong Stock Exchange Listing Rules.  The completion of the issue of the Datang Pre-emptive Shares, the Country Hill Pre-emptive Shares and the Datang Pre-emptive Bonds took place on November 21, 2014, November 27, 2014 and December 4, 2014, respectively.

Other than Dr. Gao Yonggang (“Dr. Gao”), an executive Director, and Dr. Chen Shanzhi (“Dr. Chen”), a non-executive Director, both of whom were nominated as Directors by Datang and Professor Lawrence Juen- Yee Lau, the then non-executive Director, who was nominated as a Director by Country Hill, none of the Directors has a material interest in the Datang Pre-emptive Share Subscription Agreement, the Datang Pre- emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Share Subscription Agreement or the transactions contemplated thereunder.

Non-exempt Continuing Connected Transactions

Framework Agreement with Datang

On February 18, 2014, the Company entered into a new framework agreement (the “Renewed Framework Agreement”) with Datang Telecom, a substantial shareholder of the Company, pursuant to which the Group and Datang Telecom (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the Renewed Framework Agreement is two years commencing from February 18, 2014. The pricing for the transactions contemplated under the Renewed Framework Agreement will be determined by reference to reasonable market price available from or to independent third parties in the ordinary and usual course of business based on normal commercial terms and on an arm’s length negotiation, or the price based on the actual production cost incurred plus a reasonable profit margin with reference to the general range of profit margins in the industry, and will be determined on terms not less favorable than those sold by independent third parties to the Company or its subsidiaries or sold by the Company or its subsidiaries to independent third parties (if any).

The expected caps, being the maximum revenue on an aggregated basis expected to be generated by the Group from the transactions contemplated under the Renewed Framework Agreement, are:

•                                  US$60 million for the year ended December 31, 2014; and

•                                  US$75 million for the year ending December 31, 2015.

In arriving at the expected caps, the Company has considered the potential level of transactions the Group may potentially provide in light of current market conditions of the semiconductor industry and the technological capability of the Group, having regard to the historical transaction volume of Datang Telecom and its associates with the Group and the historical revenues generated by the Group from the transactions under the framework agreement dated 14 December 2011 entered into between the Company and Datang Telecom, which were US$4.8 million, US$9.7 million and US$16.7 million for each of the three years ended 31 December 2013 based on the annual report of the Company for the year ended 31 December 2013.

The aggregate revenues generated by the Group from the transactions entered into pursuant to the Renewed Framework Agreement were approximately US$14.5 million for the year ended December 31, 2014.

Other than Dr. Gao and Dr. Chen, both of whom were nominated as Directors by Datang Telecom, none of the Directors has a material interest in the Renewed Framework Agreement or the transactions contemplated thereunder.

Pursuant to Rule 14A.55 of the Hong Kong Stock Exchange Listing Rules, the independent non-executive Directors have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Renewed Framework Agreement that took place between Datang Telecom (or any of its associates) and the Company (or any of its subsidiaries) for the year ended December 31, 2014 had been entered into:

(1)                                 in the ordinary and usual course of business of the Group;

(2)                                 on normal commercial terms or better; and

(3)                                 in accordance with the Renewed Framework Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.56 of the Hong Kong Stock Exchange Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Renewed Framework Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

Related Party Transactions

In addition to the above, the Group entered into certain transactions with parties regarded as “related parties” under the applicable accounting standards which are not regarded as connected transactions as defined under the Hong Kong Stock Exchange Listing Rules. Details of these related party transactions are disclosed in note 37 to the consolidated financial statements.

Employees

The following table sets forth, as of the dates indicated, the number of the Group’s employees serving in the capacities indicated:

	As of December 31,
Function	Y2011	Y2012	Y2013	Y2014
Managers	898	922	951	930
Professionals(1)	4,297	4,164	4,440	4,988
Technicians	3,910	4,650	4,751	5,116
Clerical staff	347	238	304	351
Total(2)	9,452	9,974	10,446	11,385

Notes:

(1)         Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)         Includes 1, 3, 3 and 14 temporary and part-time employees in 2011, 2012, 2013 and 2014 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of the Group’s employees by geographic location:

	As of December 31,
Location	Y2011	Y2012	Y2013	Y2014
Shanghai	5,555	6,037	6,626	6,896
Beijing	2,253	2,491	2,272	2,518
Tianjin	1,321	1,354	1,454	1,511
Chengdu	12	11	11	10
Shenzhen	36	23	43	405
Wuhan	236	17	—	—
United States	17	18	20	25
Europe	6	8	6	6
Japan	—	—	1	2
Taiwan Office	11	11	10	9
Hong Kong	5	4	3	3
Total(2)	9,452	9,974	10,446	11,385

The Group’s success depends to a significant extent upon, among other factors, the Group’s ability to attract, retain and motivate qualified personnel.

As of December 31, 2014, 1,836 and 152 of the Group’s employees held master’s degrees and doctorate degrees, respectively. As of the same date, 3,497 of the Group’s employees possessed a bachelor’s degree.

The Group’s engineers received an average of 16 hours of internal and external training per person in 2014.

To support the Group’s business growth and develop more talents, SMIC partners with Peking University, Fudan University, Shanghai Jiaotong University, Tianjin University, Shanghai University, Beijing Institute of Petrochemical Technology University to offer junior college, undergraduate and graduate programs to technical employees. Employees who are eligible will also receive tuition subsidies. SMIC provides a good learning environment to employees.

As a supplement to their salaries, the Group’s employees have the opportunity to earn performance bonus based on the Group’s profitability, business achievements, and individual performance. Additional benefits include participation in the Group’s global equity incentive compensation program, social welfare benefits for qualified employees, paid leave, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Group provides occupational health and hygiene management for the welfare of the Group’s employees. This includes occupational physical examination, the monitoring of air quality, illumination, radiation, noise and drinking water. The Group’s employees are not covered by any collective bargaining agreements.

Stock Incentive Schemes

2004 Stock Incentive Plans

2004 Stock Option Plan

The Company’s shareholders adopted on February 16, 2004 a 2004 Stock Option Plan which then became effective on March 18, 2004 and further amended it on June 23, 2009. The number of the Ordinary Shares that may be issued pursuant to the Company’s 2004 Stock Option Plan and The Company’s 2004 Employee Stock Purchase Plan shall not, in the aggregate, exceed 2,434,668,733 Ordinary Shares.

In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding stock option granted under this 2004 Stock Option Plan or any of the Company’s other stock option plans or any outstanding purchase right granted under the Company’s 2004 Employee Stock Purchase Plan or any other of the Company’s employee stock purchase plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time. Stock options issued under the 2004 Stock Option Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2004 Stock Option Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, Ordinary Shares or American depositary shares subject to stock options under the Company’s 2004 Stock Option Plan are again available for grant and issuance under the Company’s 2004 Stock Option Plan to the extent such stock options have lapsed without Ordinary Shares or American depositary shares being issued.

The Company’s 2004 Stock Option Plan authorizes the award of incentive stock options (ISOs) within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, non-qualified stock options and Director options.

Director options are non-qualified options granted to non-employee members of the Board, or non-employee Directors. The terms of Director options may vary among non-employee Directors and the 2004 Stock Option Plan does not impose any requirement to grant Director options subject to uniform terms.

The Company’s 2004 Stock Option Plan is administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee has the authority to construe and interpret the Company’s 2004 Stock Option Plan, grant stock options and make all other determinations necessary or advisable for the administration of the plan.

The Company’s 2004 Stock Option Plan provides for the grant of options to the Company’s employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2004 Stock Option Plan) for the benefit of those individuals eligible to participate in the 2004 Stock Option Plan; provided that, ISOs may be granted only to the Company’s employees. The total number of Ordinary Shares underlying stock granted pursuant to the 2004 Stock Option Plan or any of The Company’s other stock option plans to, and the total number of Ordinary Shares that may be purchased under one or more purchase rights granted under the Company’s 2004 Employee Stock Purchase Plan or any of the Company’s other employee stock purchase plans by, a participant (including both exercised and outstanding stock options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1% in the case of an “independent non-executive Director” (as that term is used in the Hong Kong Stock Exchange Listing Rules) of the then issued and outstanding Ordinary Shares subject to such changes from time to time to applicable Hong Kong Stock Exchange Listing Rules.

The exercise price of stock options must be at least equal to the fair market value of the Ordinary Shares on the date of grant.

In general, options granted under the 2004 Stock Option Plan vest over a four-year period. Options may vest based on time or achievement of performance conditions. The Company’s compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any Ordinary Shares or American depositary shares issued on exercise being subject to the Company’s right of repurchase that lapses as the shares vest. The maximum term of options granted under the Company’s 2004 Stock Option Plan is ten years, subject to changes under the Hong Kong Stock Exchange Listing Rules, as determined by the compensation committee of the Company. Unless otherwise permitted by the Company’s compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s family members or to a trust or partnership established for the benefit of such family members. Options granted under the Company’s 2004 Stock Option Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Company’s compensation committee. Options granted under the Company’s 2004 Stock Option Plan generally may be exercised for a period of ninety days after the termination of the optionee’s service to us, except that Director options may be exercised for a period of one hundred and twenty days after the termination of the non-employee Director’s service to us. Options whether or not vested generally terminate immediately upon termination of employment for cause.

The number and kind of the Ordinary Shares or American depositary shares authorized for issuance under the various limits set forth in the 2004 Stock Option Plan, the number of outstanding stock options and the number and kind of shares subject to any outstanding stock options and the exercise price per share, if any, under any outstanding stock option are equitably adjusted (including by payment of cash to a participant) by the compensation committee of the Company in the event of a capitalization issue, rights issue, sub- division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2004 Stock Option Plan.

The Company’s 2004 Stock Option Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company determines how to treat each outstanding stock award. The compensation committee of the Company may:

•                  shorten the period during which the stock options are exercisable;

•                  accelerate the vesting of the stock options or waive, in whole or in part, any performance conditions to such vesting;

•                  arrange for the assumption or replacement of stock options by a successor corporation;

•                  adjust stock options or their replacements so that such stock options are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction;

•                  cancel the stock option prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock option.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding stock options immediately terminate.

The Company’s 2004 Stock Option Plan was terminated on November 15, 2013. The stock options granted before such termination remains outstanding and continue to vest and become exercisable in accordance with, and subject to, the terms of the 2004 Stock Option Plan.

2004 Employee Stock Purchase Plan

The Company’s shareholders adopted on February 16, 2004 a 2004 Employee Stock Purchase Plan and further amended it on June 23, 2009 in order to enable eligible employees to purchase the Ordinary Shares in the form of American depositary shares at a discount. Purchases are accomplished through participation in discrete offering periods. The Company’s 2004 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. The number of the Ordinary Shares that may be issued pursuant to the 2004 Employee Stock Purchase Plan and the Company’s 2004 Stock Option Plan shall not, in the aggregate, exceed 2,434,668,733 Ordinary Shares.  In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding purchase right granted under this 2004 Employee Stock Purchase Plan or any of the Company’s other employee stock purchase plans or any outstanding stock option granted under the Company’s 2004 Stock Option Plan or any of the Company’s other stock option plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Hong Kong Stock Exchange Listing Rules.  All shares purchased under the 2004 Employee Stock Purchase Plan shall be issued in the form of

American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2004 Employee Stock Purchase Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares.

The Company’s compensation committee administers the Company’s 2004 Employee Stock Purchase Plan. The Company’s employees generally are eligible to participate in the Company’s 2004 Employee Stock Purchase Plan; the Company’s compensation committee may impose additional eligibility conditions upon the employees of one of the Company’s subsidiaries or exclude employees of a subsidiary from participation. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in the Company’s 2004 Employee Stock Purchase Plan, are ineligible to participate in the Company’s 2004 Employee Stock Purchase Plan. In addition, to comply with the Hong Kong Stock Exchange Listing Rules, unless otherwise allowed under such rules, no employee can be granted a right to purchase American depositary shares, or a purchase right under the 2004 Employee Stock Purchase Plan if such purchase right would permit the employee to purchase Ordinary Shares or American depositary shares under all employee stock purchase plans or other option plans of the Company granted to the employee in any twelve-month period to exceed one percent (1%) of the then issued and outstanding Ordinary Shares.

Under the Company’s 2004 Employee Stock Purchase Plan, eligible employees are able to acquire the Company’s American depositary shares by accumulating funds through payroll deductions. The compensation committee of the Company determines the maximum amount that any employee may contribute to his or her account under the 2004 Employee Stock Purchase Plan during any calendar year. The Company also has the right to amend or terminate its 2004 Employee Stock Purchase Plan at any time and its 2004 Employee Stock Purchase Plan was terminated on November 15, 2013.

New participants are required to enroll in a timely manner as specified by the compensation committee of the Company. Once an employee is enrolled, participation is automatic in subsequent offering periods. The length of each offering period shall be no shorter than six months and no longer than twenty-seven months. The compensation committee of the Company determines the starting and ending dates of each offering period. An employee’s participation automatically ends upon termination of employment for any reason.

No participant has the right to purchase the Company’s American depositary shares in an amount, when aggregated with purchase rights under all the Company’s employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. On the first business day of each offering period, a participant shall be granted a purchase right, determined by: (i) dividing (A) the product of $25,000 and the number of calendar years during all or part of which the purchase right shall be outstanding by (B) the fair market value of the American depositary shares on the first business day of the offering period, and (ii) subtracting from the quotient (A) the number of American depositary shares the participant purchased during the calendar year in which the first business day of the applicable offering period occurs under the 2004 Employee Stock Purchase Plan or under any of the Company’s other employee stock purchase plans which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, plus (B) the number of American depositary shares subject on the first business day of the applicable offering period to any outstanding purchase rights granted to the participant under any of the Company’s other employee stock purchase plans which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended. If application of this formula would result in the grant of purchase rights covering, in the aggregate, more than the number of American depositary shares that the compensation committee has made available for the relevant offering period, then the compensation committee shall adjust the number of American depositary shares subject to the purchase right in order that, following such adjustment, the aggregate number of American depositary shares subject to the purchase right shall remain within the applicable limit.

The purchase price for shares of the Company’s American depositary shares purchased under the Company’s 2004 Employee Stock Purchase Plan shall be 85% of the lesser of the fair market value of the Company’s American depositary shares on (i) the first business day of the applicable offering period and (ii) the last day of the applicable offering period.

The Company has never granted any purchase right under its 2004 Employee Stock Purchase Plan before it was terminated on November 15, 2013.

Amended and Restated 2004 Equity Incentive Plan

The Company’s shareholders adopted an Amended and Restated 2004 Equity Incentive Plan that became effective on June 3, 2010. The aggregate number of the Ordinary Shares that may be issued pursuant to the Amended and Restated 2004 Equity Incentive Plan may not exceed 1,015,931,725 Ordinary Shares. Awards issued under the Amended and Restated 2004 Equity Incentive Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the Amended and Restated 2004 Equity Incentive Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, the following Ordinary Shares or American depositary shares shall again be available for grant and issuance under the Company’s Amended and Restated 2004 Equity Incentive Plan:

•                  Ordinary Shares or American depositary shares tendered or withheld from issuance to settle an award;

•                  Ordinary Shares or American depositary shares withheld to satisfy the tax withholding obligations related to any award; and

•                 Ordinary Shares or American depositary shares subject to awards granted under our Amended and Restated 2004 Equity Incentive Plan that otherwise terminate or lapse without ordinary shares or American depositary shares being issued.

The Company’s Amended and Restated 2004 Equity Incentive Plan authorizes the award of restricted share awards (RSAs), stock appreciation rights (SARs), restricted share units (RSUs), and other equity-based or equity- related awards based on the value of the Ordinary Shares. Cash payments based on criteria determined by the compensation committee may also be awarded under the Amended and Restated 2004 Equity Incentive Plan.

The Company’s Amended and Restated 2004 Equity Incentive Plan is administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee of the Company has the authority to construe and interpret the Company’s Amended and Restated 2004 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

The Company’s Amended and Restated 2004 Equity Incentive Plan provides for the grant of awards to the Company’s employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the Amended and Restated 2004 Equity Incentive Plan) for the benefit of those individuals eligible to participate in the Amended and Restated 2004 Equity Incentive Plan.

An RSA is an award of the Ordinary Shares or American depositary shares that are granted for no consideration other than the provision of services (or such minimum payment as may be required under applicable law). The price (if any) of an RSA is determined by the compensation committee.  Unless otherwise determined by the compensation committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to or repurchased by us.  Performance-based RSAs that vest based on the attainment of one or more performance goals over a period of time that the compensation committee determines may also be awarded under the Amended and Restated 2004 Equity Incentive Plan.

Stock appreciation rights provide for a payment, or payments, in cash, Ordinary Shares or American depositary shares, to the holder based upon the difference between the fair market value of the Ordinary Shares or American depositary shares on the date of exercise and the stated exercise price up to a maximum amount of cash or number of Ordinary Shares or American depositary shares. SARs may vest based on time or achievement of performance conditions. The compensation committee may determine whether SARs may be granted alone or in tandem with a stock option granted under the Company’s 2004 Stock Option Plan or another award.

Restricted share units represent the right to receive the Ordinary Shares or American depositary shares at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we deliver to the holder of the restricted share unit the Ordinary Shares (which may be subject to additional restrictions) or American depositary shares, cash or a combination of the Ordinary Shares and cash or the Company’s American depositary shares and cash.

The number and kind of the Ordinary Shares or American depositary shares under the various limits set forth in the Amended and Restated 2004 Equity Incentive Plan, the number of outstanding awards and the number and kind of shares subject to any outstanding award and the purchase price per share, if any, under any outstanding award shall be equitably adjusted (including by payment of cash to a participant) by the compensation committee in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the Amended and Restated 2004 Equity Incentive Plan.

Awards granted under the Company’s Amended and Restated 2004 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Company’s compensation committee.

The Company’s Amended and Restated 2004 Equity Incentive Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company determines how to treat each outstanding award. The compensation committee may:

•                  shorten the period during which the awards may be settled;

•                  accelerate the vesting of the award or waive, in whole or in part, any performance conditions to such vesting;

•                  arrange for the assumption or replacement of an award by a successor corporation;

•                  adjust awards or their replacements so that such awards are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction; or

•                  cancel the award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the award.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding awards immediately terminate.

The Company’s Amended and Restated 2004 Equity Incentive Plan was terminated on November 15, 2013. The awards granted before such termination remain outstanding and continue to vest in accordance with, and subject to, the terms of the Amended and Restated 2004 Equity Incentive Plan.

2014 Stock Incentive Plans

2014 Stock Option Plan

The Company adopted a 2014 Stock Option Plan that became effective on November 15, 2013 when the 2014 Stock Option Plan was registered with the PRC State Administration of Foreign Exchange. The number of Ordinary Shares that may be issued pursuant to the 2014 Stock Option Plan and the 2014 Employee Stock Purchase Plan (if adopted) shall not, in the aggregate, exceed 3,207,377,124 Ordinary Shares. In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding stock option granted under this 2014 Stock Option Plan or any of the Company’s other stock option plans or any outstanding purchase right granted under the 2014 Employee Stock Purchase Plan (if adopted) or any other of the Company’s employee stock purchase plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Listing Rules. Stock options issued under the 2014 Stock Option Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2014 Stock Option Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, Ordinary Shares or American depositary shares subject to stock options under the 2014 Stock Option Plan will again be available for grant and issuance under the 2014 Stock Option Plan to the extent such stock options have lapsed without Ordinary Shares or American depositary shares being issued.

The Company’s 2014 Stock Option Plan authorizes the award of incentive stock options (ISOs) within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, non-qualified stock options and Director options.

Director options are non-qualified options granted to non-employee members of the Board, or non-employee Directors. The terms of Director options may vary among non-employee Directors and the 2014 Stock Option Plan does not impose any requirement to grant Director options subject to uniform terms.

The Company’s 2014 Stock Option Plan will be administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee will have the authority to construe and interpret the 2014 Stock Option Plan, grant stock options and make all other determinations necessary or advisable for the administration of the plan.

The Company’s 2014 Stock Option Plan will provide for the grant of options to the Company’s employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2014 Stock Option Plan) for the benefit of those individuals eligible to participate in the 2014 Stock Option Plan; provided, that, ISOs may be granted only to the Company’s employees. The total number of Ordinary Shares underlying stock granted pursuant to the 2014 Stock Option Plan or any of the Company’s other stock option plans to, and the total number of Ordinary Shares that may be purchased under one or more purchase rights granted under the 2014 Employee Stock Purchase Plan (if adopted) or any of the Company’s other employee stock purchase plans by, a participant (including both exercised and outstanding stock options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1% in the case of an “independent non-executive Director” (as that term is used in the Hong Kong Stock Exchange Listing Rules) of the then issued and outstanding Ordinary Shares subject to such changes from time to time to applicable Hong Kong Stock Exchange Listing Rules.

The exercise price of stock options must be at least equal to the fair market value of the Ordinary Shares on the date of grant.

In general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. The Company’s compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any Ordinary Shares or American depositary shares issued on exercise being subject to the Company’s right of repurchase that lapses as the shares vest.  The maximum term of options granted under the 2014 Stock Option Plan is ten years, subject to changes under the Hong Kong Stock Exchange Listing Rules, as determined by the compensation committee. Unless otherwise permitted by the Company’s compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative.  Options granted under the 2014 Stock Option Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Company’s compensation committee.  Options granted under the 2014 Stock Option Plan generally may be exercised for a period of ninety days after the termination of the optionee’s service to the Company, except that Director options may be exercised for a period of one hundred and twenty days after the termination of the non- employee Director’s service to the Company. Options generally terminate immediately upon termination of employment for cause.

The number and kind of the Ordinary Shares or American depositary shares authorized for issuance under the various limits set forth in the 2014 Stock Option Plan, the number of outstanding stock options and the number and kind of shares subject to any outstanding stock options and the exercise price per share, if any, under any outstanding stock option will be equitably adjusted (including by payment of cash to a participant)

by the compensation committee in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2014 Stock Option Plan.

The 2014 Stock Option Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company will determine how to treat each outstanding stock award. The compensation committee of the Company may:

•                  shorten the period during which the stock options are exercisable;

•                  accelerate the vesting of the stock options or waive, in whole or in part, any performance conditions to such vesting;

•                  arrange for the assumption or replacement of stock options by a successor corporation;

•                  adjust stock options or their replacements so that such stock options are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction;

•                  cancel the stock option prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock option.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding stock options will immediately terminate.

The 2014 Stock Option Plan will terminate ten years from the date of registration of the Plan with the PRC State Administration of Foreign Exchange, unless it is terminated earlier by the Board. The Board may amend or terminate the 2014 Stock Option Plan at any time. If the Board amends the 2014 Stock Option Plan, it does not need to ask for shareholders approval of the amendment unless required by applicable law.

2014 Equity Incentive Plan

The Company adopted a 2014 Equity Incentive Plan that became effective on November 15, 2013 when the 2014 Equity Incentive Plan was registered with the PRC State Administration of Foreign Exchange. The aggregate number of the Ordinary Shares that may be issued pursuant to the 2014 Equity Incentive Plan may not exceed 801,844,281 Ordinary Shares. Awards issued under the 2014 Equity Incentive Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2014 Equity Incentive Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, the following Ordinary Shares or American depositary shares will again be available for grant and issuance under the 2014 Equity Incentive Plan:

•                          Ordinary Shares or American depositary shares subject to stock appreciation rights granted under the 2014 Equity Incentive Plan that cease to be subject to the stock appreciation right for any reason other than exercise of the stock appreciation right;

•                          Ordinary Shares or American depositary shares subject to awards granted under the Company’s 2014 Equity Incentive Plan that are subsequently forfeited at the original issue price; including without limitation Ordinary Shares or American depositary shares withheld from issuance to settle an award and Ordinary Shares or American depositary shares withheld to satisfy the tax withholding obligations related to any award; and

•                          Ordinary Shares or American depositary shares subject to awards granted under the 2014 Equity Incentive Plan that otherwise terminate or lapse without Ordinary Shares or American depositary shares being issued.

The Company’s 2014 Equity Incentive Plan authorizes the award of restricted share awards (RSAs), stock appreciation rights (SARs), restricted share units (RSUs) and other equity-based or equity-related awards based on the value of the Ordinary Shares. Cash payments based on criteria determined by the compensation committee may also be awarded under the 2014 Equity Incentive Plan.

The 2014 Equity Incentive Plan will be administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee of the Company will have the authority to construe and interpret the 2014 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

The Company’s 2014 Equity Incentive Plan will provide for the grant of awards to the Company’s employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2014 Equity Incentive Plan) for the benefit of those individuals eligible to participate in the 2014 Equity Incentive Plan.

An RSA is an award of the Ordinary Shares or American depositary shares that are granted for no consideration other than the provision of services (or such minimum payment as may be required under applicable law). The price (if any) of an RSA will be determined by the compensation committee of the Company. Unless otherwise determined by the compensation committee of the Company at the time of award, vesting will cease on the date the participant no longer provides services to the Company and unvested shares will be forfeited to or repurchased by the Company. Performance-based RSAs that vest based on the attainment of one or more performance goals over a period of time that the compensation committee determines may also be awarded under the 2014 Equity Incentive Plan.

Stock appreciation rights provide for a payment, or payments, in cash, Ordinary Shares or American depositary shares, to the holder based upon the difference between the fair market value of the Ordinary Shares or American depositary shares on the date of exercise and the stated exercise price up to a maximum amount of cash or number of Ordinary Shares or American depositary shares. SARs may vest based on time or achievement of performance conditions. The compensation committee may determine whether SARs may be granted alone or in tandem with a stock option granted under the 2014 Stock Option Plan or another award.

Restricted share units represent the right to receive the Ordinary Shares or American depositary shares at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, the Company will deliver to the holder of the restricted share unit the Ordinary Shares (which may be subject to additional restrictions) or American depositary shares, cash or a combination of the Ordinary Shares and cash or the American depositary shares and cash.

The number and kind of the Ordinary Shares or American depositary shares under the various limits set forth in the 2014 Equity Incentive Plan, the number of outstanding awards and the number and kind of shares subject to any outstanding award and the purchase price per share, if any, under any outstanding award will be equitably adjusted (including by payment of cash to a participant) by the compensation committee of the Company in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2014 Equity Incentive Plan.

Awards granted under the 2014 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the compensation committee.

The Company’s 2014 Equity Incentive Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee will determine how to treat each outstanding award. The compensation committee of the Company may:

•                          shorten the period during which the awards may be settled;

•                          accelerate the vesting of the award or waive, in whole or in part, any performance conditions to such vesting;

•                          arrange for the assumption or replacement of an award by a successor corporation;

•                          adjust awards or their replacements so that such awards are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction; or

•                          cancel the award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the award.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding awards will immediately terminate.

The Board may amend or terminate the 2014 Equity Incentive Plan at any time. If the Board amends the 2014 Equity Incentive Plan, it does not need to ask for the Company’s shareholders’ approval of the amendment unless required by applicable law.

Standard Form of Share Option Plan for Subsidiaries

The following is a summary of the principal terms of a standard form of share option plan involving the grant of options over shares in subsidiaries of the Company which adopt such plan to eligible participants such as employees, directors and service providers of the Group (the “Subsidiary Plan”) that was approved by the shareholders at the annual general meeting of the Company held on May 30, 2006.

(a)                 Purpose of the Subsidiary Plan

The purposes of the Subsidiary Plan are to attract, retain and motivate employees and directors of and other service providers to the Group, to provide a means of compensating them through the grant of stock options for their contributions to the growth and profits of the Group, and to allow such employees, directors and service providers to participate in such growth and profitability.

(b)                Who may join

The compensation committee of the board of directors of the relevant subsidiary (the “Subsidiary Committee”) may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Group whether located in China, the United States or elsewhere to take up options to subscribe for shares (“Subsidiary Shares”) in the relevant subsidiary(ies) which has or have adopted the Subsidiary Plan at a price calculated in accordance with sub-paragraph (e) below. The Subsidiary Committee may also grant stock options to a director who is not an employee of the Company or the relevant subsidiary (“Non- Employee Subsidiary Director”).

(c)                 Stock Options

Stock options granted under the Subsidiary Plan (“Subsidiary Stock Options”) shall entitle a participant (“Subsidiary Participant”) of the Subsidiary Plan to purchase a specified number of Subsidiary Shares during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Subsidiary Stock Options may be granted under a Subsidiary Plan, an Incentive Stock Option, a Non- Qualified Stock Option or a Subsidiary Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 (the “Code”) and may only be granted to employees of the Company and its subsidiaries from time to time. A Non- Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Subsidiary Director Option is a Non-Qualified Stock Option granted to a Non-Employee Subsidiary Director.

The relevant subsidiary shall issue an award document to each Subsidiary Participant of the Subsidiary Plan who is granted a Subsidiary Stock Option. The award document shall set out the terms and provisions of the grant of a Subsidiary Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Subsidiary Committee or the Subsidiary Administrator (as defined below), as the case may be) by the Subsidiary Participant. The relevant subsidiary may allow a Subsidiary Participant to exercise his or her Subsidiary Stock Options prior to vesting, provided the Subsidiary Participant agrees to enter into a repurchase agreement in respect of the Subsidiary Stock Option with the relevant subsidiary. The Subsidiary Committee may also accelerate the vesting of a Subsidiary Stock Option, (ii) set the date on which any Subsidiary Stock Option may first become exercisable, or (iii) extend the period during which a Subsidiary Stock Option remains exercisable, except that no Subsidiary Stock Options may be exercised after the tenth anniversary of the date of grant.

The Subsidiary Plan does not provide for any payment upon application or acceptance of an option.

(d)                Administration of the Subsidiary Plan

The Subsidiary Committee shall be responsible for the administration of the Subsidiary Plan. Its responsibilities include granting Subsidiary Stock Options to eligible individuals, determining the number of Subsidiary Shares subject to each Subsidiary Stock Option, and determining the terms and conditions of each Subsidiary Stock Option. The Subsidiary Committee is not obliged to grant Subsidiary Stock Options to Subsidiary Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Subsidiary Participants. Any determination by the Subsidiary Committee in relation to the carrying out and administering of the Subsidiary Plan in accordance with its terms shall be final and binding. No member of the Subsidiary Committee shall be liable for any action or determination made in good faith, and the members of the Subsidiary Committee shall be entitled to indemnification and reimbursement in the manner provided in the articles of association, by-laws or other equivalent constitutional document of the relevant subsidiary.

The Subsidiary Committee may delegate some or all of its authority under the Subsidiary Plan to an individual or individuals (each a “Subsidiary Administrator”) who may either be one or more of the members of the Subsidiary Committee or one or more of the officers of the Company or relevant subsidiaries. An individual’s status as a Subsidiary Administrator shall not affect his or her eligibility to participate in the Subsidiary Plan. The Subsidiary Committee shall not delegate its authority to grant Subsidiary Stock Options to executive officers of the Company or its subsidiaries.

(e)                 Exercise Price

The exercise price per Subsidiary Share purchasable under a Subsidiary Stock Option shall be fixed by the Subsidiary Committee at the time of grant or by a method specified by the Subsidiary Committee at the time of grant, but, subject always to and in accordance with applicable requirements of the Hong Kong Stock Exchange Listing Rules or permission of the Hong Kong Stock Exchange:

(i)                    in the case of an Incentive Stock Option:

(1)                 granted to a Ten Percent Holder, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2)                 granted to any other Subsidiary Participant, the exercise price shall be no less than 100% of the Fair Market Value per Subsidiary Share on the date of grant; and

(ii)                 in the case of any Subsidiary Stock Option:

(1)                 granted to a Ten Percent Holder who is a resident of the State of California, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2)                 granted to any other Subsidiary Participant who is a resident of the State of California, the exercise price shall be no less than 85% of the Fair Market Value per Subsidiary Share on the date of grant.

A Ten Percent Holder is any Participant who owns more than 10% of the total combined voting power of all classes of outstanding securities of the relevant subsidiary or any parent or subsidiary (as such terms are defined in and determined in accordance with the Code) of the relevant subsidiary.

Fair  Market  Value  shall  be  determined  as  follows:

(i)                    If the Subsidiary Shares are listed on any established stock exchange or a national market system, including without limitation the NYSE, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Subsidiary Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)                 If the Subsidiary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Subsidiary Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)              In the absence of an established market for the Subsidiary Shares, the Fair Market Value thereof shall be determined in good faith by the Subsidiary Committee in accordance with any applicable law, rule or regulation.

(f)                    Limit of the Subsidiary Plan

The number of Subsidiary Shares that may be issued under the Subsidiary Plan and all other schemes of the relevant subsidiary involving the grant by such subsidiary of options over or other similar rights to acquire new shares or other new securities of such subsidiary (“Other Schemes”) shall not exceed ten percent of the issued and outstanding Subsidiary Shares of such subsidiary on the date of approval of the Subsidiary Plan by the board of directors of the relevant subsidiary (the “Subsidiary Board”).

The number of Subsidiary Shares which may be issued pursuant to any outstanding Subsidiary Stock Options granted and yet to be exercised under the Subsidiary Plan and all Other Schemes of the relevant subsidiary must not exceed in aggregate 30 percent of the issued and outstanding Subsidiary Shares of the relevant subsidiary in issuance from time to time.

(g)                Individual Limit

The total number of Subsidiary Shares underlying Subsidiary Stock Options or other options granted by the relevant subsidiary to a Subsidiary Participant (including both exercised and outstanding Subsidiary Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent non-executive Director of the Company) of the then issued and outstanding Subsidiary Shares unless otherwise allowed under the Hong Kong Stock Exchange Listing Rules.

(h)                Exercise of Option

A Subsidiary Stock Option shall vest, and be exercised, in accordance with the terms of the Subsidiary Plan, the relevant award document and any rules and procedures established by the Subsidiary Committee for this purpose. However, the term of each Subsidiary Stock Option shall not exceed ten years from the date of grant, provided that any Incentive Stock Option granted to a Ten Percent Holder shall not by its terms be exercisable after the expiration of five (5) years from the date of grant.

(i)                    Director  Options

Each Non-Employee Subsidiary Director may be granted Subsidiary Stock Options to purchase Subsidiary Shares on the terms set out in the relevant award document.

The directors shall exercise all authority and responsibility with respect to Subsidiary Stock Options granted to directors subject to the requirements of the Hong Kong Stock Exchange Listing Rules.

All Non-Employee Subsidiary Directors’ Subsidiary Stock Options shall only vest provided that the director has remained in service as a director through such vesting date. The unvested portion of a Subsidiary Stock Option granted to a director shall be forfeited in full if the director’s service with the Company or the relevant subsidiary ends for any reason prior to the applicable vesting date.

Following termination of a Non-Employee Subsidiary Director’s service on the Subsidiary Board, such Non-Employee Subsidiary Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Subsidiary Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)                    Termination or Lapse of Option

A Subsidiary Stock Option shall terminate or lapse automatically upon:

(i)                    the expiry of ten years from the date of grant;

(ii)                 the termination of a Subsidiary Participant’s employment or service with the relevant subsidiary for a reason set out in sub-paragraph (l) below;

(iii)              the liquidation or dissolution of the relevant subsidiary, in which case all Subsidiary Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person save as to any contrary directions of the Subsidiary Committee with the prior approval of the Board of Directors of the Company;

(iv)             the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Subsidiary Participant is employed by such subsidiary, division or operating unit); and

(v)                termination of the service relationship with a service provider (where the Subsidiary Participant is a service provider of the relevant subsidiary).

(k)                 Rights are Personal to Subsidiary Participant

A Subsidiary Stock Option is personal to the Subsidiary Participant and shall be exercisable by such Subsidiary Participant or his Permitted Transferee (as defined below) only. A Subsidiary Option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Subsidiary Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Subsidiary Stock Option for no consideration to a Subsidiary Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Subsidiary Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Subsidiary Participant.

(l)                    Termination of Employment or Service

If a Subsidiary Participant’s employment or service with the relevant member(s) of the Group is terminated for the following reasons:

(i)                    the failure or refusal of the Subsidiary Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the relevant member(s) of the Group;

(ii)                 any material violation by the Subsidiary Participant of any law or regulation applicable to any business of any relevant member(s) of the Group, or the Subsidiary Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Subsidiary Participant of a common law fraud against any relevant member(s) of the Group; or

(iii)              any other misconduct by the Subsidiary Participant that is materially injurious to the financial condition, business or reputation of the Group, then all Subsidiary Stock Options granted to the Subsidiary Participant, whether or not then vested, shall immediately lapse.

The Subsidiary Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Subsidiary Participant’s termination of employment for purposes of providing such Subsidiary Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)            Change in Control of the Subsidiary

The Subsidiary Committee must seek the prior approval of the Board of Directors of the Company and may, subject to such prior approval by the Board of Directors of the Company, specify at or after the date of grant of a Subsidiary Stock Option the effect that a Change in Control (as defined in the Subsidiary Plan) will have on such Subsidiary Stock Option. The Subsidiary Committee may also, subject to such prior approval by the Board of Directors of the Company, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Subsidiary Stock Options to a date prior to the Change in Control, if the Subsidiary Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)                Change in the Capital Structure of the Subsidiary

In the event of an alteration in the capital structure of the relevant subsidiary (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Subsidiary Shares, or rights issue to purchase Subsidiary Shares at a price substantially below market value), the Subsidiary Committee may equitably adjust the number and kind of Subsidiary Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Subsidiary Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Subsidiary Stock Options and the number and kind of shares subject to any outstanding Subsidiary Stock Option and the purchase price per share under any outstanding Subsidiary Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Subsidiary Participants.

(o)                Period of the Subsidiary Plan

The form of the Subsidiary Plan shall be approved by the shareholders of the Company and of the relevant subsidiary respectively, and shall become effective upon its approval by the Subsidiary Board in accordance with the terms thereof. Each Subsidiary Plan shall remain in force for a period of ten years commencing on the date of Subsidiary Board approval of the relevant Subsidiary Plan.

(p)                Amendments  and  Termination

The Subsidiary Plan may be changed, altered, amended in whole or in part, suspended and terminated by the Subsidiary Board, subject to such prior approval by the Board of Directors of the Company, at any time provided alterations or amendments of a material nature or any change to the terms of the Subsidiary Stock Options granted, or any change to the authority of the Subsidiary Board or the Subsidiary Committee in relation to any alteration to the terms of the Subsidiary Plan, must be approved by the shareholders of the Company, unless such change, alteration or amendment takes effect automatically under the terms of the Subsidiary Plan. For the avoidance of doubt, any change, alteration or amendment pursuant to the exercise of any authority granted under a Subsidiary Plan shall be deemed to take effect automatically under the terms of the relevant Subsidiary Plan. Any change, alteration or amendment must be in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules  or permitted by the Hong Kong Stock Exchange.

The Subsidiary Board may, subject to prior approval by the Board of Directors of the Company, at any time and from time to time make such changes, alterations or amendments to the Subsidiary Plan as may be necessary or desirable, including (without limitation) changes, alterations or amendments:

(i)                    relating to local legal, regulatory and/or taxation requirements and/or implications applicable to the relevant subsidiary and/or Eligible Participants; and/or

(ii)                 for the purposes of clarification, improvement or facilitation of the interpretation, and/or application of the terms of the Subsidiary Plan and/or for the purposes of improving or facilitating the administration of the Subsidiary Plan, and other changes, alterations or amendments of a similar nature.

If the Subsidiary Plan is terminated early by the Subsidiary Board, subject to prior approval by the Board of Directors of the Company, no further Subsidiary Stock Options may be offered but unless otherwise stated in the Subsidiary Plan. Subsidiary Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Subsidiary Plan.

(q)                Voting and Dividend Rights

No voting rights shall be exercisable and no dividends shall be payable in relation to Subsidiary Stock Options that have not been exercised.

(r)                   Cancellation of Subsidiary Stock Options

If the relevant subsidiary is or becomes a public company (within the meaning of the Hong Kong Code on Takeovers and Mergers), then in the case of a Change in Control of the relevant subsidiary, Subsidiary Stock Options granted but not exercised may not be cancelled unless an offer or proposal in respect of the Subsidiary Stock Options has, where applicable, been made pursuant to Rule 13 of The Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures Commission has consented to such cancellation.

(s)                 Ranking of Subsidiary Shares

The Subsidiary Shares to be allotted upon the exercise of a Subsidiary Stock Option will be subject to the then effective articles of association (or equivalent constitutional document) of the relevant subsidiary and will rank pari passu with the Subsidiary Shares in issue on the date of such allotment.

The Subsidiary Plans will be administered by the relevant Subsidiary Committees and no other trustee is expected to be appointed in respect of any Subsidiary Plan.

As of December 31, 2014, none of the subsidiaries of the Company has adopted the Subsidiary Plan.

Outstanding Share Options

Details of the movements in the Company’s share options during the year ended December 31, 2014 are as follows:

2001 Stock Option Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 12/31/13	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/14	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Employees	1/5/2004	1/05/2004–1/04/2014	130,901,110	$0.10	29,618,335	29,618,335	—	—	—	—	$—	$0.33
Service Providers	1/15/2004	1/15/2004–1/14/2014	4,100,000	$0.10	100,000	100,000	—	—	—	—	$—	$0.14
Employees	1/15/2004	1/15/2004–1/14/2014	20,885,000	$0.10	3,294,000	3,294,000	—	—	—	—	$—	$0.33
Employees	2/16/2004	2/16/2004–2/15/2014	14,948,600	$0.10	3,508,200	931,100	—	2,577,100	—	—	$0.10	$0.33
Employees	2/16/2004	2/16/2004–2/15/2014	76,454,880	$0.25	18,742,440	18,742,440	—	—	—	—	$—	$0.33
					55,262,975	52,685,875	—	2,577,100	—	—

Options to purchase Ordinary Shares issued to new employees generally vested at a rate of 10% upon the second annual anniversary, an additional 20% on the third annual anniversary and an additional 70% upon the fourth annual anniversary of the vesting commencement date. Beginning in January 2004, options to purchase Ordinary Shares issued to then-existing employees generally vested at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

The Company has not issued stock options under the 2001 Stock Option Plan since the completion of its initial public offering on March 18, 2004.

2004 Stock Option Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 12/31/13	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/14	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Employees	3/18/2004	3/18/2004–3/17/2014	49,869,700	$0.35	13,943,900	—	13,943,900	—	—	—	—	$—	$0.35
Employees	4/25/2004	4/25/2004–4/24/2014	22,591,800	$0.28	4,417,400	—	4,417,400	—	—	—	—	$—	$0.28
Employees	7/27/2004	7/27/2004–7/26/2014	35,983,000	$0.20	10,062,000	—	10,062,000	—	—	—	—	$—	$0.20
Employees	11/10/2004	11/10/2004–11/09/2014	52,036,140	$0.22	10,380,160	—	10,380,160	—	—	—	—	$—	$0.22
Employees	5/11/2005	5/11/2005–5/10/2015	94,581,300	$0.20	23,492,836	—	1,488,620	—	—	—	22,004,216	$—	$0.20
Employees	8/11/2005	8/11/2005–8/10/2015	32,279,500	$0.22	5,316,500	—	102,000	—	—	—	5,214,500	$—	$0.22
Employees	11/11/2005	11/11/2005–11/10/2015	149,642,000	$0.15	21,336,000	—	3,246,000	—	—	—	18,090,000	$—	$0.15
Employees	2/20/2006	2/20/2006–2/19/2016	62,756,470	$0.15	17,344,294	—	627,216	—	—	—	16,717,078	$—	$0.15
Employees	5/12/2006	5/12/2006–5/11/2016	22,216,090	$0.15	2,567,000	—	884,000	—	—	—	1,683,000	$—	$0.15
Employees	9/29/2006	9/29/2006–9/28/2016	40,394,000	$0.13	10,692,000	—	340,000	—	—	—	10,352,000	$—	$0.13
Lip-Bu Tan	9/29/2006	9/29/2006–9/28/2016	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	11/10/2006	11/10/2006–11/09/2016	2,450,000	$0.13	150,000	—	—	—	—	—	150,000	$—	$0.13
Employees	11/10/2006	11/10/2006–11/09/2016	33,271,000	$0.11	6,535,000	—	192,000	—	—	—	6,343,000	$—	$0.11
Employees	5/16/2007	5/16/2007–5/15/2017	122,828,000	$0.15	36,982,000	—	2,288,000	—	—	—	34,694,000	$—	$0.15
Others	5/16/2007	5/16/2007–5/15/2017	5,421,000	$0.15	300,000	—	—	—	—	—	300,000	$—	$0.15
Employees	12/28/2007	12/28/2007–12/27/2017	89,839,000	$0.10	21,556,800	—	1,560,000	—	2,442,000	—	17,554,800	$0.11	$0.10
Employees	2/12/2008	2/12/2008–2/11/2018	126,941,000	$0.08	39,208,625	—	1,948,700	—	10,935,625	—	26,324,300	$0.10	$0.08
Others	2/12/2008	2/12/2008–2/11/2018	600,000	$0.08	300,000	—	—	—	—	—	300,000	$—	$0.08
Employees	11/18/2008	11/18/2008–11/17/2018	117,224,090	$0.02	24,203,320	—	142,000	—	9,737,490	—	14,323,830	$0.09	$0.02
Employees	2/17/2009	2/17/2009–2/16/2019	131,943,000	$0.03	36,129,000	—	400,000	—	14,002,000	—	21,727,000	$0.10	$0.03
Lip-Bu Tan	2/17/2009	2/17/2009–2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Others	2/17/2009	2/17/2009–2/16/2019	400,000	$0.03	50,000	—	—	—	—	—	50,000	$—	$0.03
Employees	5/11/2009	5/11/2009–5/10/2019	24,102,002	$0.04	5,330,000	—	16,000	—	1,755,000	—	3,559,000	$0.10	$0.04
Lip Bu Tan	2/23/2010	2/23/2010–2/22/2020	3,134,877	$0.10	3,134,877	—	—	—	—	—	3,134,877	$—	$0.10
Senior Management	2/23/2010	2/23/2010–2/22/2020	49,498,364	$0.10	15,674,388	—	15,674,388	—	—	—	—	$—	$0.10
Employees	2/23/2010	2/23/2010–2/22/2020	337,089,466	$0.10	145,594,760	—	7,805,591	—	7,058,582	—	130,730,587	$0.11	$0.10
Yonggang Gao	5/24/2010	5/24/2010–5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$—	$0.08
Shanzhi Chen	5/24/2010	5/24/2010–5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$—	$0.08
Senior Management	5/24/2010	5/24/2010–5/23/2020	15,726,595	$0.08	15,726,595	—	—	—	15,726,595	—	—	$0.10	$0.08
Employees	5/24/2010	5/24/2010–5/23/2020	18,251,614	$0.08	6,606,700	—	3,387,700	—	1,449,000	—	1,770,000	$0.10	$0.08
Employees	9/8/2010	9/8/2010–9/7/2020	46,217,577	$0.07	10,013,455	—	89,158	—	1,514,938	—	8,409,359	$0.10	$0.07
Employees	11/12/2010	11/12/2010–11/11/2020	39,724,569	$0.08	27,901,006	—	1,261,707	—	8,350,123	—	18,289,176	$0.10	$0.08
Employees	5/31/2011	5/31/2011–5/30/2021	148,313,801	$0.08	99,931,474	—	2,635,248	—	16,088,807	—	81,207,419	$0.10	$0.08
WEN YI ZHANG	9/8/2011	9/8/2011–9/7/2021	21,746,883	$0.06	21,746,883	—	—	—	—	—	21,746,883	$—	$0.06
Tzu Yin Chiu	9/8/2011	9/8/2011–9/7/2021	86,987,535	$0.06	86,987,535	—	—	—	—	—	86,987,535	$—	$0.06
Employees	9/8/2011	9/8/2011–9/7/2021	42,809,083	$0.06	23,514,390	—	1,082,425	—	6,242,902	—	16,189,063	$0.10	$0.06
Frank Meng	11/17/2011	11/17/2011–11/16/2021	4,471,244	$0.05	4,471,244	—	—	—	—	—	4,471,244	$—	$0.05
Employees	11/17/2011	11/17/2011–11/16/2021	16,143,147	$0.05	11,238,286	—	598,137	—	1,226,023	—	9,414,126	$0.09	$0.05
Employees	5/22/2012	5/22/2012–5/21/2022	252,572,706	$0.04	202,078,054	—	3,720,878	—	35,868,996	—	162,488,180	$0.10	$0.04
Senior Management	5/22/2012	5/22/2012–5/21/2022	5,480,000	$0.04	5,480,000	—	—	—	—	—	5,480,000	$—	$0.04
Employees	9/12/2012	9/12/2012–9/11/2022	12,071,250	$0.04	8,454,116	—	1,158,125	—	1,420,458	—	5,875,533	$0.10	$0.04
Senior Management	9/12/2012	9/12/2012–9/11/2022	3,500,000	$0.04	3,500,000	—	—	—	—	—	3,500,000	$—	$0.04
Employees	11/15/2012	11/15/2012–11/14/2022	18,461,000	$0.05	15,634,333	—	1,346,084	—	3,408,497	—	10,879,752	$0.09	$0.05
Employees	5/7/2013	5/7/2013–5/6/2023	24,367,201	$0.08	20,501,263	—	1,222,759	—	1,560,842	—	17,717,662	$0.10	$0.08
Employees	6/11/2013	6/11/2013–6/10/2023	102,810,000	$0.08	99,490,000	—	4,321,460	—	4,677,500	—	90,491,040	$0.10	$0.08
Senior Management	6/11/2013	6/11/2013–6/10/2023	74,755,756	$0.08	74,755,756	—	—	—	—	—	74,755,756	$—	$0.08
Yonggang Gao	6/17/2013	6/17/2013–6/16/2023	13,608,249	$0.08	13,608,249	—	—	—	—	—	13,608,249	$—	$0.08
Sean Maloney	6/17/2013	6/17/2013–6/16/2023	4,490,377	$0.08	4,490,377	—	—	—	—	—	4,490,377	$—	$0.08
LAU Lawrence Juen-Yee	9/6/2013	9/6/2013–9/5/2023	4,492,297	$0.07	4,492,297	—	3,369,223	—	1,123,074	—	—	$0.10	$0.07
WILLIAM TUDOR BROWN	9/6/2013	9/6/2013–9/5/2023	4,492,297	$0.07	4,492,297	—	—	—	—	—	4,492,297	$—	$0.07
Employees	9/6/2013	9/6/2013–9/5/2023	22,179,070	$0.07	18,379,070	—	3,692,825	—	1,174,687	—	13,511,558	$0.11	$0.07
Employees	11/4/2013	11/4/2013–11/3/2023	19,500,000	$0.07	19,136,000	—	2,081,375	—	844,209	—	16,210,416	$0.11	$0.07
					1,265,120,878	—	105,485,079	—	146,607,348	—	1,013,028,451

Options to purchase Ordinary Shares issued to new employees and then-existing employees generally vest at a rate pursuant to which 25% of the shares shall vest on the first anniversary of the vesting commencement date, an additional 1/36 of the remaining shares shall vest monthly thereafter over 3 years of the vesting commencement date, respectively.

2004 Equity Incentive Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of RSUs Granted	Exercise Price Per Share (USD)	RSUs Outstanding as of 12/31/13	Additional RSUs Granted During Period	RSUs Lapsed During Period	RSUs Lapsed Due to Repurchase of Ordinary Shares During Period*	RSUs Exercised During Period	RSUs Cancelled During Period	RSUs Outstanding as of 12/31/14	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted (USD)
Senior Management	2/23/2010	2/23/2010–2/22/2020	21,459,142	$0.00	1,679,399	—	—	—	1,679,399	—	—	$0.08	$0.10
Employees	2/23/2010	2/23/2010–2/22/2020	139,933,819	$0.00	3,619,634	—	—	—	3,457,806	—	161,828	$0.08	$0.10
Senior Management	5/24/2010	5/24/2010–5/23/2020	6,739,969	$0.00	1,684,993	—	—	—	1,684,993	—	—	$0.08	$0.08
Employees	5/31/2011	5/31/2011–5/30/2021	21,212,530	$0.00	7,228,265	—	183,588	—	3,614,132	—	3,430,545	$0.08	$0.08
WEN YI ZHANG	9/8/2011	9/8/2011–9/7/2021	9,320,093	$0.00	9,320,093	—	—	—	5,000,000	—	4,320,093	$0.09	$0.06
Tzu Yin Chiu	9/8/2011	9/8/2011–9/7/2021	37,280,372	$0.00	18,640,186	—	—	—	—	—	18,640,186	$—	$0.06
Employees	5/22/2012	5/22/2012–5/21/2022	60,750,000	$0.00	40,455,000	—	585,000	—	13,425,000	—	26,445,000	$0.08	$0.04
Senior Management	5/22/2012	5/22/2012–5/21/2022	1,920,000	$0.00	1,440,000	—	—	—	480,000	—	960,000	$0.08	$0.04
Senior Management	9/12/2012	9/12/2012–9/11/2022	2,500,000	$0.00	1,875,000	—	—	—	625,000	—	1,250,000	$0.09	$0.04
Employees	6/11/2013	6/11/2013–6/10/2023	133,510,000	$0.00	129,390,000	—	4,957,500	—	32,040,000	—	92,392,500	$0.09	$0.08
Senior Management	6/11/2013	6/11/2013–6/10/2023	17,826,161	$0.00	17,826,161	—	—	—	4,456,538	—	13,369,623	$0.09	$0.08
					233,158,731	—	5,726,088	—	66,462,868	—	160,969,775

Awards of the RSUs issued to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date, respectively.

2014 Stock Option Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 12/31/13	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/14	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Yonggang Gao	6/12/2014	6/12/2014–6/11/2024	2,886,486	$0.08	—	2,886,486	—	—	—	—	2,886,486	—	$0.08
Employees	6/12/2014	6/12/2014–6/11/2024	26,584,250	$0.08	—	26,584,250	1,424,000	—	30,333	—	25,129,917	$0.10	$0.08
Carmen I-Hua Chang	11/17/2014	11/17/2014–11/16/2024	4,887,303	$0.11	—	4,887,303	—	—	—	—	4,887,303	—	$0.11
Senior Management	11/17/2014	11/17/2014–11/16/2024	11,758,249	$0.11	—	11,758,249	—	—	—	—	11,758,249	—	$0.11
Employees	11/17/2014	11/17/2014–11/16/2024	107,881,763	$0.11	—	107,881,763	1,944,900	—	—	—	105,936,863	—	$0.11
					—	153,998,051	3,368,900	—	30,333	—	150,598,818

Options to purchase Ordinary Shares issued to new employees and then-existing employees generally vest at a rate pursuant to which 25% of the shares shall vest on the first anniversary of the vesting commencement date, an additional 1/36 of the remaining shares shall vest monthly thereafter over 3 years of the vesting commencement date, respectively.

2014 Equity Incentive Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of RSUs Granted	Exercise Price Per Share (USD)	RSUs Outstanding as of 12/31/13	Additional RSUs Granted During Period	RSUs Lapsed During Period	RSUs Lapsed Due to Repurchase of Ordinary Shares During Period*	RSUs Exercised During Period	RSUs Cancelled During Period	RSUs Outstanding as of 12/31/14	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted (USD)
Yonggang Gao	11/17/2014	11/17/2014–11/16/2024	2,910,836	$0.00	—	2,910,836	—	—	—	—	2,910,836	—	$0.11
Senior Management	11/17/2014	11/17/2014–11/16/2024	2,476,456	$0.00	—	2,476,456	—	—	—	—	2,476,456	—	$0.11
Employees	11/17/2014	11/17/2014–11/16/2024	109,339,600	$0.00	—	109,339,600	1,639,000	—	—	—	107,700,600	—	$0.11
					—	114,726,892	1,639,000	—	—	—	113,087,892

Awards of the RSUs issued to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date, respectively.

CORPORATE GOVERNANCE REPORT

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

Corporate Governance Practices

The HKSE’s Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Hong Kong Stock Exchange Listing Rules contains code provisions (the “Code Provisions”) to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Company has adopted a set of Corporate Governance Policy (the “CG Policy”) since January 25, 2005 as its own code of corporate governance, which was amended from time to time to comply with the CG Code. The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions of the CG Code except for Code Provision E.1.3, which relates to the notice period of general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

During the year ended December 31, 2014, the Company was in compliance with all the Code Provisions set out in the CG Code except as explained below:

Code Provision A.4.2 of the CG Code requires that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after appointment. According to Article 126 of the Articles of Association of the Company, any Director appointed by the Board to fill a casual vacancy or as an addition to the existing Directors shall hold office only until the next following annual general meeting of the Company after appointment and shall then be eligible for re-election at that meeting. As such, Mr. Sean Maloney, who was appointed as an independent non-executive Director by the Directors on June 15, 2013 to fill the casual vacancy arising from the retirement of Mr. Tsuyoshi Kawanishi on June 13, 2013, and Mr. William Tudor Brown, who was appointed as an independent non-executive Director by the Directors on August 8, 2013 as an additional Director to the Board, retired and, being eligible, were re-elected at the annual general meeting of the Company held on June 27, 2014 (“2014 AGM”) rather than the extraordinary general meeting of the Company held on February 17, 2014 (the “2014 February EGM”) pursuant to the Articles of Association of the Company.

Code Provision A.6.7 of the CG Code requires that independent non-executive directors and other non- executive directors should attend general meetings and develop a balanced understanding of the views of shareholders. Mr. Sean Maloney, an independent non-executive Director, was not able to attend the 2014 February EGM due to his overseas engagements during the meeting time. Professor Lawrence Juen-Yee Lau, the then non-executive Director, was not able to attend the extraordinary general meeting of the Company held on November 5, 2014 (the “2014 November EGM”) due to his other engagements during the meeting time. Dr. Datong Chen, the alternate Director to Professor Lau, attended the 2014 November EGM on Professor Lau’s behalf. Mr. William Tudor Brown, an independent non-executive Director was not able to attend the 2014 November EGM due to his other engagements during the meeting time.

Save as the aforesaid and in the opinion of the Directors, the Company had complied with all Code Provisions set out in the CG Code during the year ended December 31, 2014.

Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Stock Exchange Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2014. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

The Board

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board, acting by itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of ten Directors and one alternate Director as of the date of this annual report. Directors may be elected to hold office until the expiration of their respective term upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of the Company. Each class of Directors (including all non-executive Directors) will serve a term of three years.

•                                The Class I Directors are Dr. Zhou Zixue, Dr. Tzu-Yin Chiu, Dr. Gao Yonggang and Mr. William Tudor Brown. All Class I Directors (except Dr. Zhou) were re-elected for a term of three years at the 2014 AGM to hold office until the 2017 AGM. Dr. Zhou, whose initial appointment as Director took effect from March 6, 2015, shall retire from office at the 2015 AGM pursuant to Article 126 of the Company’s Articles of Association. Dr. Zhou will, being eligible, offer himself for re-election as a Class I Director at the 2015 AGM to hold office until the 2017 AGM.

•                                The Class II Directors are Dr. Chen Shanzhi, Mr. Frank Meng, Mr. Lip-Bu Tan and Ms. Carmen I-Hua Chang. All Class II Directors (except Ms. Chang) were re-elected for a term of three years at the 2012 AGM to hold office until the 2015 AGM. Ms. Chang, whose initial appointment as Director took effect from September 1, 2014, shall retire from office at the 2015 AGM pursuant to Article 126 of the Company’s Articles of Association while all other Class II Directors shall retire from office at the 2015 AGM pursuant to Article 90 of the Company’s Articles of Association. Each Class II Director will, being eligible, offer himself/herself for re-election as a Class II Director at the 2015 AGM for a term of three years to hold office until the 2018 AGM.

•                                The Class III Directors are Mr. Zhou Jie and Mr. Sean Maloney. Mr. Zhou was re-elected for a term of three years at the 2013 AGM to hold office until the 2016 AGM. Mr. Maloney, whose initial appointment as Director took effect on June 15, 2013, retired from office and was re-elected as a Class III Director at the 2014 AGM pursuant to Article 126 of the Company’s Articles of Association to hold office until the 2016 AGM.

The following table sets forth the names, classes and categories of the Directors as at the date of this annual report:

Name of Director	Category of Director	Class of Director
Zhou Zixue	Chairman, Executive Director	Class I
Tzu-Yin Chiu	Chief Executive Officer, Executive Director	Class I
Gao Yonggang	Chief Financial Officer & Executive Director	Class I
William Tudor Brown	Independent Non-executive Director	Class I
Chen Shanzhi (Alternative Director: Li Yonghua)	Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Frank Meng	Independent Non-executive Director	Class II
Carmen I-Hua Chang	Independent Non-executive Director	Class II
Zhou Jie	Non-executive Director	Class III
Sean Maloney	Independent Non-executive Director	Class III

The Company confirms that each independent non-executive Director (“INED”) has given an annual confirmation of his independence to the Company, and the Company considers each of them independent under Rule 3.13 of the Hong Kong Stock Exchange Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

During the year ended December 31, 2014, the roles of the Chairman and the Chief Executive Officer are segregated and such roles are exercised by Mr. Zhang Wenyi as the Chairman and Dr. Tzu-Yin Chiu as the Chief Executive Officer, respectively.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. The minutes record the matters considered by the Board, the decisions reached, and any concerns raised or dissenting views expressed. Transactions in which Directors are considered to have a conflict of interest or material interests are dealt with by a physical board meeting rather than by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

The Chairman of the Board holds meetings with the non-executive Directors (including INEDs) without the other executive Directors present at least once a year.

Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties.

During the year ended December 31, 2014, the Board held a total of five (5) meetings. The attendance record is set out below:

Meeting Attendance
Executive Director
Zhang Wenyi (Chairman) (Resigned, effective from March 6, 2015)	5/5
Tzu-Yin Chiu	5/5
Gao Yonggang	5/5
Non-executive Director
Chen Shanzhi	5/5
Lawrence Juen-Yee Lau (Resigned, effective from December 31, 2014)	3/5 (Note 1)
Zhou Jie	5/5
Independent Non-executive Director
William Tudor Brown	3/5 (Note 2)
Sean Maloney	1/5 (Note 3)
Frank Meng	5/5
Lip-Bu Tan	5/5
Carmen I-Hua Chang	1/1 (Note 4)

Notes

(1)        Two of these five meetings were attended by Dr. Datong Chen, the alternate Director to Professor Lau.

(2)        One of these five meetings was attended by proxy.

(3)        One of these five meetings was attended by proxy.

(4)                                 During the year ended December 31, 2014, there was one Board meeting held after the appointment of Ms. Chang as Director on September 1, 2014.

Directors’ Training and Professional Development

All Directors should keep abreast of the responsibilities as a director, and of the conduct and business activities of the Company. The Company is responsible for arranging and funding suitable training for its Directors. Each new Director is provided with training with respect to such Director’s responsibilities under the Hong Kong Stock Exchange Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices. From time to time, the Company updates the Directors on the latest changes and development of the Hong Kong Stock Exchange Listing Rules, the corporate governance practices and other law and regulations applicable to the Company, and organizes in-house seminars on the latest development of regulatory requirements related to director’s duties and responsibilities.

During the year, all Directors have participated in continuous professional development. According to the records provided by the Directors, a summary of training they received for the year ended December 31, 2014 is as follows:

Attending briefing sessions and/or seminars
Executive Director
Zhang Wenyi (Chairman) (Resigned, effective from March 6, 2015)	✓
Tzu-Yin Chiu	✓
Gao Yonggang	✓
Non-executive Director
Chen Shanzhi	✓
Lawrence Juen-Yee Lau (Resigned, effective from December 31, 2014)	✓
Zhou Jie	✓
Independent Non-executive Director
William Tudor Brown	✓
Sean Maloney	✓
Frank Meng	✓
Lip-Bu Tan	✓
Carmen I-Hua Chang	✓
Alternate Director
Li Yonghua	✓
Datong Chen (Ceased to act as alternate Director, effective from December 31, 2014)	✓

Board Diversity Policy

The Board has adopted a Board Diversity Policy since August 8, 2013 to comply with a new Code Provision A.5.6           of the CG Code on board diversity which has become effective from September 1, 2013. The Nomination Committee of the Board will give consideration to that policy when identifying suitably qualified candidates to become members of the Board. Nonetheless, Board appointments will always be made on merit against objective criteria, taking into account factors based on the Company’s business model and specific needs from time to time, as well as the benefits of diversity on the Board, and the Board will review the Board Diversity Policy on a regular basis to ensure its effectiveness.

Procedure regarding the Appointment of Directors

The standard procedure regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board will consider, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholding in the Company; (iii) the independence of the nominee under United States and/or Hong Kong listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board will then decide whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of Directors as stipulated in the Articles of Association of the Company.

Board Committees

The Board has established the following principal committees to assist it in exercising its obligations. These committees consist of a majority of independent non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference. The updated terms of reference of the committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Compensation Committee

As of December 31, 2014, the members of the Company’s Compensation Committee (“Compensation Committee”) were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Sean Maloney and Mr. Zhou Jie. None of these members has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Compensation Committee include, among other things:

•                          approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•                          determining the compensation packages of executive Directors and making recommendations to the Board with respect to non-executive Director compensation, including equity-based compensation;

•                          administering and periodically reviewing and making recommendations to the Board regarding the long- term incentive compensation or equity plans made available to the Directors, employees and consultants;

•                          reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•                          ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

The Compensation Committee shall have the delegated authority to determine the remuneration packages of individual executive Directors and the Company’s executive officers/senior management, and make recommendations to the Board on the remuneration of non-executive Directors. During the year ended December 31, 2014, in addition to reviewing the remuneration of executive Directors and the members of the Company’s management, the Compensation Committee reviewed:

•                          the remuneration policy for employees for the year 2014;

•                          the profit-sharing and bonus policies and basis of calculation;

•                          the long term compensation strategy, including the granting of stock options and Restricted Share Units pursuant to the terms of the Option Plans;

•                          the attrition rate;

•                          the award documents for 2014 Stock Option Plan and 2014 Equity Incentive Plan; and

•                          the proposed compensation package of Ms. Carmen I-Hua Chang, a newly-appointed independent non- executive Director.

The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

During the year ended December 31, 2014, the Compensation Committee held a total of four (4) meetings. Details of Directors’ attendance at the Compensation Committee meetings are set forth below:

Meeting Attendance
Independent Non-executive Director
Lip-Bu Tan (Chairman)	4/4
Sean Maloney	2/4 (Note 1)
Non-executive Director
Zhou Jie	4/4

Note:

(1)                 One of these four meetings was attended by proxy.

Nomination Committee

As of December 31, 2014, the members of the Company’s Nomination Committee (“Nomination Committee”) were Mr. Zhang Wenyi (Chairman of Nomination Committee), Mr. Frank Meng and Mr. Lip-Bu Tan.

According to the Nomination Committee Charter as amended and adopted by the Board on August 8, 2013, the responsibilities of the Nomination Committee include:

•                          reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

•                          monitor the implementation of Board Diversity Policy (including any measurable objectives and the progress in achieving those objectives), and ensure that appropriate disclosures are made regarding board diversity in the Corporate Governance Report set out in the Company’s annual report;

•                          identifying individuals suitably qualified to become Board members and making recommendations to the Board on the selection of individuals nominated for directorships;

•                          assessing the independence of independent non-executive directors; and

•                          making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer.

The Nomination Committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to Board composition. The Company Secretary assists the chairman of the Nomination Committee in preparing the agenda for meetings and assists the Committee in complying with the relevant rules and regulations. The relevant papers for the Nomination Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Nomination Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Nomination Committee meeting, minutes are circulated to the Nomination Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Committee meeting. During the year ended December 31, 2014, the Nomination Committee:

•                          reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board;

•                          set criteria, searched and identified a suitable INED;

•                          evaluated the independence of the INED; and

•                          reviewed the re-election of Directors.

During the year ended December 31, 2014, the Nomination Committee held two (2) meetings. Details of Directors’ attendance at the Nomination Committee meetings are set forth below:

Meeting Attendance
Executive Director
Zhang Wenyi (Chairman) (Resigned, effective from March 6, 2015)	2/2
Independent Non-executive Director
Frank Meng	2/2
Lip-Bu Tan	2/2

Audit Committee

As of December 31, 2014, the members of the Company’s Audit Committee (“Audit Committee”) were Mr. Lip-Bu Tan (Chairman of Audit Committee), Mr. Frank Meng and Mr. Zhou Jie. None of these members has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as the Chairman of the Company’s Audit Committee. Mr. Tan currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general and in accordance with Section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

The responsibilities of the Audit Committee include, among other things:

•                          making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor;

•                          reviewing the experience, qualifications and performance of the senior members of the independent auditor team;

•                          pre-approving all non-audit services to be provided by the Company’s independent auditor;

•                          approving the remuneration and terms of engagement of the Company’s independent auditor;

•                          reviewing reports from the Company’s independent auditor regarding the independent auditor’s internal quality-control procedures; and any material issues raised in the most recent internal or peer review of such procedures, or in any inquiry, review or investigation by governmental, professional or other regulatory authority, respecting independent audits conducted by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between the Company and the independent auditor;

•                          pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team;

•                          reviewing the Company’s annual, interim and quarterly financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•                          reviewing the scope, planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below), the quality, adequacy and effectiveness of the Company’s internal controls (including financial, operational and compliance controls) and any significant deficiencies or material weaknesses in the design or operation of internal controls;

•                          considering the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

•                          reviewing the Company’s risk assessment and management policies;

•                          reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•                          establishing procedures for the treatment of complaints received by the Company regarding financial reporting, internal control or possible improprieties in other matters; and

•                          obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

During the year ended December 31, 2014, the Audit Committee reviewed:

•                          the Company’s budget for 2014;

•                          the financial reports for the year ended and as of December 31, 2013 and the six months ended and as of June 30, 2014;

•                          the quarterly financial statements, earnings releases and any updates thereto;

•                          the report and management letter submitted by the Company’s outside auditors summarizing the findings of and recommendations from their audit of the Company’s financial reports;

•                          the findings and recommendations of the Company’s outside auditors regarding the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•                          the effectiveness of the Company’s internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations;

•                          the findings of the Company’s compliance office, which ensures compliance with the CG Code and Insider Trading Policy;

•                          the reports of the Company’s ethics hotline;

•                          the change of the Company’s independent auditors;

•                          the report on share price performance and shareholders composition;

•                          the audit fees for the Company’s independent auditors; and

•                          the Company’s independent auditors’ engagement letters.

The Audit Committee reports its work, findings and recommendations to the Board regularly. In addition, the Audit Committee meets in person with the Company’s external auditor at least twice a year.

The Audit Committee meets in person at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for the year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after an Audit Committee meeting is held, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

During the year ended December 31, 2014, the Audit Committee held a total of four (4) meetings. Details of individual members’ attendance at the Audit Committee meetings are set forth below:

Meeting Attendance
Independent Non-executive Director
Lip-Bu Tan (Chairman)	4/4
Frank Meng	4/4
Non-executive Director
Zhou Jie	4/4

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s independent auditors the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions; (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company and the accounting and financial reporting systems. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Corporate Governance Functions

Pursuant to the Board Delegation Policy of the Company which came into effect on September 22, 2005 after approval by the Board and was subsequently updated by the Board on July 28, 2009, September 23, 2011 and March 23, 2012, respectively, the Board (or any of its committees) is responsible for performing the following corporate governance duties:

(a)                     to develop and review the Company’s policies and practices on corporate governance;

(b)                    to review and monitor the training and continuous professional development of Directors and senior management;

(c)                     to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)                    to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and

(e)                     to review the Company’s compliance with the code and disclosure in the Corporate Governance Report.

During the year ended December 31, 2014, the aforesaid corporate governance functions had been carried out by the Board pursuant to the Board Delegation Policy.

Auditors’ Remuneration

The following table sets forth the aggregate audit fees, Sarbanes-Oxley compliance testing fee, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal year ended December 31, 2014.

2014
US$’000
Audit Fees	1,568
Audit-Related Fees	—
Tax Fees	94
All Other Fees	—
Total	1,662

Internal Controls

In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act.  Pursuant to the Sarbanes-Oxley Act and the various rules and regulations adopted pursuant thereto or in conjunction therewith, the Company is required to perform, on an annual basis, an evaluation of the Company’s internal control over financial reporting and, beginning in fiscal year 2006, to include management’s assessment of the effectiveness of the Company’s internal control over financial reporting in the Company’s annual report on Form 20-F to be filed with the United States Securities and Exchange Commission.

The Board, through the Audit Committee which receives reports on at least a quarterly basis from the Company’s Internal Audit Department, is responsible to ensure that the Company maintains sound and effective internal controls. The Company’s system of internal control is designed to ensure the achievement of business objectives in operations, financial reporting integrity and compliance with applicable laws and regulations. The system of internal control is designed to manage, rather than completely eliminate, risks impacting the Company’s ability to achieve its business objectives. Accordingly, the system can only provide reasonable but not absolute assurance that the financial statements do not contain a material misstatement or loss.

With the assistance of the Company’s management team, the Board identifies, evaluates, and manages the significant risks faced by the Company. The Company implements the Board’s policies and procedures to mitigate such risks by (i) identifying and assessing the risks the Company faces and (ii) designing, operating and monitoring a system of internal controls to mitigate and control such risks. The Company has established an Internal Audit Department and the Risk Management Committee and other policies and procedures, for such purposes.

The Board, through the Audit Committee, has reviewed the effectiveness of the system of internal control of the Company and its subsidiaries and believes that the system of internal controls in place at December 31, 2014 and at the date of this annual report, was effective. The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by the independent accounting firm as stated in its report.

Internal Audit Department

Internal Audit Department works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management, control, and governance systems. On an annual basis, the risk-based audit plan is approved by the Audit Committee. Audit results are reported to the CEO and the Audit Committee every quarter and throughout the year.

Based on this annual audit plan, the Internal Audit Department audits the practices, procedures, expenditure and internal controls of the various departments in the Company. The scope of the audit includes:

•                              reviewing management’s control to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

•                              reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Company is in compliance;

•                              reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

•                              appraising the economy and efficiency with which resources are employed;

•                              identifying significant risks, including fraud risks, to the ability of the Company to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

•                              evaluating the effectiveness of controls supporting the operations of the Company and providing recommendations as to how those controls could be improved.

In addition, the Internal Audit Department audits areas of concern identified by senior management or conduct reviews and investigations on an ad hoc basis. In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Company’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Company will be notified of any deficiencies cited by the Internal Audit Department, which will follow up with the implementation of audit recommendations. In addition, the Internal Audit Department will report their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee. The Internal Audit Department may upon request meet privately with the Audit Committee, without the presence of members of the Company’s management or the independent accounting firm. The Internal Audit Department consists of members of the Company’s management team.

Company Secretary

Mr. Gareth Kung was appointed as the Company Secretary of the Company on August 23, 2012. The biographical details of Mr. Kung are set out on page 39 of this annual report.

The Company Secretary reports to the chairman of the Board and/or the chief executive of the Company. All Directors have access to the Company Secretary, who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. The Company Secretary continuously updates all Directors on the latest development of the Hong Kong Stock Exchange Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices.

Pursuant to Rule 3.29 of the Hong Kong Stock Exchange Listing Rules, Mr. Kung had taken no less than 15 hours of relevant professional training for the year ended December 31, 2014.

Shareholder Rights

The Company’s shareholders may put forth proposals at an annual general meeting of the Company’s shareholders by written notice of those proposals being submitted by shareholders, addressed to the Company Secretary at the principal executive offices of the Company.  In order for a shareholder to put a proposal before the Company’s shareholders, such shareholder must (a) be a member of record on both the date of giving of the notice by such shareholder and the record date for the determination of members entitled to vote at such meeting and (b) comply with the notice requirements, in each case, as specified in the Articles of Association.  The notice requirements include requirements regarding the timing of delivery of the notice as well as the contents of such notice.  The detailed procedures for the notice requirements vary depending on whether the proposal constitutes an ordinary resolution or a special resolution or whether the proposal relates to a nomination for election of a Director. The procedures for shareholders to propose a person for election as a Director is available on the Company’s website. The procedures for shareholders to put forward proposals at an annual general meeting are also available upon request from the Company Secretary at the Company’s Hong Kong office as stated below:

Semiconductor Manufacturing International Corporation

Suite 3003, 30th Floor, 9 Queen’s Road Central

Hong Kong

Enquiries may be submitted to the Board by contacting either the Company Secretary at the above address, or directly by questions at an annual general meeting or an extraordinary general meeting. Questions on the procedures for putting forward proposals at an annual general meeting may also be raised to the Company Secretary by the same means.

According to Article 61 of the Company’s Articles of Association, only the Board or the Chairman of the Board may, whenever they or he think fit to proceed, convene a general meeting of the Company. The ability of shareholders to call any general meeting of the Company is specifically denied.

Shareholder Communications

The Company and the Board recognizes the importance of maintaining open and frequent communications with its shareholders. At the annual general meeting of the Company, which was held on June 27, 2014 at the Company’s headquarters in Shanghai, China (“2014 AGM”), Directors, members of the management team, as well as the Company’s outside auditors, were present to answer questions from the shareholders. The 2015 AGM circular will be distributed to all shareholders within the prescribed time period required by the Hong Kong Stock Exchange Listing Rules. The circular and the accompanying materials set forth information relevant to the proposed resolutions. Separate resolutions are proposed at these annual general meetings on each substantially separate issue, including the re-election of individual Directors. The chairman of the meeting reveals how many proxies for and against have been filed in respect to each resolution. The poll results will be published in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

During the 2014 AGM, the Company’s shareholders:

•                              received and considered the audited consolidated financial statements and the reports of the Directors and Auditors of the Company for the year ended December 31, 2013;

•                              re-elected Mr. Zhang Wenyi, Dr. Tzu-yin Chiu, Dr. Gao Yonggang and Mr. William Tudor Brown as Class I Directors to hold office until 2017 AGM, re-elected Mr. Sean Maloney as Class III Director to hold office until 2016 AGM and authorized the Board to fix their remuneration;

•                              appointed PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively and authorized the Audit Committee of the Board to fix their remuneration;

•                              approved the general mandate to the Board to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding 20% of the issued share capital of the Company as at the date of 2014 AGM;

•                              approved the general mandate to the Board to repurchase shares of the Company, not exceeding 10% of the issued share capital of the Company as at the date of 2014 AGM;

•                              authorized the Board to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares repurchased by the Company.

During the year ended December 31, 2014, three (3) general meetings of the Company were held on February 17, 2014, June 27, 2014 and November 5, 2014, respectively.  The details of attendance of each Director are as follows:

Meeting Attendance
Executive Director
Zhang Wenyi (Chairman) (Resigned, effective from March 6, 2015)	3/3
Tzu-Yin Chiu	3/3
Gao Yonggang	3/3
Non-executive Director
Chen Shanzhi	3/3
Lawrence Juen-Yee Lau (Resigned, effective from December 31, 2014)	2/3
Zhou Jie	3/3
Independent Non-executive Director
William Tudor Brown	2/3
Sean Maloney	2/3
Frank Meng	3/3
Lip-Bu Tan	3/3
Carmen I-Hua Chang	1/1 (Note 1)

Note:

(1)                     During the year ended December 31, 2014, there was only one (1) general meeting held after the appointment of Ms. Carmen I-Hua Chang as Director on September 1, 2014.

A key element of effective communication with shareholders and investors is the timely dissemination of information relating to the Company. In addition to announcing annual and interim reports, the Company announces its quarterly financial results approximately one month after the end of each quarter. In connection with such announcements, the Company holds conference calls which are open and available to the Company’s shareholders. During these conference calls, the Chief Executive Officer and senior management report about the latest developments in the Company and answer questions from participants. The members of the Company’s Investor Relations Department and senior members of the Company’s management also hold regular meetings with equity research analysts and other institutional shareholders and investors.

A table setting forth information regarding the beneficial owners as of December 31, 2014 of the Ordinary Shares, who is known by the Company to beneficially own 5% or more of the Company’s outstanding shares, is contained on page 53.

The market capitalization of the Company as of December 31, 2014 was approximately HK$25,457,828,279 (issued share capital of 35,856,096,167 Ordinary Shares at the closing market price of HK$0.71 per Ordinary Share). The public float as of such date was approximately 70.18%.

The 2015 AGM is scheduled to be held at the Company’s headquarters at 18 Zhangjiang Road, PuDong New Area, Shanghai 201203, China on or around June 26, 2015. All shareholders of the Company are invited to attend.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Company’s Compliance Office, which will subsequently report such violation to the Audit Committee.

US Corporate Governance Practices

Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. Because the Company’s American Depositary Shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, the Company is also subject to certain U.S. corporate governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because the Company is a “foreign private issuer”, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to the Company. The Company is permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of certain of the corporate governance standards contained in the NYSE Standards..

Set forth below is a brief summary of the significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:

The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we have not established a nominating/corporate governance committee. Instead, our Board has established a nomination committee to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, make recommendations on any proposed changes to the Board to complement our corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of independent non-executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman of the Board and the Chief Executive Officer. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our Board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of audit committee members in accordance with Rule 10A-3 under the Exchange Act, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

We believe that the composition of our Board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. We disclose the amounts of compensation of our directors on a named basis, remuneration payable to members of the senior management by band, and the five highest individuals on an aggregate basis in our annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

SOCIAL RESPONSIBILITY

At SMIC, we truly live our corporate social responsibility (CSR). Near our production sites, we maintain residential campuses with comfortable housing for our employees and their families, first-rate schools for their children, and many convenient amenities. By living near our production sites and company schools, we all have powerful incentives to meet the highest standards for health, safety, environmental protection, business conduct, and regulatory compliance.  See our latest CSR Report at http://www.smics.com/eng/about/final_13_report.pdf.

Our CSR practices comply with all the laws where we operate and align with the leading international standards for our industry. These practices help us to reduce costs and risks, increase efficiency and integration, and improve employee morale and retention, all while benefiting our local communities and contributing to a cleaner and greener electronics industry supply chain. Visit our CSR Web page at www.smics.com/eng/about/csr.php. To help us preserve and develop our socially responsible culture, key managers serve on our CSR Committee to oversee our CSR program and reporting.

Our CSR practices have led to our ongoing inclusion in the Hang Seng Corporate Sustainability Index Series for maintaining a “high standard of performance in environmental, social, and corporate governance” areas. See www.hsi.com.hk. In 2014, we received the “Outstanding Corporate Social Responsibility Award” in the 3rd Corporate Social Responsibility Award hosted by Mirror Post for its excellence in corporate social responsibility. The selection process involved a number of strict criteria in “shareholder commitment, employee care, environmental protection, customer commitment, community ties and leadership skills” for the companies selected.

SMIC IN THE COMMUNITY

As the Group grows and prospers, so do the communities where we operate. We also serve them as neighbors through the scores of programs and activities held on our own campuses, and through charitable outreach to the larger community. For example, in 2014, we donated an additional 2 million RMB to our “SMIC Liver Transplant Program for Children” to fund liver transplants for impoverished children.  To date, we donated a grand total of 4 million RMB towards the program.  We also encourage individual efforts by our employees, who support local charities and churches, lecture at local universities, finance rural schools, provide disaster relief, and volunteer for projects throughout the region, focusing on community development and environmental preservation.

Support for Education

Our award-winning company schools serve our employees’ children at very low cost. They also provide a highly-affordable education for non-SMIC children who live in the communities where we operate. Together with our employees, we also support education in many other ways. For example, we have helped to finance dozens of schools in rural China and contributed accommodations, classrooms, volunteer teachers and staff, and other facilities to empower rural educators with modern teaching skills, methodologies, and know-how. On a continuous basis, we also provide school supplies to children of rural and migrant workers, and volunteer in a number of education programs throughout China.

Support for the Environment

SMIC is a conscientious steward of natural resources. This commitment to the environment is reflected in our environmental protection, safety, and health (“ESH”) policies and international standards certifications.  See our ESH Web page at www.smics.com/eng/about/esh.php.

SMIC first earned ISO 14001 certification in 2002. To retain this certification, we must maintain a world-class environmental management system that abides by a rigorous set of international standards. This management system helps us ensure responsible use of energy and materials through recycling, waste reduction, and pollution prevention.

For many years, SMIC has held QC 080000 certification, demonstrating our products and processes are free of environmentally hazardous substances, fulfilling customer requirements, the European Union’s Restriction of Hazardous Substances (RoHS) Directive and regulation concerning the Registration, Evaluation,Authorization and Restriction of Chemicals (REACH).

SMIC also established ISO 14064 carbon verification certification at all sites in 2010. We maintain systems to reduce our carbon footprint, including greenhouse gas emissions, and are prepared for increasingly stringent carbon emission controls and regulations.

In 2014, our CEO, Dr. TY Chiu, was awarded “SEMI Outstanding EHS Achievement Award — Inspired by Akira Inoue” by SEMI, a global industry association serving the nano- and microelectronic manufacturing supply chains. The award recognizes individuals in industry and academia who have made significant contributions by exercising leadership or demonstrating innovation in the development of processes, products or materials that reduce EHS impacts during semiconductor manufacturing.

We achieve environmental protection largely through:

•                       Expanding environmental protection projects, such as energy saving, and waste reduction;

•                       Promoting green products and supply chains while sorting and recycling waste products;

•                       Managing the transfer and safe handling of hazardous waste by qualified vendors;

•                       Controlling hazardous substances in our products and processes; and

•                       Monitoring environmental impact, including carbon verification, and publicizing the results.

Our ISO and other international standards certificates are available on our Web pages for ESH (link above) and for Quality and Reliability (www.smics.com/eng/about/quality_reliability.php).

EMPLOYEE WELL-BEING

At SMIC, we focus on quality control and product innovation while also preventing environmental pollution, conserving energy and natural resources, protecting our human resources, and preventing property loss. We strive to improve employee well-being, protect the environment, and raise ESH standards for our employees and our surrounding communities. Through continuous improvement, we aim to strengthen our environmental responsibility and operational risk management.

To achieve these goals, SMIC is committed to:

•                       Following ESH laws and international standards while fulfilling customer requirements;

•                       Making ESH goals a primary responsibility for every SMIC manager;

•                       Implementing site ESH management through employee ownership and teamwork;

•                       Pursuing a green supply chain and greener manufacturing processes; and

•                       Strengthening accident prevention as well as emergency response and recovery capabilities.

For more information, see our latest CSR report at the link above.

Employee Health & Safety

SMIC attained OHSAS 18001 (Occupational Health and Safety Assessment Series) certification in 2003. The OHSAS 18001 standard is a key component of our comprehensive health and safety management system and is based on international safety and health standards. With this certification, we have demonstrated our commitment to safety, risk management, and a healthier environment for our employees. Our safety management philosophy embraces accident prevention, frequent safety audits, safety education, engineering control, personal accountability, and enforcement. This safety management philosophy is implemented through:

•                       Mandatory, recurrent safety training for employees and vendors;

•                       Equipment and facilities compliance with domestic and international safety standards, such as those of Semiconductor Equipment and Materials International (SEMI), the National Fire Protection Association (NFPA), and Factory Mutual Research Corporation (FMRC);

•                       Maintenance of process standards;

•                       An Emergency Response Center to centralize response at each site, staffed 24 hours a day;

•                       Continuous monitoring of work area conditions via gas monitoring system and closed-circuit TV;

•                       Constant monitoring of airborne chemicals, air quality, radiation, noise, and drinking water;

•                       Regular occupational hazards examination by third-party professionals;

•                       Regular occupational health examinations;

•                       Regular emergency drills and routine emergency training and drills;

•                       Training in ergonomics; and

•                       An ESH rewards and discipline committee to reward or discipline employees and their managers for major ESH achievements or violations.

SMIC provides occupational health and hygiene management for the welfare of employees. In addition, SMIC provides on-site health monitoring and primary care services such as:

•                       A 24-hour, professionally staffed health clinic at each manufacturing site;

•                       Medical emergency response and disaster planning;

•                       Occupational physical examinations and record keeping;

•                       General physical examinations and record keeping; and

•                       Injury and illness case management.

For more information, visit our ESH Web page and our latest CSR report at the links above.

Employee Care

At SMIC, we enable better living and continuous self-improvement for our employees.  In addition to the housing and schooling described above, our employees and their families enjoy good health insurance as well as access to the professionally staffed health clinics located at our manufacturing sites, residential campuses, and schools. We also care for our employees through on-the-job training, subsidized university education, counseling services, social clubs and activities, and athletic and recreational facilities.

INDEPENDENT AUDITOR’S REPORT

To the shareholders of

Semiconductor Manufacturing International Corporation

(incorporated in Cayman Islands with limited liability)

We have audited the consolidated financial statements of Semiconductor Manufacturing International Corporation (the “Company”) and its subsidiaries (together, the “Group”) set out on pages 106 to 202, which comprise the consolidated statement of financial position as at December 31, 2014, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose.  We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers, 22/F, Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at December 31, 2014, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, March 30, 2015

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In USD’000, except share and per share data)

		For the year ended December 31,
	Notes	2014 USD’000		2013 USD’000		2012 USD’000
Revenue	5	1,969,966		2,068,964		1,701,598
Cost of sales		(1,486,514)		(1,630,528)		(1,352,835)
Gross profit		483,452		438,436		348,763
Research and development expenses, net		(189,733)		(145,314)		(193,569)
Sales and marketing expenses		(38,252)		(35,738)		(31,485)
General and administration expenses		(139,428)		(138,167)		(107,313)
Other operating income	7	14,206		67,870		19,117
Profit from operations		130,245		187,087		35,513
Interest income		14,230		5,888		5,390
Finance costs	8	(20,715)		(34,392)		(39,460)
Foreign exchange gains or losses		(5,993)		13,726		3,895
Other gains or losses	9	18,210		4,010		6,398
Share of profits of associates		2,073		2,278		1,703
Profit before tax		138,050		178,597		13,439
Income tax (expense) benefit	10	(11,789)		(4,130)		9,102
Profit for the year	11	126,261		174,467		22,541
Other comprehensive income (expense)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(324)		731		70
Total comprehensive income for the year		125,937		175,198		22,611
Profit (loss) for the year attributable to:
Owners of the Company		152,969		173,177		22,771
Non-controlling interests		(26,708)		1,290		(230)
		126,261		174,467		22,541
Total comprehensive income (expense) for the year attributable to:
Owners of the Company		152,645		173,908		22,841
Non-controlling interests		(26,708)		1,290		(230)
		125,937		175,198		22,611
Earnings per share
Basic	14	USD	0.00	USD	0.01	USD	0.00
Diluted	14	USD	0.00	USD	0.01	USD	0.00

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In USD’000, except share and per share data)

		12/31/14	12/31/13	12/31/12
	Notes	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	17	2,995,086	2,528,834	2,385,435
Prepaid land use right		135,331	136,725	73,962
Intangible assets	18	207,822	215,265	235,378
Investments in associates	20	57,631	29,200	21,636
Deferred tax assets	10	44,383	43,890	43,380
Other assets	22	30,867	6,237	43,382
Total non-current assets		3,471,120	2,960,151	2,803,173
Current assets
Inventories	23	316,041	286,251	295,728
Prepayment and prepaid operating expenses		40,628	43,945	46,986
Trade and other receivables	24	456,388	379,361	328,211
Other financial assets	21	644,071	240,311	18,730
Restricted cash	25	238,051	147,625	217,603
Cash and cash equivalent		603,036	462,483	358,490
		2,298,215	1,559,976	1,265,748
Assets classified as held-for-sale	16	44	3,265	4,239
Total current assets		2,298,259	1,563,241	1,269,987
Total assets		5,769,379	4,523,392	4,073,160

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In USD’000, except share and per share data)

	Notes	12/31/14 USD’000	12/31/13 USD’000	12/31/12 USD’000
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 35,856,096,167, 32,112,307,101 and 32,000,139,623 shares issued and outstanding at December 31, 2014, 2013 and 2012, respectively	26	14,342	12,845	12,800
Share premium	26	4,376,630	4,089,846	4,083,588
Reserves	27	98,333	74,940	46,148
Accumulated deficit	28	(1,540,890)	(1,693,859)	(1,867,036)
Equity attributable to owners of the Company		2,948,415	2,483,772	2,275,500
Non-controlling interests		359,307	109,410	952
Total equity		3,307,722	2,593,182	2,276,452
Non-current liabilities
Borrowings	29	256,200	600,975	528,612
Convertible bonds	30	379,394	180,563	—
Bonds payable	31	491,579	—	—
Deferred tax liabilities	10	69	167	440
Deferred government funding		184,174	209,968	150,347
Long-term financial liabilities		—	—	4,223
Other liabilities		—	—	5,000
Total non-current liabilities		1,311,416	991,673	688,622
Current liabilities
Trade and other payables	32	794,361	393,890	423,952
Borrowings	29	162,054	390,547	567,803
Deferred government funding		62,609	26,349	—
Accrued liabilities	33	131,114	127,593	84,611
Promissory notes	34	—	—	29,374
Other financial liabilities		—	—	25
Current tax liabilities	10	103	158	2,321
Total current liabilities		1,150,241	938,537	1,108,086
Total liabilities		2,461,657	1,930,210	1,796,708
Total equity and liabilities		5,769,379	4,523,392	4,073,160
Net current assets		1,148,018	624,704	161,901
Total assets less current liabilities		4,619,138	3,584,855	2,965,074

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In USD’000)

	Ordinary shares USD’000	Convertible Share capital USD’000	Share premium USD’000	Equity- settle employee benefits reserve USD’000	Foreign currency translation reserve USD’000	Convertible bonds equity reserve USD’000	Accumulated deficit USD’000	Attributable to owners of the Company USD’000	Non- controlling interest USD’000	Total Equity USD’000
	(Note 26)	(Note 26)	(Note 26)	(Note 27)	(Note 27)	(Note 27)	(Note 28)
Balance at January 1, 2012	10,995	178	4,082,135	37,469	3,846	—	(1,889,807)	2,244,816	1,182	2,245,998
Profit for the year	—	—	—	—	—	—	22,771	22,771	(230)	22,541
Other comprehensive income for the year	—	—	—	—	70	—	—	70	—	70
Total comprehensive income for the year	—	—	—	—	70	—	22,771	22,841	(230)	22,611
Exercise of stock options	23	—	3,057	(2,411)	—	—	—	669	—	669
Exercise of convertible preference shares and warrants	1,782	(178)	(1,604)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	—	7,174	—	7,174
Subtotal	1,805	(178)	1,453	4,763	—	—	—	7,843	—	7,843
Balance at December 31, 2012	12,800	—	4,083,588	42,232	3,916	—	(1,867,036)	2,275,500	952	2,276,452
Profit for the year	—	—	—	—	—	—	173,177	173,177	1,290	174,467
Other comprehensive income for the year	—	—	—	—	731	—	—	731	—	731
Total comprehensive income for the year	—	—	—	—	731	—	173,177	173,908	1,290	175,198
Exercise of stock options	45	—	6,641	(3,457)	—	—	—	3,229	—	3,229
Share-based compensation	—	—	—	16,402	—	—	—	16,402	—	16,402
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	108,000	108,000
Purchased additional shares of subsidiaries	—	—	(383)	—	—	—	—	(383)	(178)	(561)
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	(94)	—	—	(94)	(654)	(748)
Recognition of equity component of convertible bonds	—	—	—	—	—	15,210	—	15,210	—	15,210
Subtotal	45	—	6,258	12,945	(94)	15,210	—	34,364	107,168	141,532
Balance at December 31, 2013	12,845	—	4,089,846	55,177	4,553	15,210	(1,693,859)	2,483,772	109,410	2,593,182
Profit for the year	—	—	—	—	—	—	152,969	152,969	(26,708)	126,261
Other comprehensive income for the year	—	—	—	—	(324)	—	—	(324)	—	(324)
Total comprehensive income for the year	—	—	—	—	(324)	—	152,969	152,645	(26,708)	125,937
Issuance of ordinary shares	1,411	—	268,362	—	—	—	—	269,773	—	269,773
Exercise of stock options	86	—	18,422	(9,025)	—	—	—	9,483	—	9,483
Share-based compensation	—	—	—	18,388	—	—	—	18,388	—	18,388
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	276,605	276,605
Recognition of equity component of convertible bonds	—	—	—	—	—	14,354	—	14,354	—	14,354
Subtotal	1,497	—	286,784	9,363	—	14,354	—	311,998	276,605	588,603
Balance at December 31, 2014	14,342	—	4,376,630	64,540	4,229	29,564	(1,540,890)	2,948,415	359,307	3,307,722

CONSOLIDATED STATEMENT OF CASH FLOWS

(In USD’000)

	For the year ended December 31,
	2014 USD’000	2013 USD’000	2012 USD’000
Profit for the year	126,261	174,467	22,541
Adjustments for:
Income tax expense (benefit)	11,789	4,130	(9,102)
Amortization of intangible assets and land use right	43,102	44,987	35,076
Depreciation of property, plant and equipment	506,366	501,923	531,823
Impairment loss of available-for-sale equipment	—	279	—
Expense recognized in respect of equity-settled share- based payments	18,388	16,402	7,174
Finance costs	20,715	34,392	39,460
Gain on disposal of property, plant and equipment	(13,904)	(33,996)	(19,325)
Gain on disposal of subsidiaries	—	(28,304)	—
Loss (gain) on deconsolidation of subsidiaries	208	(5,419)	—
Interest income recognized in profit or loss	(14,230)	(5,888)	(5,390)
Bad debt allowance on trade receivables	1,616	617	4,615
Impairment loss (reversed) recognized on inventory	29,577	(141)	4,851
Net (gain) loss arising on financial assets at fair value through profit or loss	(8,649)	76	861
Net gain arising on financial liabilities at fair value through profit or loss	—	(25)	(1,659)
Reversal of bad debt allowance on trade receivables	(59)	(1,213)	(2,095)
Share of profit of associates	(2,073)	(2,278)	(1,703)
Other non-cash expense	(769)	(413)	635
	718,338	699,596	607,762
Operating cash flows before movements in working capital:
Increase in trade and other receivables	(89,232)	(33,375)	(112,410)
(Increase) decrease in inventories	(59,367)	8,595	(93,270)
Increase in restricted cash relating to operating activities	(41,637)	(5,944)	(15,406)
Decrease in prepaid operating expenses	1,129	2,129	7,791
(Increase) decrease in other assets	(1,731)	619	(937)
Increase (decrease) in trade and other payables	79,340	(24,311)	22,942
Increase in deferred government funding	8,268	85,972	25,010
(Decrease) increase in accrued liabilities	(3,768)	42,264	36,951
Cash generated from operations	611,340	775,545	478,433
Interest paid	(16,087)	(43,239)	(47,532)
Interest received	14,239	6,770	5,390
Income taxes paid	(1,390)	(1,060)	(1,125)
Net cash from operating activities	608,102	738,016	435,166

(In USD’000)

	For the year ended December 31,
	2014 USD’000	2013 USD’000	2012 USD’000
Investing activities
Payments to acquire financial assets	(1,997,624)	(258,102)	(43,638)
Proceeds on sale of financial assets	1,602,513	39,245	26,019
Payments for property, plant and equipment	(653,134)	(650,160)	(400,291)
Proceeds from disposal of property, plant and equipment	52,911	61,099	37,288
Payments for intangible assets	(49,285)	(45,425)	(76,366)
Payments for land use rights	(1,123)	(76,032)	—
Payments to acquire long-term investment	(49,034)	(562)	—
Change in restricted cash relating to investing activities	(48,411)	71,933	(65,289)
Net cash inflow from disposal of subsidiaries	—	57,743	—
Net cash outflow from deconsolidation of subsidiaries	(936)	(6,799)	—
Others	—	(407)	—
Net cash used in investing activities	(1,144,123)	(807,467)	(522,277)
Financing activities
Proceeds from borrowings	376,554	905,127	1,541,480
Repayment of borrowings	(952,383)	(1,008,698)	(1,328,048)
Proceeds from issuance of new shares	270,180	—	—
Proceeds from issuance of convertible bonds	203,763	195,800	—
Proceeds from issuance of corporate bonds	492,315	—	—
Proceeds from exercise of employee stock options	9,483	3,229	669
Repayment of promissory notes	—	(30,000)	(30,000)
Proceeds from non-controlling interest — capital contribution	276,771	108,000	—
Net cash from financing activities	676,683	173,458	184,101
Net increase in cash and cash equivalent	140,662	104,007	96,990
Cash and cash equivalent at the beginning of the year	462,483	358,490	261,615
Effects of exchange rate changes on the balance of cash held in foreign currencies	(109)	(14)	(115)
Cash and cash equivalent at the end of the year	603,036	462,483	358,490

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.             General information

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Group”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 19.

2.             Application of new and revised International Financial Reporting Standards (IFRSs)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements

In the current year, the Group has applied a number of new and revised IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2014.

Amendment to IAS 32, ‘Financial instruments: Presentation’ on offsetting financial assets and financial liabilities

This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the Group’s financial statements.

Amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets

This amendment removed certain disclosures of the recoverable amount of cash-generating units (“CGUs”) which had been included in IAS 36 by the issue of IFRS 13. It also enhanced the disclosures of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

Amendment to IAS 39, ‘Financial instruments: Recognition and measurement’ on the novation of derivatives and the continuation of hedge accounting

This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The Group does not apply hedge accounting and there has been no significant impact on its financial statements as a result.

Amendments to IFRS 10, 12 and IAS 27: “Consolidation for investment entities”

These amendments mean that many funds and similar entities will be exempt from consolidating most of their subsidiaries. Instead, they will measure them at fair value through profit or loss. The amendments give an exception to entities that meet an ‘investment entity’ definition and which display particular characteristics. Changes have also been made to IFRS 12 to introduce disclosures that an investment entity needs to make.

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements (continued)

IFRIC 21, ‘Levies’

The interpretation sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provision’. It addresses what the obligating event is that gives rise to the payment a levy and when a liability should be recognized. The Group is not currently subjected to significant levies so the impact on the Group is not significant.

New Hong Kong Companies Ordinance (Cap. 622)

In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation as from the Group’s first financial year commencing on or after March 3, 2014 in accordance with section 358 of that Ordinance. The Group is in the process of making an assessment of expected impact of the changes in the Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9 of the new Hong Kong Companies Ordinance (Cap. 622). So far it has concluded that the impact is unlikely to be significant and only the presentation and the disclosure of information in the consolidated financial statements will be affected.

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2014 are not material to the Group.

New or revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[1]
IFRS 9	Financial Instruments[2]
IFRS 15	Revenue from contracts with customers[5]
Amendments to IFRS 11	Accounting for acquisitions of interests in joint operations[4]
Amendments to IFRS 10, 12 and IAS 28	Investment entities: applying the consolidation exception[4]
Amendments to IAS 1	Disclosure initiative[4]
Amendments to IAS 16 and IAS 38	Clarification of acceptable methods of depreciation and amortization[4]
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture[4]
Amendments to IAS 27	Equity method in separate financial statements[4]
Amendments to IFRSs	Annual Improvements to IFRSs 2010–2012 Cycle[3]
Amendments to IFRSs	Annual Improvements to IFRSs 2011–2013 Cycle[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2012–2014 Cycle[4]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

1.                                                      Effective for annual periods beginning on or after July 1, 2014

2.                                                      Effective for annual periods beginning on or after July 1, 2018

3.                                                      Effective for annual periods beginning on or after July 1, 2014, with limited exceptions

4.                                                      Effective for annual periods beginning on or after January 1, 2016

5.                                                      Effective for annual periods beginning on or after January 1, 2017

IAS 19, ‘Defined benefit plans: employee contributions’

This narrow scope amendment applies to contributions from employees or third parties to defined benefit plans. The amendment distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The amendment allows contributions that are linked to service, and do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Contributions that are linked to service, and vary according to the length of employee service, must be spread over the service period using the same attribution method that is applied to the benefits.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities

The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (‘OCI’) and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes.

Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group is yet to assess IFRS 9’s full impact.

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

IFRS 15, ‘Revenue from contracts with customers’

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Group is assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Amendment to IFRS 11 on accounting for acquisitions of interests in joint operations

The amendment requires an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a ‘business’ (as defined in IFRS 3, Business combinations. Specifically, an investor will need to:

•                                          measure identifiable assets and liabilities at fair value;

•                                          expense acquisition-related costs;

•                                          recognize deferred tax; and

•                                          recognize the residual as goodwill.

All other principles of business combination accounting apply unless they conflict with IFRS 11.

The amendment is applicable to both the acquisition of the initial interest and a further interest in a joint operation. The previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation with joint control maintained.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

Amendments to IFRS 10, IFRS 12 and IAS 28 on investment entities: applying the consolidation exception

The amendments clarify the application of the consolidation exception for investment entities and their subsidiaries.

The amendments to IFRS 10 clarify that the exception from preparing consolidated financial statements is available to intermediate parent entities which are subsidiaries of investment entities. The exception is available when the investment entity parent measures its subsidiaries at fair value. The intermediate parent would also need to meet the other criteria for exception listed in IFRS 10.

The amendments also clarify that an investment entity should consolidate a subsidiary which is not an investment entity and which provides services in support of the investment entity’s investment activities, such that it acts as an extension of the investment entity. However, the amendments also confirm that if the subsidiary is itself an investment entity, the investment entity parent should measure its investment in the subsidiary at fair value through profit or loss. This approach is required regardless of whether the subsidiary provides investment-related services to the parent or to third parties.

The amendments to IAS 28 allow an entity which is not an investment entity, but has an interest in an associate or a joint venture which is an investment entity, a relief to retain the fair value measurement applied by the investment entity associate or joint venture, or to unwind the fair value measurement and instead perform a consolidation at the level of the investment entity associate or joint venture for their subsidiaries when applying the equity method.

Amendments to IAS 1 for the disclosure initiative

The amendments clarify guidance in IAS 1 on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. Although the amendments do not require specific changes, they clarify a number of presentation issues and highlight that preparers are permitted to tailor the format and presentation of the financial statements to their circumstances and the needs of users.

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 16 and IAS 38 on clarification of acceptable methods of depreciation and amortization

The amendments clarify when a method of depreciation or amortization based on revenue may be appropriate. The amendment to IAS 16 clarifies that depreciation of an item of property, plant and equipment based on revenue generated by using the asset is not appropriate.

The amendment to IAS 38 establishes a rebuttable presumption that amortization of an intangible asset based on revenue generated by using the asset is inappropriate. The presumption may only be rebutted in certain limited circumstances:

•                  where the intangible asset is expressed as a measure of revenue; or

•                  where it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.

Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture

The amendments address an inconsistency between IFRS 10 and IAS 28 in the sale and contribution of assets between an investor and its associate or joint venture.

A full gain or loss is recognized when a transaction involves a business. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary.

Amendment to IAS 27 on equity method in separate financial statements

The amendment allows entities to use equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

Annual Improvements to IFRSs 2010–2012 Cycle

The Annual Improvements to IFRSs 2010–2012 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 2 (i) clarify the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that an obligation to pay contingent consideration which meets the definition of a financial instrument is classified as a financial liability or as equity. All non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date, with changes in fair value recognized in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Annual Improvements to IFRSs 2010–2012 Cycle (continued)

The amendments to IFRS 8 (i) require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/ amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010-2012 Cycle will have a material effect on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2011–2013 Cycle

The Annual Improvements to IFRSs 2011–2013 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Annual Improvements to IFRSs 2011–2013 Cycle (continued)

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a)         the property meets the definition of investment property in terms of IAS 40; and

(b)        the transaction meets the definition of a business combination under IFRS 3.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2011–2013 Cycle will have a material effect on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2012–2014 Cycle

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarized below:

•                  IFRS 5, ‘Non-current assets held for sale and discontinued operations’

It clarifies that when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’, or vice versa, this does not constitute a change to a plan of sale or distribution, and does not have to be accounted for as such. This means that the asset (or disposal group) does not need to be reinstated in the financial statements as if it had never been classified as ‘held for sale’ or ‘held for distribution’ simply because the manner of disposal has changed. It also explains that the guidance on changes in a plan of sale should be applied to an asset (or disposal group) which ceases to be held for distribution but is not classified as ‘held for sale’.

•                  IFRS 7, ‘Financial instruments: Disclosures’

There are two amendments:

i)                 Service contracts

If an entity transfers a financial asset to a third party under conditions which allow the transferor to derecognize the asset, IFRS 7 requires disclosure of all types of continuing involvement that the entity might still have in the transferred assets. It provides guidance about what is meant by continuing involvement.

There is a consequential amendment to IFRS 1 to give the same relief to first time adopters.

ii)              Interim financial statements

It clarifies the additional disclosure required by the amendments to IFRS 7, ‘Disclosure — offsetting financial assets and financial liabilities’ is not specifically required for all interim periods, unless required by IAS 34.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Annual Improvements to IFRSs 2012–2014 Cycle (continued)

•                  IAS 19, ‘Employee benefits’

It clarifies when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important, not the country where they arise. The assessment of whether there is a deep market in high-quality corporate bonds is based on corporate bonds in that currency, not corporate bonds in a particular country. Similarly, where there is no deep market in high-quality corporate bonds in that currency, government bonds in the relevant currency should be used.

•                  IAS 34, ‘Interim financial reporting’

It clarifies what is meant by the reference in the standard to ‘information disclosed elsewhere in the interim financial report’. It also amends IAS 34 to require a cross-reference from the interim financial statements to the location of that information.

3.             Significant accounting policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS issued by the IASB. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as explained in the accounting policies set out below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except when otherwise indicated.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

3.             Significant accounting policies (continued)

Basis of preparation (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•                  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•                  Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•                  Level 3 inputs are unobservable inputs for the asset or liability

The principal accounting policies are set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities (including structured entities) controlled by the Group. Control is achieved when the Group:

•                  has power over the investee;

•                  is exposed, or has rights, to variable returns from its involvement with the investee; and

•                  has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•                  the size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•                  potential voting rights held by the Group, other vote holders or other parties;

•                  rights arising from other contractual arrangements; and

•                  any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non- controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

3.             Significant accounting policies (continued)

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associates. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Investments in associates (continued)

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. The difference between the recoverable amount and the carrying amount is recognized as impairment loss in the profit or loss. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

3.             Significant accounting policies (continued)

Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs of disposal.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

The Group manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Group also sells certain semiconductor standard products to customers.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•                  the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•                  the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                  the amount of revenue can be measured reliably;

•                  it is probable that the economic benefits associated with the transaction will flow to the Group; and

•                  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Customers have the right of return within one year pursuant to warranty provisions. The Group typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Group estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Gain on sale of real estate property

Gain from sales of real estate property is recognized when all the following conditions are satisfied: 1) sales contract executed, 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution, 3) and the respective properties have been delivered to the buyers.

Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Foreign currencies

The United States dollar (“US dollar”), the currency in which a significant portion of the Group’s transactions are denominated, is used as the functional and reporting currency of the Group.

In preparing the financial statements of each individual group entity transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into United States dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

3.             Significant accounting policies (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government funding

Government funding is not recognized in profit or loss until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the funding will be received.

Government funding relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government funding relating to property, plant and equipment, whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets, are recognized as deferred income in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government funding that is receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related cost are recognized in profit or loss in the period in which they become receivable.

Retirement benefits

The Group’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Group is required to make contributions to the state-managed retirement plan at a main rate equal to 20% to 21% of the monthly basic salary of current employees. The Group has no further payment obligations once the contributions have been paid. The costs are recognized in profit or loss when incurred.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 35.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Share-based payment arrangements (continued)

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve. When share options are exercised, the amount previously recognized in the reserve will be transferred to share premium.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

3.             Significant accounting policies (continued)

Taxation (continued)

Deferred tax (continued)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax are recognized in profit or loss.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their costs, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long- term construction projects if the recognition criteria are met.

The Group constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such plant and equipment are capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

An item at property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight-line method. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Property, plant and equipment (continued)

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5–10 years
Office equipment	3–5 years

Prepaid land use right

Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to profit or loss ratably over the term of the land use agreements which range from 50 to 70 years.

Intangible assets

Acquired intangible assets which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash- generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

3.             Significant accounting policies (continued)

Impairment of tangible and intangible assets other than goodwill (continued)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subjected to an insignificant risk of changes in value, with original maturities of three months or less.

Restricted cash

Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government funding for certain research and development projects. Changes of restricted cash pledged against letter of credit and short-term credit facilities and changes of restricted cash paid for property, plant and equipment are presented as investing activity in consolidated statements of cash flows. Changes of restricted cash of unused government funding for expensed research and development activities are presented as operating activity in consolidated statements of cash flows.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities other than financial assets and financial liabilities at fair value through profit or loss are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”) and ‘available-for-sale’ (“AFS”) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

3.             Significant accounting policies (continued)

Financial assets (continued)

Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading.

A financial asset is classified as held for trading if:

•                  it has been acquired principally for the purpose of selling in the near term; or

•                  it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•                  it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL (including foreign currency forward contracts and financial products sold by banks) are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item.

Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

AFS financial assets are initially recognized at fair value plus transaction costs and subsequently carried at fair value, with changes in fair value recognized in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as “other gains and losses”.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of “other income”.

Dividends on AFS equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established.

The Group has AFS equity investments totaled at US$15.1 million, US$1.3 million and US$3.8 million as of December 31, 2014, 2013 and 2012, respectively. For the US$13.8 million AFS equity investment acquired in December 2014, the Group considers that the purchase price in December 2014 still represents the best estimated fair value of the equity interest. For the remaining parts of the AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and therefore has been measured at cost less any identified impairment losses at the end of each reporting period. The AFS equity investment is recorded in other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Financial assets (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including trade and other receivables, and cash and bank balances and restricted cash are measured at amortized cost using the effective interest method, less any impairment loss.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For all other financial assets, objective evidence of impairment could include:

•                  significant financial difficulty of the issuer or counterparty; or

•                  breach of contract, such as a default or delinquency in interest or principal payments; or

•                  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For assets classified as available for sale, it is assessed at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

3.             Significant accounting policies (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For debt securities, if any such evidence exists the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of profit or loss.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated statement of profit or loss on equity instruments are not reversed through the consolidated statement of profit or loss.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Convertible Bonds

The component parts of the convertible bonds issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

The Group assesses if the embedded derivatives in respect of the early redemption features are deemed to be clearly and closely related to the host debt contract. Embedded derivatives need not be separated if they are regarded as closely related to its host contract. If they are not, they would be separately accounted for.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest method.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

3.             Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Financial liabilities (continued)

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL (including foreign currency forward contracts) when the financial liability is held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item. Fair value is determined in the manner described in Note 36.

Other financial liabilities

Other financial liabilities (including borrowings, trade and other payables, promissory notes, long-term financial liabilities and bonds payable) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of aIIocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or (where appropriate) shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in Note 36.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.             Critical accounting judgments and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are described in Note 3, the Group is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”. The Group estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, the Group records a write-down to cost of sales for the difference between the carrying cost and NRV.

Long-lived assets

The Group assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that the Group considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model.

4.             Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Long-lived assets (continued)

The Group makes subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. The Group measures the recoverability of assets that will continue to be used in the Group’s operations by comparing the carrying value of CGU to the Group’s estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate and sales margin used for extrapolation purposes.

In order to remain technologically competitive in the semiconductor industry, the Group has entered into technology transfer and technology license arrangements with third parties in an attempt to advance the Group’s process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. The Group routinely reviews the remaining estimated useful lives of these intangible assets and deferred costs. The Group also evaluates these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, the Group will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

Share-based Compensation Expense

The fair value of options and shares issued pursuant to the Group’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Group estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Group uses projected volatility rates based upon the Group’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Group’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.             Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Group companies.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

As at December 31, 2014, a deferred tax asset of US$0.5 million (December 31, 2013: nil and December 31, 2012: US$0.4 million) in relation to unused tax losses recognized in the Group’s consolidated statement of financial position. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. Further details on taxes are disclosed in Note 10.

Fair value of financial instruments

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group engages third party qualified valuers to perform the valuation.

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Notes 36 provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various assets and liabilities.

4.             Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Impairment of trade and other receivable

The Group assesses at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired. To determine whether there is objective evidence of impairment, the Group considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of the Group’s trade and other receivable at the end of the reporting period is disclosed in Note 24.

5.             Segment information

The Group is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about resources allocation and assessing performance of the Group. The Group operates in one segment. The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income.

The Group operates in three principal geographical areas — United States, Europe, and Asia Pacific. The Group’s operating revenue from customers, based on the location of their headquarters, is detailed below.

	Revenue from external customers
	year ended 12/31/14	year ended 12/31/13	year ended 12/31/12
	USD’000	USD’000	USD’000
United States	855,792	1,002,699	940,369
Mainland China and Hong Kong	852,204	836,771	577,591
Eurasia*	261,970	229,494	183,638
	1,969,966	2,068,964	1,701,598

*                   Not including Mainland China and Hong Kong

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                     Segment information (continued)

The Group’s business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. The Group will continue to incur capital expenditures and depreciation expenses as it equips and ramps-up additional fabs and expand its capacity at the existing fabs. The following table summarizes property, plant and equipment of the Group by geographical location.

	Property, plant and equipment
	year ended	year ended	year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
United States	124	33	55
Europe	4	4	—
Taiwan	9	14	19
Hong Kong	3,240	3,440	3,640
Mainland China	2,991,709	2,525,343	2,381,721
	2,995,086	2,528,834	2,385,435

6.                     Significant customers

The following table summarizes net revenue or gross accounts receivable for customers which accounted for 10% or more of net revenue and gross accounts receivable:

	Net revenue			Gross accounts receivable
	Year ended December 31,			December 31,
	2014	2013	2012	2014	2013	2012
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Customer A	483,430	473,699	282,946	107,475	109,778	57,865
Customer B	177,878	270,230	383,626	23,831	19,619	43,246
Customer A	25%	23%	17%	25%	31%	18%
Customer B	9%	13%	23%	6%	6%	13%

7.                     Other operating income (expense)

	year ended	year ended	year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Gain on disposal of property, plant and equipment and assets classified as held-for-sale	13,904	33,996	19,325
Gain on disposal of subsidiaries (Note 7.1)	—	28,304	—
(Loss) gain on deconsolidation of subsidiaries (Note 7.2)	(208)	5,419	—
Others	510	151	(208)
	14,206	67,870	19,117

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2014, 2013 and 2012 was primarily from the sales of the staff living quarters in Shanghai and Beijing to employees.

7.                     Other operating income (expense) (continued)

7.1             Disposal of subsidiaries

The gain on disposal of subsidiaries for the year ended December 31, 2013 arose from disposal of the Group’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”). In May 2013, the Group entered into a sale agreement to dispose of its 100% equity interest in WHDM. The disposal was completed on May 23, 2013, on that date the Group lost control of WHDM. The amount of the consideration was US$60.4 million and the Group recorded a gain of US$28.3 million (details refer to below). The consideration was fully settled by the buyer on July 26, 2013. WHDM was mainly engaged in the construction, operation and management  of  the Group’s living quarters and schools in Wuhan, which was not the major line of business of the Group and therefore, the disposal of WHDM was not classified as a discontinued operation.

Year ended
12/31/13
USD’000
Analysis of asset and liabilities over which control was lost
Total assets	39,039
Total liabilities	(38,853)
Net assets disposed of	186
Gain on disposal of subsidiaries
Amount of the total consideration	60,408
Due from WHDM	(31,196)
Business tax incurred in relation to the disposal	(722)
Net assets disposed of	(186)
Gain on disposal	28,304
Proceeds from disposal of subsidiaries
Amount of the total consideration	60,408
Bank balances and cash disposal of	(1,565)
Payment of business tax in relation to the disposal	(722)
Effect of the exchange rate changes on the consideration	(378)
Net cash flow arising on disposal	57,743
Cash flows from WHDM
Net cash outflows from operating activities	(268)
Net cash flows from investing activities	25,580
Net cash outflows from financing activities	(26,162)
Net cash outflows	(850)

7.2             Disposal of subsidiaries due to loss of control

The gain on disposal of subsidiaries due to lost of control for the year ended December 31, 2013 arose from deconsolidation of Brite Semiconductor Corporation and its subsidiaries (“Brite”) on December 30, 2013. The gain at the date of deconsolidation of Brite was US$5.4 million. The deconsolidation has no material impact on the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.                     Finance costs

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings
— wholly repayable within five years	19,245	45,924	54,712
— not wholly repayable within five years	—	1,440	—
Interest on convertible bonds	9,614	1,173	—
Interest on corporate bonds	5,554	—	—
Accretion of interest to preferred shareholders of a subsidiary	—	1,683	1,206
Total interest expense for financial liabilities not classified as at FVTPL	34,413	50,220	55,918
Less: amounts capitalized	13,698	15,828	16,458
	20,715	34,392	39,460

The weighted average effective interest rate on funds borrowed generally is 2.91% per annum (2013: 4.42% per annum and 2012: 4.97% per annum).

9.                     Other gains and losses

For the year ended December 31, 2014, other gains or losses were US$18.2 million (2013: US$4.0 million and 2012: US$6.4 million), within which the changes of fair value of the financial products were US$14.5 million (2013: US$0.4 million and 2012: US$0.3 million).

10.              Income taxes

Income tax recognized in profit or loss

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Current tax-Enterprise Income Tax	1,226	957	1,071
Deferred tax	(591)	(783)	(12,486)
Current tax-Land Appreciation Tax	11,154	3,956	2,313
Total income tax expense (benefit) raised in the current year	11,789	4,130	(9,102)

10.              Income taxes (continued)

Income tax recognized in profit or loss (continued)

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Year ended 12/31/14	Year ended 12/31/13	Year ended 12/31/12
	USD’000	USD’000	USD’000
Profit before tax	138,050	178,597	13,439
Income tax expense calculated at 15% (2013: 15% and 2012: 15%)	20,708	26,790	2,016
Effect of expenses not deductible for tax purpose	—	1,247	—
Effect of tax holiday and tax concession	(12,032)	(3,045)	(3,045)
Tax losses for which no deferred tax assets were recognized	20,134	—	—
Utilization of previously unrecognized tax losses and temporary differences	(32,818)	(23,042)	(10,316)
Effect of different tax rates of subsidiaries operating in other jurisdictions	6,387	(641)	(1,087)
Others	(71)	(578)	1,364
Land Appreciation Tax (after tax)	9,481	3,399	1,966
Income tax expense (benefit)	11,789	4,130	(9,102)

The tax rate used for the 2014, 2013 and 2012 reconciliation above is the corporate tax rate of 15% payable by most of the Group’s entities in Mainland China under tax law in that jurisdiction.

Current tax liabilities

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable — Land Appreciation Tax	—	73	2,313
Income tax payable — Others	103	85	8
	103	158	2,321

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.              Income taxes (continued)

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Deferred tax assets	44,383	43,890	43,380
Deferred tax liabilities	(69)	(167)	(440)
	44,314	43,723	42,940

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Deferred tax assets
Allowances and reserves	—	—	3,829
Net operating loss carry forwards	524	—	372
Property plant and equipment	43,859	43,890	38,955
Accrued expenses	—	—	224
Deferred tax assets	44,383	43,890	43,380
Deferred tax liabilities
Capitalized interest	(69)	(167)	(373)
Unrealized exchange gain	—	—	(64)
Depreciation for asset held for sale	—	—	(3)
Deferred tax liabilities	(69)	(167)	(440)

2014.12.31

		Recognized
	Opening	in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	43,890	(31)	43,859
Capitalized interest	(167)	98	(69)
Others	—	524	524
	43,723	591	44,314

10.              Income taxes (continued)

Deferred tax balances (continued)

2013.12.31

		Recognized
	Opening	in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	38,955	4,935	43,890
Allowances and reserves	3,829	(3,829)	—
Accrued expenses	224	(224)	—
Capitalized interest	(373)	206	(167)
Unrealized exchange gain	(64)	64	—
Depreciation for asset held for sale	(3)	3	—
Others	372	(372)	—
	42,940	783	43,723

2012.12.31

		Recognized
	Opening	in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	25,966	12,989	38,955
Allowances and reserves	1,664	2,165	3,829
Accrued expenses	2,390	(2,166)	224
Capitalized interest	(1,266)	893	(373)
Unrealized exchange gain	(67)	3	(64)
Depreciation for asset held for sale	—	(3)	(3)
Others	1,767	(1,395)	372
	30,454	12,486	42,940

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.              Income taxes (continued)

Deferred tax balances (continued)

Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong (which should have commercial substance and proceed the formal treaty benefit application with in-charge tax bureau) are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands, where it is not currently subject to taxation.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The PRC enterprise income tax law (became effective on January 1, 2008) applies a uniform 25% enterprise income tax rate to both tax resident enterprise and non-tax resident enterprise, except where a special preferential rate applies.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25%.

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circuit enterprises.

On April 20, 2012, State Tax Bureau issued CaiShui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry.

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No. 43”), clarifying that the accreditation and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is applied pursuant to Circular No. 1.

10.              Income taxes (continued)

Deferred tax balances (continued)

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)                    Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)

Pursuant to the relevant tax regulations, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS was 12.5% in 2013. The income tax rate is 15% since 2014.

In accordance with Circular No. 43 and Circular No. 1, SMIT began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022. After that, the income tax rate will be 15%.

2)                    Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses. SMIB was in accumulative loss positions as of December 31, 2014 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC were subject to income tax rate of 25%.

Unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$532.8 million (December 31, 2013: US$851.7 million and December 31, 2012: US$1,199.2 million) due to the unpredictability of future profit streams, of which US$86.1 million, US$193.4 million, US$153.9 million, US$16.1 million and US$83.3 million will expire in 2015, 2016, 2017, 2018 and 2019, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.              Profit (loss) for the year

Profit (loss) for the year has been arrived at after charging (crediting)

11.1      Impairment losses (reversal of impairment losses) on trade receivables

	Year ended 12/31/14	Year ended 12/31/13	Year ended 12/31/12
	USD’000	USD’000	USD’000
Allowance on trade receivables (see Note 24)	1,616	617	4,615
Reversal of allowance on doubtful trade receivables	(59)	(1,213)	(2,095)
	1,557	(596)	2,520

11.2      Depreciation and amortization expense

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	506,366	501,923	531,823
Amortization of intangible assets and land use right	43,102	44,987	35,076
Total depreciation and amortization expense	549,468	546,910	566,899

11.3      Employee benefits expense

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Wages, salaries and social security contributions	249,622	233,025	206,807
Bonus	50,157	68,618	28,048
Cash settled annual leave	796	541	738
Non-monetary benefits	17,231	17,937	12,880
Termination benefits	—	—	7
Equity-settled share-based payments (Note 35)	18,388	16,402	7,174
Total employee benefits expense	336,194	336,523	255,654

11.4      Royalties expense

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Royalties expense	26,344	32,546	28,993

11.              Profit (loss) for the year (continued)

Profit (loss) for the year has been arrived at after charging (crediting) (continued)

11.5      Government funding

Government funding under specific R&D projects

The Group received government funding (including those with primary condition that the Group should purchase, construct or otherwise acquire non-current assets) of US$57.3 million, US$145.8 million and US$54.1 million and recognized US$37.4 million US$26.9 million and US$31.0 million as reductions of certain R&D expenses in 2014, 2013 and 2012 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of R&D expenses until the milestones specified in the terms of the funding have been reached.

Government funding for specific intended use

The Group received government funding of US$21.4 million, US$7.1 million and US$1.4 million and recognized US$21.4 million, US$7.1 million and US$1.2 million as reduction of interest expense in 2014, 2013 and 2012 respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense until the requirements (if any) specified in the terms of the funding have been reached.

12.              Directors’ remuneration

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Salaries	2,216	1,756	1,411
Equity-settled share-based payments	1,305	1,504	1,113
	3,521	3,260	2,524

The equity-settled share-based payments granted to directors include both stock options and restricted share units (“RSUs”).

The Group granted 7,773,789, 27,083,220 and nil options to purchase ordinary shares of the Company to the directors in 2014, 2013 and 2012, respectively. During the year ended December 31, 2014, 1,123,074 stock options were exercised and 3,369,223 stock options were expired. During the year ended December 31, 2013, 1,000,000 stock options were exercised and 4,634,877 stock options were expired. And during the year ended December 31, 2012, no stock option was exercised and 500,000 stock options were expired.

The Group granted 2,910,836, nil and nil RSUs to purchase ordinary shares of the Company to the directors in 2014, 2013 and 2012, respectively. During the year ended December 31, 2014, 12,250,480 RSUs automatically vested and no RSUs were forfeited. During the year ended December 31, 2013, 11,650,116 RSUs automatically vested and no RSUs were forfeited. And during the year ended December 31, 2012, 11,650,116 RSUs automatically vested and no RSUs were forfeited.

In 2014, 2013 and 2012, no emoluments were paid by the Group to any of the directors as an inducement to join or upon joining the Group or as compensation for loss of office. In 2014, 2013 and 2012, no directors waived any emoluments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.              Directors’ remuneration (continued)

(a)                Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

	Salaries	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2014
William Tudor Brown	57	90	147
Sean Maloney	62	87	149
Lip-Bu Tan	92	1	93
Frank Meng	76	18	94
Carmen I-Hua Chang	13	59	72
	300	255	555

		Employee
		settle share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2013
Tsuyoshi Kawanishi	20	5	25
William Tudor Brown	18	45	63
Sean Maloney	27	65	92
Lip-Bu Tan	65	5	70
Frank Meng	54	36	90
	184	156	340

	Salaries	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2012
Tsuyoshi Kawanishi	45	15	60
Lip-Bu Tan	65	15	80
Frank Meng	52	40	92
	162	70	232

There were no other emoluments payable to the independent non-executive directors during the year (2013: Nil and 2012: Nil).

12.              Directors’ remuneration (continued)

(b)                Executive  directors  and  non-executive  director

		Employee
	Salaries	settle share-	Total
	and wages	base payment	remuneration
	USD’000	USD’000	USD’000
2014
Executive directors:
Zhang Wenyi#	524	124	648
Tzu-Yin Chiu*	973	442	1,415
Gao Yonggang	307	399	706
	1,804	965	2,769
Non-executive director:
Chen Shangzhi	61	3	64
Lawrence Juen-Yee Lau**	51	82	133
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong*** (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	112	85	197

	Salaries and wages	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2013
Executive directors:
Zhang Wenyi#	391	274	665
Tzu-Yin Chiu*	963	901	1,864
Gao Yonggang	142	101	243
	1,496	1,276	2,772
Non-executive director:
Chen Shangzhi	54	10	64
Lawrence Juen-Yee Lau**	22	62	84
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong*** (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	76	72	148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.              Directors’ remuneration (continued)

(b)                Executive  directors  and  non-executive  director (continued)

	Salaries and wages	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2012
Executive directors:
Zhang Wenyi#	188	353	541
Tzu-Yin Chiu*	962	642	1,604
	1,150	995	2,145
Non-executive director:
Chen Shangzhi	52	24	76
Gao Yonggang	47	24	71
Lawrence Juen-Yee Lau**	—	—	—
Zhou Jie	—	—	—
Chen Datong*** (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	99	48	147

*                                           Tzu-Yin Chiu is also the Chief Executive Officer of the Group.

**                                      Lawrence Juen-Yee Lau resigned as a non-executive director with effect from December 31, 2014.

***                                 Datong Chen ceased to act as the alternate director to Lawrence Juen-Yee Lau with effect from December 31, 2014.

#                                            Zhang Wenyi has resigned as chairman of the Board and an executive director with effect from March 6, 2015.

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

13.              Five highest paid employees

The five highest paid individuals during the year included three (2013: two and 2012: one) directors, details of whose remuneration are set out in Note 12 above. Details of the remuneration of the remaining two (2013: three and 2012: four) non-directors, highest paid individuals for the year are as follows:

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Salaries and other benefits	633	955	1,334
Bonus	328	386	16
Stock option benefits	473	566	521
	1,434	1,907	1,871

13.              Five highest paid employees (continued)

The bonus is determined on the basis of the basic salary and the performance of the Group and the individual.

In  2014,  2013  and  2012,  no  emoluments  were  paid  by  the  Group  to  any  of  the  five  highest  paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2014	2013	2012
HK$2,000,001 (US$326,669) to HK$2,500,000 (US$408,337)	—	—	1
HK$3,000,001 (US$490,004) to HK$3,500,000 (US$571,671)	—	—	1
HK$3,500,001 (US$571,672) to HK$4,000,000 (US$653,339)	—	1	1
HK$4,500,001 (US$735,006) to HK$5,000,000 (US$816,673)	—	—	1
HK$5,000,001 (US$816,674) to HK$5,500,000 (US$898,341)	1	1	—
HK$5,500,001 (US$898,342) to HK$6,000,000 (US$980,008)	1	1	—
	2	3	4

14.              Earnings per share

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD	USD	USD
Basic earnings per share	0.00	0.01	0.00
Diluted earnings per share	0.00	0.01	0.00

Basic  earnings  per  share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Profit for the year attributable to owners of the Company	152,969	173,177	22,771
Earnings used in the calculation of basic earnings per share	152,969	173,177	22,771
Weighted average number of ordinary shares for the purposes of basic earnings per share	33,819,162,742	32,063,137,846	30,078,893,961

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.              Earnings per share (continued)

Diluted  earnings  per  share

The earnings used in the calculation of diluted earnings per share are as follows:

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Earnings used in the calculation of basic earnings per share	152,969	173,177	22,771
Interest expense from convertible bonds	9,614	1,173	—
Earnings used in the calculation of diluted earnings per share	162,583	174,350	22,771

The weighted average number of ordinary shares for the purpose of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Weighted average number of ordinary shares used in the calculation of basic earnings per share	33,819,162,742	32,063,137,846	30,078,893,961
Employee option and restricted share units	343,030,318	237,913,672	64,712,749
Convertible preferred shares	—	—	1,899,048,145
Convertible bonds	2,931,293,510	288,027,267	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	37,093,486,570	32,589,078,785	32,042,654,855

During the year ended December 31, 2014, the Group had 528,860,129 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2013, the Group had 785,159,938 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2012, the Group had 2,021,406,706 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

15.              Dividend

The Board did not recommend the payment of any dividend for the year ended December 31, 2014 (December 31, 2013: Nil and December 31, 2012: Nil).

16.              Assets classified as held for sale

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters	44	3,265	4,239

Non-current assets are classified as held for sale if their carrying  amount  will  be  recovered  principally through a sale transaction rather than  through  continuing  use.  This  condition  is  regarded  as  met  only when the sale is highly probable and the non-current asset is available for immediate sale  in  its  present condition. Management must  be  committed  to  the  sale,  which  should  be  expected  to  qualify  for recognition as a completed sale within one year from  the date of classification. The Group is committing to  sell  these  self-constructed  living  quarters  to  its  employees  in  the  following  year.

17.              Property, plant and equipment

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2011	319,891	7,003,714	86,537	624,648	8,034,790
Transfer from (out) CIP	24,581	581,579	18,029	(624,189)	—
Addition	—	—	—	409,750	409,750
Disposals	(4,088)	(7,918)	(580)	(142)	(12,728)
Reclassified as held for sale	(4,842)	—	(32)	—	(4,874)
Balance at December 31, 2012	335,542	7,577,375	103,954	410,067	8,426,938
Transfer from (out) CIP	7,238	553,162	9,610	(570,010)	—
Addition	—	—	—	670,853	670,853
Disposals	(20,698)	(1,163)	(5,531)	(10,000)	(37,392)
Reclassified as held for sale	(2,999)	—	(2)	—	(3,001)
Balance at December 31, 2013	319,083	8,129,374	108,031	500,910	9,057,398
Transfer from (out) CIP	6,896	366,298	13,652	(386,846)	—
Addition	—	—	—	977,487	977,487
Disposals	(635)	(23,486)	(1,611)	(3,471)	(29,203)
Balance at December 31, 2014	325,344	8,472,186	120,072	1,088,080	10,005,682

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Property, plant and equipment (continued)

				Construction
		Plant and	Office	in progress
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at December 31, 2011	89,376	5,322,407	73,741	32,688	5,518,212
Disposal	(1,403)	(4,850)	(579)	—	(6,832)
Depreciation expense	12,903	509,962	8,958	—	531,823
Reclassified as held for sale	(1,671)	—	(29)	—	(1,700)
Balance at December 31, 2012	99,205	5,827,519	82,091	32,688	6,041,503
Disposal	(3,030)	(1,405)	(5,073)	(4,490)	(13,998)
Depreciation expense	13,160	477,600	11,163	—	501,923
Reclassified as held for sale	(862)	—	(2)	—	(864)
Balance at December 31, 2013	108,473	6,303,714	88,179	28,198	6,528,564
Disposal	(170)	(21,687)	(1,610)	(867)	(24,334)
Depreciation expense	13,377	476,044	16,945	—	506,366
Balance at December 31, 2014	121,680	6,758,071	103,514	27,331	7,010,596

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Carrying value
Balance at December 31, 2012	236,337	1,749,856	21,863	377,379	2,385,435
Balance at December 31, 2013	210,610	1,825,660	19,852	472,712	2,528,834
Balance at December 31, 2014	203,664	1,714,115	16,558	1,060,749	2,995,086

Construction in progress

The construction in progress balance of approximately US$1,060.7 million as of December 31, 2014, primarily consisted of US$580.1 million and US$137.9 million of the manufacturing equipment acquired to further expand the production capacity at our two 12” fabs in Beijing and one 12” fab in Shanghai, respectively, and US$259.7 million of the manufacturing equipment acquired to further expand the production capacity at the 8” fab in Shenzhen. In addition, US$83.0 million  was  related  to  various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2015.

17.              Property, plant and equipment (continued)

Impairment  losses  recognized  in  the  year

In 2014, 2013 and 2012, the Group didn’t record any impairment loss of property, plant and equipment.

Assets  pledged  as  security

Property, plant and equipment with carrying amount of approximately US$306 million (2013: approximately US$1,000 million and 2012: approximately US$1,064 million) have been pledged to secure borrowings of the Group (see Note 29). The plant and equipment have been pledged as security for bank loans under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

18.              Intangible assets

Acquired intangible assets
USD’000
Cost
Balance at December 31, 2011	252,273
Additions	89,636
Balance at December 31, 2012	341,909
Additions	23,139
Expired and disposal	(16,627)
Balance at December 31, 2013	348,421
Additions	37,595
Expired and disposal	(15,295)
Balance at December 31, 2014	370,721
Accumulated amortization and impairment
Balance at December 31, 2011	72,994
Amortization expense for the year	33,537
Balance at December 31, 2012	106,531
Amortization expense for the year	40,796
Expired and disposal	(14,171)
Balance at December 31, 2013	133,156
Amortization expense for the year	41,046
Expired and disposal	(11,303)
Balance at December 31, 2014	162,899
Carrying value
Balance at December 31, 2012	235,378
Balance at December 31, 2013	215,265
Balance at December 31, 2014	207,822

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.      Subsidiaries

Details of the Group’s subsidiaries at the end of the reporting period are as follows:

							Proportion of
					Proportion of		voting power
	Place of establishment	Class of	Paid up		ownership interest		held by the
Name of company	and operation	shares held	registered capital		held by the Group		Group	Principal activities
Better Way Enterprises Limited (“Better Way”)#	Samoa	Ordinary	US$	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)#	People’s Republic of China (the “PRC”)	Ordinary	US$	1,740,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	US$	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)#	PRC	Ordinary	US$	1,000,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	Euros	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	US$	11,000	Directly	100%	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)	PRC	Ordinary	US$	800,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)#	PRC	Ordinary	US$	690,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation	PRC	Ordinary	US$	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)#	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	US$	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Semiconductor Advanced Technology Research (Shanghai) Corporation	PRC	Ordinary	US$	12,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SJ Semiconductor Corporation	Cayman Islands	Ordinary	US$	5,000	Directly	51%	51%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	PRC	Ordinary	US$	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	US$	50,000	Indirectly	100%	100%	investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HK$	10,000	Indirectly	100%	100%	Investment holding
SMIC ShenZhen (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation	PRC	Ordinary	US$	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited	PRC	Ordinary	US$	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)#	PRC	Ordinary	US$	800,000,000	Directly and indirectly	55%	55%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd	PRC	Ordinary	RMB	500,000,000	Indirectly	100%	100%	Investment holding
Shanghai Xinxin Investment Centre (Limited Partnership)	PRC	Ordinary	RMB	90,000,000	Indirectly	99%	99%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC	Ordinary	RMB	15,900,000	Indirectly	99%	99%	Investment holding
Shanghai Chengxin Investment Center (Limited Partnership)	PRC	Ordinary	RMB	18,200,000	Indirectly	99%	99%	Investment holding
Shanghai Rongxin Investment Management Limited Partnership	PRC	Ordinary		—	Indirectly	99%	99%	Investment holding
SJ Semiconductor (HK) Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	51%	51%	Investment holding
SJ Semiconductor (Jiangyin) Corp.	PRC	Ordinary	US$	49,500,000	Indirectly	51%	51%	Bumping and circuit probe testing activities

#          Abbreviation for identification purposes.

19.              Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests

The table below shows details of a non-wholly owned subsidiary of the Company that have material non-controlling interests:

		Proportion of ownership
		interests and voting
	Place of	rights held by non-		Profit (loss) allocated to		Accumulated non-
	establishment	controlling interests		non-controlling interests		controlling interests
Name of company	and operation	12/31/14	12/31/13	12/31/14	12/31/13	12/31/14	12/31/13
				USD’000	USD’000	USD’000	USD’000
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)	Beijing	45.0%	45.0%	(26,353)	1,410	359,216	109,410
Total				(26,353)	1,410	359,216	109,410

Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”, the Company’s majority owned subsidiary in Beijing) shared part of Group’s advance-technology R&D expenses in the fourth quarter of 2014, which also caused the change in loss of year attributable to non-controlling interests.

According to the joint venture agreement entered into by the Group and NCI, additional capital injection into SMNC has been completed in 2014. The additional capital injection from  NCI was amounted to US$252  million.

Summarized financial information in  respect  of  the  Company’s  subsidiary  that  has  material  non- controlling interests is set out below. The summarized  financial  information  below  represents  amounts before   intragroup   eliminations.

SMNC

	12/31/14	12/31/13
	USD’000	USD’000
Current assets	659,596	243,719
Non-current assets	550,859	—
Current liabilities	(347,217)	(586)
Non-current liabilities	(118,667)	—
Net assets	744,571	243,133
Equity attributable to owners of the Company	409,514	133,723
Non-controlling interests	335,057	109,410

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.              Subsidiaries (continued)

SMNC (continued)

	Year ended	Year ended
	12/31/14	12/31/13
	USD’000	USD’000
Revenue	—	—
Expense	(65,058)	(709)
Other income	6,496	3,843
Profit (loss) for the year	(58,562)	3,134
Profit (loss) attributable to owners of the Company	(32,209)	1,724
Profit (loss) attributable to the non-controlling interests	(26,353)	1,410
Profit (loss) for the year	(58,562)	3,134
Other comprehensive income attributable to owners of the Company	—	—
Other comprehensive income attributable to the non-controlling interests	—	—
Other comprehensive income for the year	—	—
Total comprehensive income (expense) attributable to owners of the Company	(32,209)	1,724
Total comprehensive income (expense) attributable to the non-controlling interests	(26,353)	1,410
Total comprehensive income (expense) for the year	(58,562)	3,134
Dividends paid to non-controlling interests	—	—
Net cash inflow from operating activities	7,758	1,959
Net cash outflow from investing activities	(436,449)	(164,810)
Net cash inflow from financing activities	560,000	240,000
Net cash inflow	131,309	77,149

20.              Investments in associates

Details of the Group’s associates, which are all unlisted companies, at the end of the reporting period are as follows:

			Proportion of ownership interest
		Class	and voting power held by			Proportion
	Place of establishment	of share	the Group			of voting
Name of company	and operation	held	12/31/14	12/31/13	12/31/12	power held
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai, PRC	Ordinary	30.0%	30.0%	30.0%	30.0%

Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%	49.0%	49.0%	49.0%

Brite Semiconductor Corporation	Cayman Island	Ordinary	47.8%	48.7%	NA	47.8%

China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	45.0%	NA	NA	45.0%

Beijing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”)	Beijing, PRC	Ordinary	32.6%	NA	NA	32.6%

Beijing Integrated Circuit Industry Development Fund-Design and Packaging Sub-Fund	Beijing, PRC	Ordinary	25.4%	NA	NA	25.4%

All  of  these  associates  are  accounted  for  using  the  equity  method  in  these  consolidated  financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.                             Investments in associates (continued)

Toppan

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Current assets	44,538	47,554	44,987
Non-current assets	28,789	22,660	15,677
Current liabilities	(311)	(2,117)	(1,608)
Non-current liabilities	—	—	—
Net assets	73,016	68,097	59,056

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Total revenue	23,498	23,796	19,008
Profit for the year	5,493	7,364	5,585
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	5,493	7,364	5,585
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Net assets of the associate	73,016	68,097	59,056
Proportion of the Group’s ownership interest in Toppan	30%	30%	30%
Carrying amount of the Group’s interest in Toppan	21,905	20,429	17,717

20.                           Investments in associates (continued)

Brite

	12/31/14	12/31/13
	USD’000	USD’000
Current assets	24,394	13,433
Non-current assets	5,295	4,081
Current liabilities	(13,165)	(10,816)
Non-current liabilities	(1,458)	—
Net assets	15,066	6,698

	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000
Total revenue	46,385	41,742
Profit (loss) for the year	556	(498)
Other comprehensive income for the year	—	—
Total comprehensive income for the year	556	(498)
Dividends received from the associate during the year	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/14	12/31/13
	USD’000	USD’000
Net assets of the associate	15,066	6,698
Proportion of the Group’s ownership interest in Brite	47.8%	48.7%
Other adjustment	2,291	1,375
Carrying amount of the Group’s interest in Brite	9,493	4,637

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.                             Investments in associates (continued)

WuJin

12/31/14
USD’000
Current assets	10,894
Non-current assets	4,083
Current liabilities	—
Non-current liabilities	—
Net assets	14,977

Year ended
12/31/14
USD’000
Total revenue	—
Loss for the year	(50)
Other comprehensive income for the year	—
Total comprehensive loss for the year	(50)
Dividends received from the associate during the year	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/14
USD’000
Net assets of the associate	14,977
Proportion of the Group’s ownership interest in WuJin	32.6%
Carrying amount of the Group’s interest in WuJin	4,883

20.                      Investments in associates (continued)

Beijing Integrated Circuit Industry Development Fund-Design and Packaging Sub- Fund

12/31/14
USD’000
Current assets	63,987
Non-current assets	—
Current liabilities	—
Non-current liabilities	—
Net assets	63,987

Year ended
12/31/14
USD’000
Total revenue	—
Loss for the year	(350)
Other comprehensive income for the year	—
Total comprehensive loss for the year	(350)
Dividends received from the associate during the year	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/14
USD’000
Net assets of the associate	63,987
Proportion of the Group’s ownership interest in Beijing Integrated Circuit Industry Development Fund-Design and Packaging Sub-Fund	25.4%
Carrying amount of the Group’s interest in Beijing Integrated Circuit Industry Development Fund-Design and Packaging Sub-Fund	16,253

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.              Other financial assets

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Derivatives
Foreign currency forward contracts	—	—	77
Short-term investments
Financial products sold by banks	616,862	240,311	18,653
Bank deposits over 3 months	27,209	—	—
	644,071	240,311	18,730

22.              Other assets

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Advance payments	—	—	28,252
Available-for-sale investment	15,081	1,278	3,757
Others	15,786	4,959	11,373
Non-current	30,867	6,237	43,382

Available-for-sale investment is the investment of fund companies which were invested for their future development in integrated circuit related field.

23.              Inventories

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Raw materials	65,598	56,242	52,228
Work in progress	179,047	180,710	156,392
Finished goods	71,396	49,299	87,108
	316,041	286,251	295,728

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision was US$29.6 million (2013: US$(0.1) million and 2012: US$4.9 million).

24.              Trade and other receivables

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Trade receivables	424,661	352,872	323,451
Allowance for doubtful debts	(42,014)	(44,643)	(45,340)
	382,647	308,229	278,111
Other receivables and refundable deposits	73,741	71,132	50,100
	456,388	379,361	328,211

The Group determines credit terms mostly ranging from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the  Group.

The Group determines its allowance for doubtful debts based on the Group’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Group’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness. The Group provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Group recognized US$1.6 million, US$0.6 million and US$4.6 million of allowance for doubtful debts respectively during the year ended December 31, 2014, 2013 and 2012 respectively. The Group reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the customers’ credit quality, the Group used an internal system based on each customer’s operation size, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Group believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade  receivables

Of the trade receivables balance at the end of the year of 2014, 2013 and 2012, US$131.3 million, US$129.4 million and US$101.1 million respectively are due from the Group’s two largest customers.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

Age of receivables

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Within 30 days	167,137	166,117	113,955
31–60 days	122,387	110,470	123,618
Over 60 days	135,137	76,285	85,878
Total	424,661	352,872	323,451

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.              Trade and other receivables (continued)

Trade  receivables (continued)

Age of receivables (continued)

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting for which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Current	270,220	269,740	222,765
Past due but not impaired
Within 30 days	55,412	24,480	31,219
31–60 days	20,915	10,068	16,559
Over 60 days	36,100	3,941	7,568
Total	382,647	308,229	278,111
Average overdue days	74	40	47

Movement in the allowance for doubtful debts

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Balance at beginning of the year	44,643	45,340	42,820
Addition in allowance for doubtful debts	1,616	617	4,615
Amounts written off during the year as uncollectible	(4,186)	(101)	—
Reversal of allowance for doubtful debts	(59)	(1,213)	(2,095)
Balance at end of the year	42,014	44,643	45,340

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

Age of impaired trade receivables

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Within 30 days	306	192	278
31–60 days	338	89	855
Over 60 days	41,370	44,362	44,207
Total	42,014	44,643	45,340

25.              Restricted cash

As of December 31, 2014, 2013 and 2012, restricted cash consisted of US$0.6 million, US$35.7 million and US$111.6 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$135.4 million, US$111.9 million and US$106.0 million, respectively of government funding received mainly for the reimbursement of research and development expenses to be incurred. In addition, as of December 31, 2014 the restricted cash of US$102 million was for the co-investment in the proposed acquisition of STATS ChipPAC Ltd, which is a leading provider of advanced semiconductor packaging and test services in Singapore.

26.              Shares and issued capital

Fully paid ordinary shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at December 31, 2011	27,487,676,065	10,995	3,774,016
Issuance of shares under the Company’s employee share option plan (see note 35)	57,004,448	23	3,057
Conversion of convertible preference shares	4,455,459,110	1,782	306,515
Balance at December 31, 2012	32,000,139,623	12,800	4,083,588
Issuance of shares under the Company’s employee share option plan (see note 35)	112,167,478	45	6,641
The Group purchased shares of subsidiaries	—	—	(383)
Balance at December 31, 2013	32,112,307,101	12,845	4,089,846
Issuance of shares under the Company’s employee share option plan (see note 35)	215,677,649	86	18,422
Ordinary shares issued at June 12, 2014	2,590,000,000	1,036	196,161
Ordinary shares issued at November 21, 2014	669,468,952	268	51,523
Ordinary shares issued at November 27, 2014	268,642,465	107	20,678
Balance at December 31, 2014	35,856,096,167	14,342	4,376,630

On June 4, 2014, the Company, J.P. Morgan Securities (Asia Pacific) Limited, Deutsche Bank AG, Hong Kong Branch (the “Placing Agents”) and Datang Holdings (Hongkong) Investment Company Limited (“Datang”) entered into a placing and subscription agreement (the “Placing and  Subscription Agreement”). Pursuant to the agreement, Datang appointed the Placing  Agents  to  place  2.59  billion shares of the Company’s common stock at a price of HK$0.60 per share, which represented a discount of approximately 4.76% to the Company’s closing price of HK$0.63 per share as quoted on the Hong Kong Stock Exchange on June 4, 2014 (the “Placing Price”) (the “Top-up Placing”). Following the completion of the Top-up Placing, Datang applied to subscribe for 2.59 billion new ordinary shares (the “Subscription Share(s)”) at the price of HK$0.60 per  Subscription Share (which was the same as the Placing Price) according to the Placing and Subscription Agreement (the  “Top-up  Subscription”).  The Top-up Subscription was completed with net proceeds of approximately US$197.2 million on June 12, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.              Shares and issued capital (continued)

Fully paid ordinary shares (continued)

The net proceeds were recorded as share capital of approximately US$1 million and share premium of approximately US$196.2 million in the Group’s statements of financial position. Net proceeds of issue were measured after deducting directly attributable transaction costs of the share issue.

On August 22, 2014, the Company entered into a subscription agreement with each of Datang and Country Hill Limited (“Country Hill”) in relation to the proposed subscription of 669,468,952 ordinary shares by Datang upon the exercise of Datang’s pre-emptive rights as specified in the share purchase agreement (“2008 Datang Share Purchase Agreement”) on November 6, 2008  entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd (“Datang Telecom”) and 268,642,465 ordinary shares by Country Hill upon the exercise of Country Hill’s pre-emptive rights pursuant to the share subscription agreement (“2011 Country Hill Share Subscription Agreement”) on April 18, 2011 entered into between the Company and Country Hill at the price of HK$0.60 per ordinary share (which is the same as the Placing Price). On November 21, 2014, Datang subscribed 669,468,952 ordinary shares of the Company. On November 27, 2014, Country Hill subscribed 268,642,465 ordinary shares of the Company.

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

Convertible preference shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at December 31, 2011	445,545,911	178	308,119
Converted into ordinary shares	(445,545,911)	(178)	(308,119)
Balance at December 31, 2012	—	—	—

In June 2011, the Company issued 360,589,053 non-redeemable convertible preferred shares (the “Preferred Shares”) and a warrant (the “CIC Warrant”) to subscribe for up to 72,117,810  preferred shares, to Country Hill, a wholly-owned subsidiary of China Investment Corporation (“CIC”), for an aggregate proceeds of approximately US$249 million, net of issuance cost of US$0.6 million which was deducted from the carrying value of the Preferred Shares.

In September 2011, the Company issued 84,956,858 preferred shares and a Warrant (the “Datang Warrant” and, together with the CIC Warrant, the “Warrant”) to subscribe for up to 16,991,371 preferred shares, to Datang, for aggregate proceeds of approximately US$58.9 million.

The holders of the preferred shares had the right at any time to convert their preferred shares into fully paid ordinary shares and the preferred shares was mandatorily converted into ordinary shares at the conversion rate of 10 ordinary shares per convertible preferred share. As of result of the conversion, the Company issued 3,605,890,530 and 849,568,580 ordinary shares to CIC and Datang, respectively, on June 4, 2012.

The Warrant to subscribe for convertible preferred shares has expired without exercise.

26.              Shares and issued capital (continued)

Stock incentive plans

The Group has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 35).

27.              Reserves

Equity-settled employee benefits reserve

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Balance at beginning of year	55,177	42,232	37,469
Arising on share-based payments	18,388	16,402	7,174
Transfer to share premium	(9,025)	(3,457)	(2,411)
Balance at end of year	64,540	55,177	42,232

The above equity-settled employee benefits reserve related to share options and RSUs granted by the Group to its employees and service providers under stock incentive plans. Items included in equity-settled employee benefits reserve will not be reclassified subsequently to profit or loss.  Further information about share-based payments to employees and service providers is set out in Note 35.

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Balance at beginning of year	4,553	3,916	3,846
Exchange differences arising on translating the foreign operations	(324)	731	70
Disposal of subsidiaries	—	(94)	—
Balance at end of year	4,229	4,553	3,916

Exchange differences relating to the translation of the results and net assets of the Group’s foreign operations from their functional currencies to the Group’s presentation currency (i.e.  United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve.  Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations) are reclassified to profit or loss on the disposal/deconsolidation of the foreign operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.              Reserves (continued)

Convertible bonds equity reserve

	12/31/14	12/31/13
	USD’000	USD’000
Balance at beginning of year	15,210	—
Recognition of the equity component of convertible bonds	14,354	15,210
Balance at end of year	29,564	15,210

28.    Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Group’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2014 the Group did not make any appropriation to non-distributable reserves. As of December 31, 2014, 2013 and 2012, the accumulated non-distributable reserve was US$30 million, US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Group’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$4,445 million at December 31, 2014 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2014, reserve and capital of approximately US$4,198 million was not available for distribution to the Group by its PRC subsidiaries in the form of dividends, loans or advances.

In 2014, 2013 and 2012 the Group did not declare or pay any cash dividends on the ordinary shares.

29.              Borrowings

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	115,084	219,727	383,225
	115,084	219,727	383,225
Long-term debt by contracts
2011 EXIM Bank USD Loan (SMIC Shanghai) (ii)	—	—	68,500
2012 EXIM Bank USD Loan (SMIC Shanghai) (iii)	—	—	70,000
2012 USD Loan (SMIC Shanghai) (iv)	—	201,000	245,611
2013 USD Loan (SMIC Shanghai) (v)	221,520	260,000	—
2011 EXIM USD & RMB Loan (SMIC Beijing) (vi)	—	—	49,079
2012 EXIM USD Loan (SMIC Beijing) (vii)	—	—	20,000
2012 USD Loan (SMIC Beijing) (viii)	—	260,000	260,000
2013 EXIM USD Loan (SMIC Beijing) (ix)	40,000	40,000	—
2013 CIC RMB Entrust loan (SMIC Beijing) (x)	2,450	10,795	—
2014 EXIM RMB Loan (SMIC Beijing) (xi)	39,200	—	—
	303,170	771,795	713,190
Less: current maturities of long-term debt	46,970	170,820	184,578
Non-current maturities of long-term debt	256,200	600,975	528,612
Borrowing by repayment schedule:
Within 1 year	162,054	390,547	567,803
Within 1—2 years	125,200	209,965	309,000
Within 2—5 years	131,000	367,990	219,612
Over 5 years	—	23,020	—
	418,254	991,522	1,096,415

Summary of borrowing arrangements

(i)                    As of December 31, 2014, the Group had 21 short-term credit agreements that provided total credit facilities of up to US$882.5 million on a revolving credit basis. As of December 31, 2014, the Group had drawn down US$115.1 million under these credit agreements and US$767.4 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest rate ranged from 1.9% to 4.2% in 2014.

(ii)                 In April 2011, SMIS entered into the Shanghai EXIM Bank USD loan I, a new two-year loan facility in the principal amount of $69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS has repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility. The interest rate ranged from 4.0% to 5.0% during 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.              Borrowings (continued)

Summary of borrowing arrangements (continued)

(iii)              In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a new two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which was secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS had repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility. The interest rate ranged from 4.0% to 5.0% during 2013.

(iv)             In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’s 8-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. SMIS had drawn down US$268 million and repaid the outstanding balance on this loan facility in advance by December 2014. As of December 31, 2014, SMIS had no outstanding balance of the facility. The interest rate on this loan facility ranged from 3.6% to 3.9% in 2014.

(v)                In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIS 12-inch fabs and buildings of SMIS. As of December 31, 2014, SMIS had drawn down US$260 million and repaid US$38.5 million on this loan facility in advance by December 2014. The outstanding balance of US$221.5 million is repayable from August 2015 to February 2018. SMIS repaid US$200 million on this loan facility in advance in the first quarter of 2015. The interest rate on this loan facility ranged from 4.3% to 4.9% in 2014.

(vi)             In September 2011, SMIB entered into the USD and RMB loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. SMIB had repaid the outstanding balance in advance by June 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.1% to 6.5% in 2013.

29.              Borrowings (continued)

Summary of borrowing arrangements (continued)

(vii)          In March 2012, SMIB entered into the new USD loan, a two-year working capital loan facility in the principal amount of US$30 million with the Export-Import Bank of China, which was unsecured. This two-year bank facility was used for working capital purpose. SMIB had repaid the outstanding balance of US$20 million in advance by August 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.2% to 6.5% in 2013.

(viii)       In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility was secured by the manufacturing equipment located in the SMIB and SMIT fabs, and 100% equity pledge of SMIB and SMIT. As of December 31, 2014, SMIB had drawn down US$260 million and repaid the outstanding balance on this loan facility in advance by September 2014. The interest rate on this loan facility ranged from 5.8% to 5.9% in 2014.

(ix)             In June 2013, SMIB entered into the new USD loan, a twenty-six-months working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which is unsecured. This twenty-six-months bank facility was used for working capital purposes. As of December 31, 2014, SMIB had drawn down US$40 million on this loan facility. The principal amount is repayable in August 2015. The interest rate on this loan facility ranged from 3.3% to 3.4% in 2014.

(x)                In June 2013, SMIB entered into the new RMB loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million with China Investment Development Corporation through China CITIC Bank, which is unsecured. This two-year entrust loan facility was used for working capital purposes. As of December 31, 2014, SMIB had drawn down RMB70 million (approximately US$11.5 million) and repaid RMB55 million (approximately US$9.0 million) on this loan facility. The outstanding balance of RMB15 million (approximately US$2.5 million) is repayable in June 2015. The interest rate on this loan facility is 12% in 2014.

(xi)             In December 2014, SMIB entered into the new RMB loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2014, SMIB had drawn down RMB240 million on this loan facility. The principal amount is repayable in December 2016. The interest rate on this loan facility is 3.9% in 2014.

As of December 31, 2014, property, plant and equipment and land use right with carrying amount of approximately US$308 million (2013: US$1,007 million and 2012: US$1,070 million) had been pledged to secure borrowings of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.              Convertible bonds

(i)                   Issue of US$200 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 on November 7, 2013 (the “Original Bonds”).

The principal terms of the Original Bonds are as follows:

(1)                 Denomination of the Original Bonds — The Original Bonds are denominated in USD.

(2)                 Maturity date — Five years from the date of issuance, which is November 7, 2018 (“Maturity Date”).

(3)                 Interest — The Original Bonds do not bear any cash interest.

(4)                 Conversion —

a)                 Conversion price — The price is HK$0.7965 per each new share to be issued upon conversion of the Original Bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalisation of profits or reserves, capital distribution, issuance of options or rights, and certain other events.

b)                Conversion period — The Bondholder has the right to convert the Original Bonds into shares at any time on or after December 18, 2013 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called or put for redemption at any time before the Maturity Date, then up to the close of business on a date no later than seven days prior to the date fixed for redemption, which is discussed below.

c)                 Number of Conversion Shares issuable — 1,946,817,325 Conversion Shares will be issued upon full conversion of the Original Bonds based on the initial conversion price of HK$0.7965 (translated at the fixed exchange rate of HK$7.7532 = US$1.0 as pre- determined).

(5)                 Redemption —

a)                     At the option of the Company:

(I)                  Redemption at maturity — The Company will redeem the outstanding Original Bonds at principal amount on the Maturity Date.

(II)               Redemption for tax reasons — The Company will redeem all and not only some of the Original Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

30.              Convertible bonds (continued)

(i)                   Issue of US$200 million zero coupon convertible bonds due 2018 (continued)

(5)                 Redemption — (continued)

a)                     At the option of the Company: (continued)

(III)            Redemption at the Option — The Company may redeem all and not only some of the Original Bonds on the date specified in the Option Redemption Notice at their principal amount at any time after November 7, 2015, provided that the Closing Price of a Share at least 120 percent of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the outstanding Original Bonds is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding Original Bonds at their principal amount.

b)                    At the option of the Bondholder:

(I)                  Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the Original Bonds.

(II)               Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the Original Bonds of such holder on the Optional Put Date (on November 7, 2016) at their principal amount.

(6)                Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase the Original Bonds at any price in the open market or otherwise.

(7)                Cancellation — All the Original Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all the Original Bonds cancelled will be forwarded to or to the order of the Registrar and such Original Bonds may not be reissued or resold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.              Convertible bonds (continued)

(i)                   Issue of US$200 million zero coupon convertible bonds due 2018 (continued)

The Original Bonds issued at November 7, 2013 is a compound instrument included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Bonds was approximately US$179.4 million and the equity component was approximately US$15.2 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	200,000
Transaction cost	(5,400)
Liability component at the date of issue	(179,390)
Equity component	15,210

Subsequent to the initial recognition, the liability component of the Original Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Bonds was 3.69% per annum. The movement of the liability component and equity component of the Original Bonds for the year ended December 31, 2014 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at November 7, 2013	179,390	15,210	194,600
Interest charged during the year	1,173	—	1,173
As at December 31, 2013	180,563	15,210	195,773
Interest charged during the year	6,593	—	6,593
As at December 31, 2014	187,156	15,210	202,366

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Original Bonds mature.

30.              Convertible bonds (continued)

(ii)               Issue of US$86.8 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$54,600,000 to Datang and an aggregate principal amount of US$32,200,000 to Country Hill on May 29, 2014 (collectively, the “Original Pre-emptive Bonds”). The issue price was 100% of the aggregate principal amount of the Original Pre-emptive Bonds and the terms and conditions of the Original Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 30(i)). The Original Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Pre- emptive Bonds was approximately US$81.2 million and the equity component was approximately US$5.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	86,800
Transaction cost	—
Liability component at the date of issue	(81,235)
Equity component	5,565

Subsequent to the initial recognition, the liability component of the Original Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Pre-emptive Bonds was 2.78% per annum. The movement of the liability component of the Original Pre-emptive Bonds for the year ended December 31, 2014 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at May 29, 2014	81,235	5,565	86,800
Interest charged during the year	1,315	—	1,315
As at December 31, 2014	82,550	5,565	88,115

The Original Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.              Convertible bonds (continued)

(iii)           Issue of US$95 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$95,000,000 on June 24, 2014 (the “Further Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Bonds and the terms and conditions of the Further Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 30(i)). The Further Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Bonds was approximately US$87.1 million and the equity component was approximately US$7.1 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	95,000
Premium of convertible bonds	1,425
Transaction cost	(2,187)
Liability component at the date of issue	(87,090)
Equity component	7,148

Subsequent to the initial recognition, the liability component of the Further Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Bonds was 3.79% per annum. The liability component of the Further Bonds for the year ended December 31, 2014 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at June 24, 2014	87,090	7,148	94,238
Interest charged during the year	1,650	—	1,650
As at December 31, 2014	88,740	7,148	95,888

30.              Convertible bonds (continued)

(iv)            Issue of US$22.2 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$22,200,000 to Datang on December 4, 2014 (the “Further Pre-emptive Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Pre-emptive Bonds and the terms and conditions of the Further Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 30(i)). The Further Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Pre-emptive Bonds was approximately US$20.9 million and the equity component was approximately US$1.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	22,200
Premium of convertible bonds	333
Liability component at the date of issue	(20,892)
Equity component	1,641

Subsequent to the initial recognition, the liability component of the Further Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Pre-emptive Bonds was 3.22% per annum. The liability component of the Further Pre-emptive Bonds for the year ended December 31, 2014 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at December 4, 2014	20,892	1,641	22,533
Interest charged during the year	56	—	56
As at December 31, 2014	20,948	1,641	22,589

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.              Bonds payable

On October 8, 2014, the Company issued 5-year unsecured corporate bonds for a total amount of US$500 million. The corporate bonds carry a coupon interest rate of 4.125% with bond interest payable semi-annually on March 31 and September 30. As at the issue date, the net book value of the liabilities amounted to US$491.2 million after the deduction of (1) a discount of US$5.2 million and (2) issue expenses of US$3.6 million.

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable	491,181

The movement of the corporate bonds for the year ended December 31, 2014 is set out below:

2014
USD’000
As at October 8, 2014	491,181
Interest charged during the year	5,554
Interest payable recognized during the year	(5,156)
As at December 31, 2014	491,579

32.              Trade and other payables

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Trade payables	645,414	285,967	331,394
Advance receipts from customers	54,724	41,164	67,108
Deposit received from customers	77,296	48,976	10,591
Other payable	16,927	17,783	14,859
	794,361	393,890	423,952

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

As of December 31, 2014, 2013 and 2012, trade payables were US$645.4 million, US$286.0 million and US$331.4 million, within which the payables for property, plant and equipment were US$425.1 million, US$117.6 million and US$111.8 million, respectively.

The following is an aged analysis of accounts payable presented based on the invoice date at the end of the reporting period.

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Within 30 days	555,556	214,219	252,097
Between 31 to 60 days	25,729	20,295	49,735
Over 60 days	64,129	51,453	29,562
	645,414	285,967	331,394

32.              Trade and other payables (continued)

An aged analysis of the accounts payable is as follows:

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Current	599,584	237,337	275,398
Overdue:
Within 30 days	12,520	9,493	26,783
Between 31 to 60 days	4,954	12,299	10,652
Over 60 days	28,356	26,838	18,561
	645,414	285,967	331,394

33.              Accrued liabilities

The amounts of accrued liabilities as of December 31, 2014, 2013 and 2012 were US$131.1 million, US$127.6 million and US$84.6 million, within which the amounts of accrued payroll expenses were US$62.5 million, US$55.5 million and US$21.4 million, respectively.

34.              Promissory notes

In 2009, the Group reached a new settlement with Taiwan Semiconductor Manufacturing Corporation (“TSMC”). Under this agreement, the remaining promissory note of US$40.0 million under the prior 2005 Settlement Agreement was cancelled. The Group issued twelve non-interest bearing promissory notes with an aggregate amount of US$200.0 million as the settlement consideration. The Group recorded a discount of US$8.1 million for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Group’s average rate of borrowing for 2009), which was recorded as a reduction of the face amount of the promissory notes. In total, the Group paid TSMC US$30.0 million and US$30.0 million in 2013 and 2012, respectively. The agreement was fully settled in 2013 and the outstanding promissory notes as of December 31, 2012 are as follows:

	31/12/12
	Face value	Discounted Value
	USD’000	USD’000
Maturity
2013–Current	30,000	29,374
	30,000	29,374

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.              Share-based payments

Stock incentive plans

The Group’s stock incentive plans allow the Group to offer a variety of incentive awards to employees, consultants or external service advisors of the Group.

Stock option plan

The options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

Restricted share units (“RSUs”)

The Group adopted the Equity Incentive Plan (“EIP”) whereby the Group provided additional incentives to the Group’s employees, directors and external consultants through the issuance of restricted shares, RSUs and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

The fair value of each RSU granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

The expense recognized for employee services received during the year is shown in the following table:

	Year ended	Year ended	Year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	18,388	16,402	7,174

Movements during the year

(i)                    The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year (excluding RSUs):

	2014	2014		2013	2013		2012	2012
	Number	WAEP		Number	WAEP		Number	WAEP
Outstanding at January 1	1,320,383,853	US$	0.09	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10
Granted during the year	153,998,051	US$	0.10	270,695,247	US$	0.08	292,084,956	US$	0.04
Forfeited and expired during the year	(161,539,854)	US$	0.15	(158,907,830)	US$	0.11	(209,218,313)	US$	0.09
Exercised during the year	(149,214,781)	US$	0.06	(76,770,936)	US$	0.04	(28,437,700)	US$	0.02
Outstanding at December 31	1,163,627,269	US$	0.08	1,320,383,853	US$	0.09	1,285,367,372	US$	0.09
Exercisable at December 31	489,477,234	US$	0.09	483,679,899	US$	0.11	457,250,416	US$	0.12

The weighted average remaining contractual life for the share options outstanding as at December 31, 2014 was 6.59 years (2013: 6.58 years and 2012: 6.61 years).

35.              Share-based payments (continued)

Movements during the year (continued)

(i)                    The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year (excluding RSUs): (continued)

The range of exercise prices for options outstanding at the end of the year was from US$0.02 to US$0.22 (2013: from US$0.02 to US$0.35 and 2012: from US$0.02 to US$0.35).

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$0.10 (2013: US$0.07 and 2012: US$0.04).

During the year ended December 31, 2014, share options were granted on June 12, 2014 and November 17, 2014. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04 and US$0.05, respectively.

During the year ended December 31, 2013, share options were granted on May 7, 2013, June 11, 2013, June 17, 2013, September 6, 2013 and November 4, 2013. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04, US$0.04, US$0.04, US$0.04 and US$0.03, respectively.

During the year ended December 31, 2012, share options were granted on May 22, 2012, September 12, 2012 and November 15, 2012. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.02, US$0.02 and US$0.03, respectively.

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2014, 2013 and 2012 respectively:

	2014	2013	2012
Dividend yield (%)	—	—	—
Expected volatility	50.93%	62.18%	65.93%
Risk-free interest rate	1.67%	1.23%	0.77%
Expected life of share options	5 years	5 years	5 years

The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Group’s intended future dividend plan.

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.              Share-based payments (continued)

Movements during the year (continued)

(ii)                 The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the year (excluding share options):

	2014	2014		2013	2013		2012	2012
	Number	WAFV		Number	WAFV		Number	WAFV
Outstanding at January 1	233,158,731	US$	0.07	125,358,288	US$	0.06	101,564,432	US$	0.07
Granted during the year	114,726,892	US$	0.11	151,336,161	US$	0.08	65,170,000	US$	0.04
Forfeited during the year	(7,365,088)	US$	0.09	(8,139,176)	US$	0.07	(12,809,396)	US$	0.08
Exercised during the year	(66,462,868)	US$	0.07	(35,396,542)	US$	0.06	(28,566,748)	US$	0.08
Outstanding at December 31	274,057,667	US$	0.09	233,158,731	US$	0.07	125,358,288	US$	0.06

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2014 was 8.75 years (2013: 8.88 years and 2012: 8.84 years).

The weighted average closing price of the Company’s shares immediately before the dates on which the RSUs were exercised was US$0.08 (2013: US$0.08 and 2012: US$0.04).

During the year ended December 31, 2014, RSUs were granted on November 17, 2014. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.11.

During the year ended December 31, 2013, RSUs were granted on June 11, 2013. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.08.

During the year ended December 31, 2012, RSUs were granted on May 22, 2012 and September 12, 2012. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04 and US$0.04.

The following table list the inputs to the models used for the plans for the years ended December 31, 2014, 2013 and 2012, respectively:

	2014	2013	2012
Dividend yield (%)	—	—	—
Expected volatility	38.49%	47.03%	49.90%
Risk-free interest rate	0.54%	0.34%	0.30%
Expected life of RSUs	2 years	2 years	2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Group’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

36.              Financial instruments

Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure. The Group’s overall strategy remains unchanged from 2013.

The capital structure of the Group consists of net debt (debt as detailed in Note 29, Note 30 and Note 31 offset by cash and cash equivalent) and equity of the Group.

Where the entity manages its capital through issuing/repurchasing shares and raising/repayment of debts. The Group reviews the capital structure on a semi-annual basis. As part of this review, the Group considers the cost of capital and the risks associates with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Debt (i)	1,289,227	1,172,085	1,096,415
Cash and cash equivalent	(603,036)	(462,483)	(358,490)
Net debt	686,191	709,602	737,925
Equity	3,307,722	2,593,182	2,276,452
Net debt to equity ratio	20.75%	27.36%	32.42%

(i)                    Debt is defined as long- and short-term borrowings (excluding derivatives), convertible bonds, and bonds payables as described in Note 29, Note 30 and Note 31.

Financial risk management objectives

The Group’s corporate treasury function co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk including currency risk, interest rate risk and other price risk, credit risk and liquidity risk.

The Group seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed on continuous basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.              Financial instruments (continued)

Market risk

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

•                         forward foreign exchange contracts to hedge the exchange rate risk arising on the import from suppliers;

•                         interest rate swaps to mitigate the risk of rising interest rates; and

•                         cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar.

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2014, 2013 and 2012.

There has been no change to the Group’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency risk management

The Group undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	2,488	3,037	1,345	480	2,595	3,249
JPY	7,560	7,925	13,693	606	1,499	3,023
RMB	221,336	133,177	254,750	1,148,146	766,960	456,271
Others	4,684	8,226	6,934	1,100	7,323	2,122

Foreign currency sensitivity analysis

The Group is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

The following table details the Group’s sensitivity to a 5% increase in the foreign currencies against USD. 5% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. For a 5% decrease of the foreign currency against USD, there would be an equal and opposite impact on the profit or equity below predicted.

36.              Financial instruments (continued)

Foreign currency risk management (continued)

Foreign currency sensitivity analysis (continued)

	EUR			JPY			RMB			Others
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(100)	(22)	95	(366)	(338)	(562)	48,780	33,357	10,606	(190)	(1)	(3)
Equity	(100)	(22)	95	(366)	(338)	(562)	48,780	33,357	10,606	(190)	(1)	(3)

Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Group also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

The following table details the forward foreign currency (FC) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
Less than 3 months	––	––	6.3763	––	––	221,173	––	––	35,504	––	––	67
3 months to 1 year	––	––	6.4100	––	––	294,696	––	––	47,306	––	––	(15)
						515,869			82,810			52

The Group does not enter into foreign currency exchange contracts for speculative purposes.

Interest rate risk management

The Group is exposed to interest rate risk relates primarily to the Group’s long-term debt obligations, which the Group generally assumes to fund capital expenditures and working capital requirements. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.              Financial instruments (continued)

Interest rate risk management (continued)

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 10 basis points higher and all other variables were held constant, the Group’s profit for the year ended December 31, 2014 would decrease by US$0.2 million (2013: profit decrease by US$0.6 million and 2012: profit decrease by US$0.6 million). This is mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings.

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group is mainly exposed to credit risk from trade and other receivables and deposits with banks and financial institutions.

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and is offered credit terms only with the approval from Finance and Sales Division. Credit quality of a customer is assessed using publicly available financial information and its own trading records to rate its major customers. The Group’s exposure and credit ratings of its counterparties are continuously monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

Apart from Customers A and B, two largest customers of the Group, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to Customers A and B did not exceed 10% and 2% respectively of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 5% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Group’s accounts receivable and net sales is disclosed in Note 6.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

36.              Financial instruments (continued)

Liquidity risk management

The Group manages liquidity risk by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2014
Interest-bearing bank and other borrowings	Fixed	2.54%	39,075	77,099	—	—	116,174
	Floating	6.13%	—	48,408	287,596	—	336,004
		2.78%~
Convertible bonds		3.79%	—	—	404,000	—	404,000
Bonds payable		4.52%	—	—	500,000	—	500,000
Trade and other payables			727,589	744	3,492	62,536	794,361
			766,664	126,251	1,195,088	62,536	2,150,539

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Interest-bearing bank and other borrowings	Fixed	3.72%	102,800	119,588	—	—	222,388
	Floating	5.66%	82,741	91,169	643,369	26,928	844,207
Convertible bonds		3.69%	—	—	200,000	—	200,000
Trade and other payables			334,622	56,383	2,885	—	393,890
			520,163	267,140	846,254	26,928	1,660,485

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.              Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Promissory notes			—	30,000	—	—	30,000
Interest-bearing bank and other borrowings	Fixed	4.73%	—	392,282	—	—	392,282
	Floating	5.64%	—	189,786	588,270	—	778,056
Long-term financial Liabilities			—	—	6,750	—	6,750
Trade and other payables			353,009	62,120	8,823	—	423,952
			353,009	674,188	603,843	—	1,631,040

The following table details the Group’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets. The inclusion of information on non-derivative financial assets is necessary in order to understand the Group’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2014
Trade and other receivables		456,388	—	—	—	456,388
Cash and cash equivalent, restricted cash & short-term investments	2.60%	1,309,979	45,484	—	—	1,355,463
Available for sale financial assets		—	—	—	15,081	15,081
		1,766,367	45,484	—	15,081	1,826,932

36.              Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Trade and other receivables		379,361	—	—	—	379,361
Cash and cash equivalent, restricted cash & short-term investments	1.34%	680,525	59,437	—	—	739,962
Available for sale financial assets		—	—	—	1,278	1,278
		1,059,886	59,437	—	1,278	1,120,601

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Trade and other receivables		322,380	5,831	—	—	328,211
Cash and cash equivalent, restricted cash & short-term investments	1.35%	414,798	75,108	—	—	489,906
Available for sale financial assets		—	—	—	3,757	3,757
		737,178	80,939	—	3,757	821,874

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

The Group has access to short-term financing facilities as described in below section, of which US$767.4 million were unused at the end of the reporting period (2013: US$927.5 million and 2012: US$629.3 million). The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.              Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

The following table details the Group’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period.

		Less than	1–3	3 months
	1 month	1 month	months	to 1 year	1–5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Net settled:
–– foreign exchange forward contracts	—	20	47	(15)	—	—
	—	20	47	(15)	—	—

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Group considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•                         the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes

36.              Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2014, 2013 and 2012:

•                         Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•                         Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                         Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		12/31/14
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	––	616,862	––	616,862

Available-for-sale investment	Recent transaction price	––	––	13,803	13,803
Total		––	616,862	13,803	630,665

		12/31/13
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	––	240,311	––	240,311
Total		––	240,311	––	240,311

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.              Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position (continued)

		12/31/12
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	77	—	77
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	18,653	—	18,653
Total		—	18,730	—	18,730
Financial liabilities at FVTPL
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	(25)	—	(25)
Total		—	(25)	—	(25)

37.              Related party transactions

Relationship and details of transactions between the Group and other related parties are disclosed below.

Related party name	Relationship with the Group
China Academy of Telecommunication Technology	A member of Datang Telecom Technology & Industry Group (“Datang Group”), which owns Datang Telecom
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)	A substantial shareholder of the Group
Datang Microelectronics Technology Co., Ltd	A member of Datang Group
Leadcore Technology Co., Ltd	A member of Datang Group
Datang Telecom Group Finance Co., Ltd	A member of Datang Group
China Investment Corporation (“CIC”)	A substantial shareholder of the Group
Country Hill Limited (“Country Hill”)	A wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC
Toppan	An associate of the Group
Brite	An associate of the Group
China Fortune-Tech	An associate of the Group
Zhongxin Xiecheng	An associate of the Group

Balances and transactions between the Company and its subsidiaries, which are related parties of the Group, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Group:

	Sale of goods			Sale of services
	Year ended			Year ended
	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	12,340	14,821	9,654	––	––	––
Leadcore Technology Co., Ltd	2,173	1,905	44	––	––	––
Toppan	4,486	4,317	4,192	––	––	––
Brite	31,444	NA	NA	––	NA	NA
China Fortune-Tech	––	NA	NA	41	NA	NA

	Purchase of goods			Purchase of services
	Year ended			Year ended
	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication
Technology	––	––	––	1,163	––	––
Toppan	1,345	7	169	22,726	22,854	12,755
Zhongxin Xiecheng	––	––	––	2,673	1,930	1,094
Brite	––	NA	NA	3,201	NA	NA
China Fortune-Tech	––	NA	NA	116	NA	NA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.              Related party transactions (continued)

Trading transactions (continued)

The following balances were outstanding at the end of the reporting period:

	Amounts due from			Amounts due to
	related parties			related parties
	12/31/14	12/31/13	12/31/12	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication
Technology	360	—	—	—	—	—
Datang Microelectronics Technology Co., Ltd	5,642	6,124	4,138	—	—	—
Datang Telecom Group Finance Co., Ltd	—	—	—	—	65,884	80,262
Leadcore Technology Co., Ltd.	619	405	11	7	140	19
Toppan	387	370	372	2,739	2,397	1,487
Zhongxin Xiecheng	—	6	—	—	—	—
Brite	3,772	683	NA	700	645	NA
China Fortune-Tech	41	—	—	—	—	—

On February 18, 2014, the Company entered into a Framework Agreement with Datang Telecom. Pursuant to the agreement, the Company (including its subsidiaries) and Datang Telecom (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is two years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

On May 29, 2014, the Company issued the US$86.8 million zero coupon convertible bonds to Datang and Country Hill. Please refer to Note 30 for details.

On June 4, 2014, the Company, the Placing Agents and Datang entered into a placing and subscription agreement for the placing and subscription of 2.59 billion new ordinary shares. Please refer to Note 26 for details.

On November 21, 2014, Datang subscribed 669,468,952 ordinary shares of the Company. Please refer to Note 26 for details.

37.              Related party transactions (continued)

Trading transactions (continued)

On November 27, 2014, Country Hill subscribed 268,642,465 ordinary shares of the Company. Please refer to Note 26 for details.

On December 4, 2014, the Company issued the US$22.2 million zero coupon convertible bonds to Datang. Please refer to Note 30 for details.

On March 2, 2015, both Datang and Country Hill delivered an irrevocable notice to the Company that they would be exercising their pre-emptive right in respect of the issue of new ordinary shares. Please refer to Note 39 for details.

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended	year ended	year ended
	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Short-term benefit	4,593	4,318	3,191
Share-based payments	2,535	3,028	1,343
	7,128	7,346	4,534

The remuneration of key management personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

Sale of self-developed living quarter unit

Amount of sales of self-developed living quarter unit to one of directors of the Company and one of the key management, which were approved by the Board, were US$1.1 million and US$0.8 million in 2013.

Amount of sales of self-developed living quarter unit to two of the key management, which were approved by the Board, was US$0.9 million in 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.              Commitments for expenditure

Purchase commitments

As of December 31, 2014, 2013 and 2012, the Group had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Group’s facility by December 31, 2015.

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Commitments for the facility construction	211,696	114,878	25,551
Commitments for the acquisition of property, plant and equipment	292,867	178,382	481,639
Commitments for the acquisition of intangible assets	14,109	10,147	—
	518,672	303,407	507,190

39.              Subsequent event

On February 12, 2015 (after trading hours), the Company entered into a share purchase agreement with China Integrated Circuit Industry Investment Fund Co., Ltd. (the “Investor”). Pursuant to the share purchase agreement, the Company has conditionally agreed to allot and issue to the Investor, and the Investor has conditionally agreed to subscribe, through its wholly-owned subsidiary incorporated in Hong Kong, for 4,700,000,000 new ordinary shares (the “New Share(s)”) at the subscription price of HK$0.6593 per New Share. The aggregate consideration for the New Shares is HK$3,098.71 million.

The New Shares represent approximately 13.10% of the existing issued share capital of the Company as at the date (February 12, 2015) of the announcement and approximately 11.58% of the issued share capital of the Company as enlarged by the issue of the New Shares.

In connection with the issue of the New Shares and pursuant to the 2008 Datang Share Purchase Agreement, Datang delivered an irrevocable notice to the Company on March 2, 2015 that it would be exercising its pre-emptive right in respect of the issue of the New Shares only for a total consideration of an amount equivalent to approximately RMB500 million.

In connection with the issue of the New Shares and pursuant to the 2011 Country Hill Share Subscription Agreement, Country Hill delivered an irrevocable notice to the Company on March 2, 2015 that it would be exercising its pre-emptive right in respect of the issue of the New Shares only for a total consideration of an amount equivalent to approximately RMB170 million.

40.              Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors of the Company on March 30, 2015.

ADDITIONAL INFORMATION

FINANCIAL INFORMATION OF PARENT COMPANY STATEMENT OF FINANCIAL POSITION

	12/31/14	12/31/13	12/31/12
	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	10,244	7,301	5,728
Intangible assets	133,117	154,682	171,629
Investment in subsidiaries	2,888,658	2,689,158	2,565,148
Investments in associates	14,205	12,301	7,665
Other assets	166,500	1,000	3,479
Total non-current assets	3,212,724	2,864,442	2,753,649
Current assets
Inventories	—	—	168
Prepaid operating expenses	641	626	1,173
Trade and other receivables	312,760	201,352	211,942
Other financial assets	12,000	—	14,878
Restricted cash	—	29,130	47,506
Cash and cash equivalent	55,600	162,360	77,869
Total current assets	381,001	393,468	353,536
Total assets	3,593,725	3,257,910	3,107,185
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 35,856,096,167, 32,112,307,101 and 32,000,139,623 shares issued and outstanding at December 31, 2014, 2013 and 2012, respectively	14,342	12,845	12,800
Share premium	4,377,013	4,090,229	4,083,588
Reserves	93,012	69,295	41,140
Accumulated deficit	(1,850,292)	(1,763,481)	(1,701,430)
Total equity	2,634,075	2,408,888	2,436,098
Non-current liabilities
Convertible bonds	379,394	180,563	—
Bonds payable	491,579	—	—
Other liabilities	—	—	5,000
Total non-current liabilities	870,973	180,563	5,000
Current liabilities
Trade and other payables	18,391	527,035	450,784
Borrowings	61,221	133,803	180,034
Accrued liabilities	9,065	7,615	5,870
Promissory notes	—	—	29,374
Other financial liabilities	—	—	25
Current tax liabilities	—	6	—
Total current liabilities	88,677	668,459	666,087
Total liabilities	959,650	849,022	671,087
Total equity and liabilities	3,593,725	3,257,910	3,107,185

ADDITIONAL INFORMATION

FINANCIAL INFORMATION OF PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

Equity Movement

(In USD’000)

				Equity-
				settle	Foreign	Convertible		Attributable
		Convertible		employee	currency	bonds		to owners
	Ordinary	Share	Share	benefits	translation	equity	Accumulated	of the	Total
	shares	capital	premium	reserve	reserve	reserve	deficit	Company	Equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at January 1, 2012	10,995	178	4,082,135	37,469	(1,092)	—	(1,659,964)	2,469,721	2,469,721
Loss for the year	—	—	—	—	—	—	(41,466)	(41,466)	(41,466)
Total comprehensive loss for the year	—	—	—	—	—	—	(41,466)	(41,466)	(41,466)
Exercise of stock options	23	—	3,057	(2,411)	—	—	—	669	699
Exercise of convertible preference shares and warrants	1,782	(178)	(1,604)	—	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	—	7,174	7,174
Subtotal	1,805	(178)	1,453	4,763	—	—	—	7,843	7,843
Balance at December 31, 2012	12,800	—	4,083,588	42,232	(1,092)	—	(1,701,430)	2,436,098	2,436,098
Loss for the year	—	—	—	—	—	—	(62,051)	(62,051)	(62,051)
Total comprehensive loss for the year	—	—	—	—	—	—	(62,051)	(62,051)	(62,051)
Exercise of stock options	45	—	6,641	(3,457)	—	—	—	3,229	3,229
Share-based compensation	—	—	—	16,402	—	—	—	16,402	16,402
Recognition of equity component of convertible bonds	—	—	—	—	—	15,210	—	15,210	15,210
Subtotal	45	—	6,641	12,945	—	15,210	—	34,841	34,841
Balance at December 31, 2013	12,845	—	4,090,229	55,177	(1,092)	15,210	(1,763,481)	2,408,888	2,408,888
Loss for the year	—	—	—	—	—	—	(86,811)	(86,811)	(86,811)
Total comprehensive loss for the year	—	—	—	—	—	—	(86,811)	(86,811)	(86,811)
Issuance of ordinary shares	1,411	—	268,362	—	—	—	—	269,773	269,773
Exercise of stock options	86	—	18,422	(9,025)	—	—	—	9,483	9,483
Share-based compensation	—	—	—	18,388	—	—	—	18,388	18,388
Recognition of equity component of convertible bonds	—	—	—	—	—	14,354	—	14,354	14,354
Subtotal	1,497	—	286,784	9,363	—	14,354	—	311,998	311,998
Balance at December 31, 2014	14,342	—	4,377,013	64,540	(1,092)	29,564	(1,850,292)	2,634,075	2,634,075

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: May 21, 2015	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director